As filed with the Securities and Exchange Commission on June 9, 2008

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CAROLINA BANK HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

North Carolina

(State or other jurisdiction of incorporation or organization)

6022

(Primary Standard Industrial Classification Code Number)

56-2215437

(I.R.S. Employer Identification Number)

528 College Road

Greensboro, North Carolina 27410

(336) 286-8746

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert T. Braswell

President and Chief Executive Officer

Carolina Bank Holdings, Inc.

P.O. Box 10209

Greensboro, North Carolina 27404-0209

(336) 286-8746

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anthony Gaeta, Jr., Esq. Todd H. Eveson, Esq. Gaeta & Eveson, P.A. 8305 Falls of Neuse Road, Suite 203 Raleigh, North Carolina 27615 (919) 845-2558	Jonathan H. Talcott, Esq. Nelson Mullins Riley & Scarborough LLP 101 Constitution Avenue, N.W. Suite 900 Washington, D.C. 20001 (202) 712-2800

As soon as practicable after the effective date of this registration statement

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common Stock $1.00 par value	2,300,000	$10.36	$23,828,000	$936.44

(1)	For purposes of illustration only.
(2)	Calculation based on Rule 457(c).

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

[Subject to Completion]

PROSPECTUS

2,000,000 Shares of Common Stock

We are selling 2,000,000 shares of our common stock.

Our common stock is quoted on the Nasdaq Capital Market under the trading symbol “CLBH.” The last reported sale price of our common stock on the Nasdaq Capital Market on       , 2008, was $       per share. We have applied to have our common stock listed for quotation on the Nasdaq Global Market under the same trading symbol.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 9 for a description of various risks you should consider in evaluating an investment in our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriter has an option to purchase up to an additional 300,000 shares of our common stock from us on the same terms set forth above to cover over-allotments, if any, within 30 days of the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits, or obligations of our bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation’s Deposit Insurance Fund or any other governmental agency.

The underwriter expects to deliver the shares of our common stock to purchasers on or about                     , 2008.

Robert W. Baird & Co.

    , 2008

Banking Offices

Guilford County

*	New Corporate Headquarters and Main Banking Office(1)
101 North Spring Street
Greensboro, North Carolina 27401

—	Lawndale Banking Office
2604 Lawndale Drive
Greensboro, North Carolina 27408

—	Friendly Center Banking Office
3124 West Friendly Avenue
Greensboro, North Carolina 27408

—	Jefferson Village Banking Office
1601 Highwoods Boulevard
Greensboro, North Carolina 27410

—	High Point Banking Office
4010 Brian Jordan Place
High Point, North Carolina 27265

Randolph County

—	Asheboro Banking Office
335 South Fayetteville Street
Asheboro, North Carolina 27203

Alamance County

—	Burlington Banking Office
3214 South Church Street
Burlington, North Carolina 27215

Forsyth County

▲	Winston-Salem Loan Production Office
1590 Westbrook Plaza Drive, Suite 103
Winston-Salem, North Carolina 27103

(1)	Currently under construction and scheduled to open during 2008.

You should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with information that is different from, or inconsistent with, the information in this prospectus, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sales of our shares of common stock. Our business, financial condition, results of operations and prospects may have changed since such date.

Neither we, the underwriter, nor any of our officers, directors, agents or representatives make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

This prospectus does not offer to sell, or ask for offers to buy, any shares of our common stock in any state or jurisdiction where it would not be lawful or where the person making the offer is not qualified to do so.

No action is being taken in any jurisdictions outside the United States to permit a public offering of the common stock or possession or distribution of this prospectus in those jurisdictions. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this offering or the distribution of this prospectus.

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus before making an investment in our common stock. As used in this prospectus, the terms “company,” “we,” “our,” and “us” refer to Carolina Bank Holdings, Inc. and our subsidiaries, except where the context otherwise requires. All references to Carolina Bank Holdings, Inc. also include references to its predecessor entities where the context requires. The term “bank” refers to our principal operating subsidiary, Carolina Bank, a North Carolina-chartered banking corporation.

Unless otherwise indicated, the information in this prospectus assumes that the underwriter will not exercise its over-allotment option to purchase additional shares of our common stock. For more information regarding the over-allotment option, see “Underwriting.”

Our Company

Carolina Bank Holdings, Inc., a North Carolina corporation, is the holding company for Carolina Bank, a full-service, North Carolina-chartered community bank operating in the Piedmont Triad region of North Carolina. We are headquartered in Greensboro, the third-largest city in North Carolina, and conduct our business through six full-service banking offices located in Greensboro (3), Asheboro, Burlington and High Point and a loan production office in Winston-Salem. In addition, we are currently constructing a new headquarters facility in downtown Greensboro, which will include our seventh full-service banking office.

We offer a range of lending services, including real estate, industrial, consumer and commercial loans to small- and medium-sized businesses, professionals and individuals located in our market area. We complement our lending operations with a full array of deposit products, including checking, savings and money market accounts and certificates of deposit. We deliver our products and services first and foremost through old-fashioned, person-to-person customer service. While we believe our focused and consistent customer service has always set us apart, meeting the business and personal banking needs of our clients allows us to compete within our markets and provides us with a competitive advantage over regional and super-regional financial institutions.

We commenced operations in November 1996 and reorganized into the holding company form of organization during the third quarter of 2000. Our commitment to serving the banking needs of our local communities has contributed to our impressive growth since commencing operations. We have experienced significant growth in assets, loans, deposits and earnings per share during the last five years, all of which has been achieved through organic growth. We have not made any acquisitions of banks, thrifts, branches, insurance agencies, mortgage companies or other businesses. Based on research provided by SNL Financial, at December 31, 2007, of over 1,000 publicly traded banks, we belong to a group of only fifteen banks with the following characteristics: an annualized return on average equity of greater than 10.0%; a five-year asset growth rate of greater than 20.0%; an annualized net charge-offs/average loans of less than 0.15%; and a five-year diluted earnings per share compound annual growth rate of greater than 20.0%. Specifically, we have:

■	Increased our total assets to $524.2 million at March 31, 2008 from $189.9 million at December 31, 2002, an increase of $334.3 million representing a compound annual growth rate of 21.3%;

■	Increased our total net loans to $411.4 million at March 31, 2008 from $131.4 million at December 31, 2002, an increase of $280.0 million representing a compound annual growth rate of 24.3%;

■	Increased our total deposits to $437.7 million at March 31, 2008 from $154.9 million at December 31, 2002, an increase of $282.8 million representing a compound annual growth rate of 21.9%;

■	Increased our diluted earnings per share to $0.89 for the year ended December 31, 2007 from $0.32 for the year ended December 31, 2002, representing a compound annual growth rate of 22.7%; and

■	Grown to six full-service banking offices, one loan production office and 97 full-time equivalent employees at March 31, 2008.

While experiencing this growth, we have maintained sound asset quality with our non-performing assets as a percentage of total assets of 0.82% at March 31, 2008 and 0.91% at December 31, 2007. In addition, our ratio of net charge-offs to average total loans was 0.06% annualized for the three months ended March 31, 2008 and 0.15% for the year ended December 31, 2007. Our ratio of allowance for loan losses to loans was 1.13% at both March 31, 2008 and December 31, 2007. Our ratio of allowance for loan losses to non-performing loans was 126.5% at March 31, 2008 and 128.0% at December 31, 2007.

Our Senior Management Team

Our senior management team consists of nine officers who have 245 years of combined experience in the financial services industry, with an average of over 27 years each. The table below identifies our executive officers and market executives.

Name	Age	Position	Years of Experience
Robert T. Braswell	56	President and Chief Executive Officer	33
T. Allen Liles	55	Executive Vice President and Chief Financial Officer	26
Gunnar N.R. Fromen	59	Executive Vice President and Senior Lending Officer	37
Daniel D. Hornfeck	40	Executive Vice President and Chief Credit Officer	13
William McDuffy Johnson	51	Senior Vice President and Market Executive—Asheboro	27
W. Keith Strickland	50	Senior Vice President and Market Executive—Burlington	28
Gerald W. Church	61	Senior Vice President and Market Executive—Winston-Salem	35
L.A. “Chip” Harris	35	Senior Vice President and Market Executive—High Point	13
Phillip C. Carmac	54	Senior Vice President and Division President—Mortgage Division	33

Our Market Areas and Growth Strategy

Our primary goal, since our inception in November 1996, has been to operate the best bank in the Piedmont Triad, specifically the counties of Guilford, Randolph, Alamance and Forsyth, the cities of Greensboro, Asheboro, Burlington, High Point and Winston-Salem and portions of the Interstate 85 and Interstate 40 corridors. According to the FDIC Deposit Market Share Report at June 30, 2007, deposits in this four-county area exceeded $25.9 billion, an increase of approximately $7.8 billion from $18.1 billion at June 30, 2002. At June 30, 2007, we held the fifth largest deposit market share of 21 banks in Greensboro behind Wachovia, BB&T, SunTrust and Bank of America.

The economic strength of our market area is driven by its transition from an economy based on the textile, insurance and furniture industries to one based on the technology, service, manufacturing and retail trade industries, as well as by state and local government operations and higher education. The area is also business-friendly with its low tax base, building costs and wages, and it is easily accessible as a hub for surface transportation, as more highways intersect in Greensboro than in any other region in North Carolina.

The leading employers in our market area include the Guilford County government and school system, the Moses Cone Health System, Volvo Trucks North America, UPS, Old Dominion Freight Line, Inc. and RF Micro Devices. Dell opened its largest domestic manufacturing plant, a 750,000 square-foot facility, in Winston-Salem in 2005 and employs approximately 1,500 people. According to the Piedmont Triad Partnership, Dell’s decision to establish its new facility in the Piedmont Triad has resulted in at least seven new logistics, packaging and automation firms also locating in the area. Lenovo plans on opening a new personal computer plant in 2008. FedEx Corporation is currently constructing its new mid-Atlantic hub at Piedmont-Triad International Airport (PTI) in Greensboro, which is also expected to attract other distribution and logistics firms. The FedEx hub is projected to employ 1,500 people and be operational in 2009. Honda Aircraft Company, Inc., a wholly owned subsidiary of Honda Motor Co., Ltd., is currently constructing its new 369,000 square-foot headquarters and manufacturing facility at PTI, which will employ approximately 350 people at full production. Honda Aircraft will manage the research, development, sales, marketing and manufacturing of the advanced light jet, HondaJet, at the new facility, which will replace the existing 52,000 square-foot hangar and office complex currently at PTI. The jet engines for the HondaJet and other aircraft will be manufactured at a new plant under construction in Burlington, which is projected to add 140 new jobs.

Our market area is home to numerous colleges, universities and professional schools, with the University of North Carolina at Greensboro, Greensboro College, Guilford College, North Carolina A&T State University and the Elon University School of Law all

based in Greensboro, Elon University based near Burlington and Wake Forest University, Salem College, the oldest educational institution for women in the United States, and Winston-Salem State University based in Winston-Salem. Gateway University Research Park, established in 2006 and funded in 2007, has developed a $250.0 million master plan resulting from a joint collaboration between the University of North Carolina at Greensboro and North Carolina A&T State University to advance scientific and educational research in technology. When fully developed, the project will encompass more than 2,000 employees and generate an economic impact of $50.0 million per year within the Piedmont Triad.

We believe that economic growth and consolidation in the banking market have created an increasing number of businesses and consumers in need of high quality banking and other financial services delivered with personalized attention. Our slogan is “The Smart Choice in Banking.” We emphasize old-fashioned, personalized service; allow for local decision making with quick responses; and continually seek to leverage the core relationships we build by providing a variety of products and services to our customers. With that focus, we target:

■	Small- and medium-sized businesses;

■	Professionals and middle managers of locally based companies;

■	Commercial real estate developers; and

■	Individual consumers.

We believe that these customers are under-served by local branches of regional and super-regional financial institutions.

Bank consolidation also has dislocated experienced and talented management and lending personnel. Our business plan is to capitalize on this market dislocation and continue to attract experienced management, loan officers and banking customers in our market area. In late 2007, we hired Phillip C. Carmac, a lender with 33 years of banking experience, and launched Carolina Bank Wholesale Mortgage. Our new wholesale mortgage loan division originates residential mortgage loans through brokers and banks and sells them at a profit to institutional investors in the secondary market.

We will continue to develop our banking office network in growing areas within the Piedmont Triad where we can hire experienced bankers with a loyal following of deposit and loan customers. Generally, our plan has been to start new loan production offices after we identify an experienced banker who will have responsibility for that market, although we may consider an existing office in a location with favorable growth characteristics that is being sold by another bank. We believe that it takes a combination of an attractive location and experienced, talented people to be successful in expanding our franchise. An example is the 2007 hiring of Gerald W. Church, a lender with 35 years of banking experience and 25 years of market experience, to head our loan production office in Winston-Salem. We intend to build upon existing relationships and create new relationships and new markets by de novo expansion, branch acquisitions, or potential whole bank acquisitions that make strategic and economic sense.

We intend to achieve our goal of expanding our franchise by focusing on the following objectives:

■

Emphasize relationship banking.  We have been successful in building client relationships because our model provides high customer service levels that are most commonly associated with a community bank and delivers products and services that are comparable to those of our largest competitors. Each of our banking offices has a manager whose knowledge of his or her market region, presence in the community and ability to make prompt credit decisions strengthens our ability to develop local relationships. We typically render loan decisions in a customer-sensitive timeframe by utilizing a one-up signature loan approval system that expedites our decision procedures. Localized decision making and personalized customer service form the core of our relationship banking strategy and we plan to maintain this approach as we continue to grow in both our existing markets and additional markets.

■

Grow organically in our existing markets.  We believe there is a large customer base in our market that may be dissatisfied with the service of the larger regional and super-regional banks and prefers doing business with a local institution. By providing our customers with personalized service and products comparable to the larger banks, we expect to continue our strong growth, all of which has been organic. We believe the success of our strategy is evidenced by the growth of our core deposits, defined as total deposits less time deposits of $100,000 or more, to approximately $337.0 million at March 31, 2008 from approximately $123.5 million at December 31, 2002, and net loans, which increased to approximately $411.4 million at March 31, 2008 from approximately $131.4 million at December 31, 2002.

■

Continue our financial discipline and focus on asset quality.  We believe our success as a banking organization depends on a disciplined approach to originating loans and monitoring the performance of our loan portfolio. Despite our growth, we have consistently maintained strong asset quality. We believe our strong asset quality is the result of conservative underwriting standards, experienced loan officers and the strength of the local economies in which we operate. We have not engaged in extending credit to customers categorized as “sub-prime” borrowers. At March 31, 2008, our non-performing assets as a percentage of total assets were 0.82%, and our ratio of net charge-offs to average loans (annualized) was 0.06%. Our year-end net charge-offs to average loans have not exceeded 0.38% in any of the past five years.

■

Diversify non-interest income.  We expect to achieve a significant contribution to earnings from non-interest income sources. In late 2007, we launched Carolina Bank Wholesale Mortgage to originate residential loans through brokers and banks and sell them at a profit to institutional investors in the secondary market. Income is recognized when loans are originated, or on a mark-to-market basis, since a commitment to sell loans is generally consummated when a commitment to originate them is made, thereby eliminating most of the market risk. We recently added a new Federal Housing Administration/Veterans Administration underwriter to this division, which will allow us to originate loans in the growing government mortgage market. Our non-interest income represented 19.4% of our total revenue at March 31, 2008 and 10.9% of our total revenue for the year ended December 31, 2007. We believe the profitability of this added business line, not just the revenue generated, will contribute to our success.

■

Continue to utilize the knowledge and skills of our strong management team and employees.  We deliver our products and services first and foremost through old-fashioned, person-to-person customer service. Our commitment to customer service and local loan decision-making authority has allowed us to attract and retain customer-focused employees with extensive knowledge of, and experience in, our market area. Since inception, we have experienced very low employee turnover and virtually no turnover in key positions. We believe that our employees provide customer service at a level unmatched by any other bank in our market area. In addition, our executive management team has over 100 collective years of banking experience, including our president and chief executive officer who has been with us since our inception over eleven years ago, our chief financial officer who has been with us seven years, our senior lending officer who has been with us ten years, and our chief credit officer who has been with us four years.

■

Provide state-of-the art technology.  We provide the latest technology in the banking industry and offer competitive products and services tailored to meet the needs of our customers, including: sweep accounts; zero balance accounts; SmartChoice, our credit/debit card rewards program; and PositivePay, our new cash management and anti-fraud product for businesses. While we believe our focused and consistent customer service has always set us apart, we also leverage modern technology to offer additional delivery channels, including SmartBanker II, our internet account management platform, and SmartCapture, our remote deposit imaging system. We believe this strategy has enabled us to consistently capture market share at the expense of our in-market competitors, including larger regional and super-regional banks.

Recent Developments

On April 22, 2008, we reported first quarter diluted earnings per share of $0.21 for both the three months ended March 31, 2008 and the three months ended March 31, 2007. Per share results reflect the impact of the six-for-five stock split in 2007. Performance reflected continued strong growth in loans and deposits and improvement in asset quality for the most recent quarter.

Non-performing assets were $4.3 million, or 0.82%, of assets at March 31, 2008 and $4.5 million, or 0.91%, of assets at December 31, 2007, compared with $2.4 million, or 0.55%, of assets at March 31, 2007. The bank had net charge-offs of $67,000, or 0.06%, annualized, of average loans in the first quarter of 2008 compared to $141,000, or 0.17%, annualized, of average loans in the first quarter of 2007. The allowance for loan losses was 1.13% of gross loans and 126.51% of non-performing loans at March 31, 2008.

At March 31, 2008, we had consolidated total assets of $524.2 million, an increase of $85.5 million, or 19.5%, over the past year. Net loans increased $83.3 million, or 25.4%, over the prior year reaching $411.4 million and grew $15.2 million, or 3.8%, during the three months ended March 31, 2008. Deposits were $437.7 million, up $45.8 million, or 11.7%, from a year ago. Shareholders’ equity was $30.5 million.

Corporate Information

We conduct all of our business activities through our banking subsidiary, Carolina Bank. Currently, our main banking office is located at 2604 Lawndale Drive, Greensboro, North Carolina, and our principal executive office is located at 528 College Road, Greensboro, North Carolina. We are in the process of constructing a new headquarters facility and main banking office in downtown Greensboro, which is scheduled to open during 2008. Our telephone number is (336) 288-1898, and our website is www.carolinabank.com. Information contained on our website is not incorporated by reference and is not a part of this prospectus.

The Offering

Common stock offered	2,000,000 shares (excluding up to 300,000 shares that may be issued by us upon exercise of the underwriter’s over-allotment option).

Common stock outstanding after the offering(1)	5,342,966 shares. If the underwriter exercises its over-allotment option in full, we will issue an additional 300,000 shares, which will result in 5,642,966 shares outstanding.

Use of proceeds	We intend to use the net proceeds from the sale of 2,000,000 shares of our common stock in this offering to support the growth and expansion of our franchise through additional lending activities, the opening of new banking offices, and for general corporate purposes. See “Use of Proceeds.”

Dividend policy	We have not paid or declared any cash dividends on our common stock and currently intend to retain earnings to fund our working capital needs and growth opportunities.

Nasdaq symbol(2)	CLBH

Risk factors	In addition to general investment risks, purchasing our common stock in this offering will involve other specific investment considerations related to us and our business. Those matters are described in this prospectus under the heading “Risk Factors.” You should carefully review and consider those risks before you purchase any shares of our common stock.

(1)	The number of shares of our common stock outstanding after the offering set forth above is based on 3,342,966 shares of common stock outstanding at May 30, 2008 and includes the shares to be sold by us in this offering. The number of shares outstanding after the offering does not include an aggregate of 266,820 shares of common stock reserved for issuance under our equity compensation plans, all of which are subject to outstanding stock options at May 30, 2008, at a weighted average exercise price of $8.16 per share.

(2)	Our common stock is quoted on the Nasdaq Capital Market under the trading symbol “CLBH.” We have applied to have our common stock listed for quotation on the Nasdaq Global Market under the same trading symbol.

Summary Consolidated Financial Information and Other Data

The summary consolidated financial and other data presented below should be read in conjunction with, and is qualified in its entirety by, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto contained elsewhere in this prospectus. The information at and for the years ended December 31, 2003 through 2007 is derived in part from, and should be read together with, our audited consolidated financial statements and related notes thereto contained elsewhere in this prospectus and the financial statements included in our annual reports filed with the Securities and Exchange Commission.

The information at and for the three months ended March 31, 2008 and 2007 is unaudited but, in the opinion of our management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial condition and results of operations for those periods. The selected financial and other data presented below at and for the three months ended March 31, 2008 and 2007 should be read in conjunction with, and is qualified in its entirety by, the unaudited consolidated financial statements included elsewhere in this prospectus. The results of operations for the three month period ended March 31, 2008 are not necessarily indicative of the results to be expected for the remainder of the year or any other period.

	At and For the Three Months Ended March 31,		At and For the Years Ended December 31,
	(unaudited)
	2008	2007	2007	2006	2005	2004	2003
	(Dollars in thousands, except ratio and per share data)
Selected Statement of Income Data:
Interest income	$8,153	$7,611	$32,691	$26,858	$18,911	$12,775	$9,844
Interest expense	4,588	4,314	18,520	14,669	8,683	4,460	3,583

Net interest income	3,565	3,297	14,171	12,189	10,228	8,315	6,261
Provision for loan losses	235	255	1,162	1,196	1,306	769	692

Net interest income after provision for loan losses	3,330	3,042	13,009	10,993	8,922	7,546	5,569
Non-interest income	857	358	1,729	1,773	1,230	1,263	1,354
Non-interest expense	3,093	2,282	9,927	8,381	6,946	6,336	5,199

Income before income taxes	1,094	1,118	4,811	4,385	3,206	2,473	1,724
Income tax expense	392	417	1,787	1,574	1,169	840	574

Net income	$702	$701	$3,024	$2,811	$2,037	$1,633	$1,150

Selected Balance Sheet Data (period end)
Total securities	$61,880	$67,520	$62,437	$74,691	$68,458	$47,601	$29,082
Total loans held for sale	16,020	–	11,869	–	–	–	–
Total loans held for investment	416,121	332,112	400,784	315,732	262,609	223,470	172,575
Total assets	524,203	438,675	500,116	411,592	365,170	311,537	227,011
Total deposits	437,699	391,936	418,573	360,415	306,334	258,155	183,569
Funds borrowed	42,060	6,986	37,683	12,513	24,144	20,840	19,450
Junior subordinated debentures	10,310	10,310	10,310	10,310	10,310	10,310	3,100
Shareholders’ equity	30,533	26,788	29,640	25,929	22,787	21,120	19,563

Per Share Data
Basic earnings	$0.21	$0.21	$0.92	$0.86	$0.62	$0.50	$0.36
Diluted earnings	0.21	0.21	0.89	0.83	0.61	0.49	0.35
Book value at period end(1)	9.13	8.20	8.94	7.94	6.98	6.51	6.04
Tangible book value at period end(2)	9.13	8.20	8.94	7.94	6.98	6.51	6.04

Selected Financial Ratios and Other Data Performance Ratios
Net interest margin (fully-taxable equivalent)(3)	2.94%	3.27%	3.30%	3.30%	3.28%	3.43%	3.30%
Net interest spread (fully-taxable equivalent)(3)	2.61	2.86	2.84	2.84	2.94	3.18	3.02
Non-interest income to average assets	0.67	0.34	0.38	0.46	0.38	0.49	0.67
Non-interest expense to average assets	2.41	2.15	2.20	2.18	2.13	2.48	2.58
Efficiency ratio(4)	69.40	62.44	62.20	60.03	60.62	66.15	68.27
Return on average assets(5)	0.55	0.66	0.67	0.73	0.63	0.64	0.57
Return on average equity(5)	9.29	10.65	10.98	11.63	9.29	7.99	6.10

	At and For the Three Months Ended March 31,		At and For the Years Ended December 31,
	(unaudited)
	2008	2007	2007	2006	2005	2004	2003
	(Dollars in thousands, except ratio and per share data)
Asset Quality Ratios
Non-performing loans to total loans	0.89%	0.73%	0.88%	0.77%	2.02%	0.42%	0.13%
Non-performing assets to total assets	0.82	0.55	0.91	0.59	1.48	0.57	0.16
Allowance for loan losses to:
Total loans held for investment	1.13	1.21	1.13	1.23	1.22	1.26	1.25
Non-performing loans	126.51	165.10	127.99	160.21	60.47	301.94	942.98
Net loan charge-offs to average loans(5)	0.06	0.17	0.15	0.18	0.38	0.06	0.13

Balance Sheet Ratios
Loans to deposits	95.07%	84.74%	95.75%	87.60%	85.73%	86.56%	94.01%
Average interest-earning assets to average interest-bearing liabilities	108.87	109.53	110.64	111.56	112.23	114.01	114.72

Capital Ratios
Average tangible equity to average tangible assets(6)	5.90%	6.20%	6.10%	6.29%	6.73%	8.00%	9.35%
Tier 1 leverage ratio	7.84	8.43	8.14	8.76	8.98	9.64	10.64
Tier 1 risk-based capital ratio	8.72	9.66	8.94	9.97	10.36	11.30	11.52
Total risk-based capital ratio	9.74	11.03	10.00	11.45	12.17	13.61	12.62

(1)	Book value is computed by dividing shareholders’ equity by actual shares outstanding.

(2)	Tangible book value is computed by dividing the amount of our shareholders’ equity less intangible assets by actual shares outstanding.

(3)	Calculated on a taxable equivalent basis by adjusting income from investment securities exempt from federal income tax to a fully taxable basis using an assumed 34.0% federal tax rate, reduced by the nondeductible portion of interest expense.

(4)	The efficiency ratio is computed by dividing non-interest expense by the sum of net interest income on a taxable equivalent basis and non-interest income.

(5)	Annualized for the three months ended March 31, 2008 and 2007.

(6)	Computed by dividing our average shareholders’ equity less intangible assets by our average total assets less intangible assets.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors, along with the other information contained in this prospectus, including our consolidated financial statements and the notes thereto included elsewhere in this prospectus, before making an investment in our common stock. If any of the following risks or other risks that have not been identified or that we may believe are immaterial or unlikely actually occur, then our business, financial condition and results of operations could be harmed. This could cause the price of our stock to decline, and you may lose part or all of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties, including statements about our future plans, objectives, intentions and expectations. Past results are not a reliable indicator of future results and historical trends should not be used to anticipate results or trends in future periods. Many factors, including those described below, could cause actual results to differ materially from those discussed in forward-looking statements.

Risks Relating to Our Business

Our concentration in loans secured by real estate may increase our credit losses, which would negatively affect our financial results.

We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Many of our loans are secured by real estate (both residential and commercial) in our market area. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse.

In addition to the financial strength and cash flow characteristics of the borrower in each case, we often secure loans with real estate used as collateral. At March 31, 2008, approximately 83.4% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

Risk of loan defaults and foreclosures are unavoidable in the banking industry, and we try to limit our exposure to this risk by monitoring our extensions of credit carefully. We cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

We have a concentration of credit exposure in commercial real estate, and loans with this type of collateral are viewed as having more risk of default than residential real estate.

At March 31, 2008, we had approximately $266.2 million in loans to borrowers in the commercial real estate industry, including construction and development loans. These loans represented approximately 64.0% of our total loans outstanding at that date. The real estate consists primarily of owner-operated properties and other commercial properties. These types of loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner’s business or the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our percentage of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Our commercial real estate loans have grown $192.7 million since December 31, 2002. The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

We may not be able to maintain and manage our growth, which may adversely affect our results of operations and financial condition and the value of our common stock.

Our strategy has been to increase the size of our company by opening new banking offices and pursuing business development opportunities. We have grown rapidly since we commenced operations. We can provide no assurance that we will continue to be successful in increasing the volume of loans and deposits at acceptable risk levels and upon acceptable terms while managing the costs and implementation risks associated with our growth strategy. There can be no assurance that any additional expansion will be profitable or that we will continue to sustain our historical rate of growth, either through internal growth or through successful expansion of our markets, or that we will maintain capital sufficient to support our continued growth. If we grow too quickly, however, and are unable to control costs and maintain asset quality, rapid growth also could adversely affect our financial performance. We may acquire other banks or branches as a means to expand into new markets or to capture additional market share. We are unable to predict whether or when any prospective acquisitions will occur or the likelihood of completing an acquisition on favorable terms and conditions. Any acquisition involves certain risks including, but not limited to:

■	Difficulties assimilating acquired operations and personnel;

■	Potential disruptions of our ongoing business;

■	The diversion of resources and management time;

■	The possibility that uniform standards, controls, procedures and policies may not be maintained;

■	Risks associated with entering new markets in which we have little or no experience;

■	The potential impairment of relationships with employees or customers as a result of changes in management and/or systems;

■	Difficulties in evaluating the historical or future financial performance of the acquired business; and

■	Brand awareness issues related to the acquired assets or customers.

If we decide to make one or more acquisitions in the future, there can be no assurance that any acquired institutions would perform as expected, which would affect our profitability and the price of our common stock.

We rely heavily on our senior management team and the unexpected loss of any of those personnel could adversely affect our operations.

We are a customer-focused and relationship-driven organization. We expect our future growth to be driven in a large part by the relationships maintained with our customers by our president and chief executive officer and by other senior officers. We have entered into employment agreements with four of our executive officers. The existence of such agreements, however, does not necessarily assure that we will be able to continue to retain their services. The unexpected loss of any of our key employees could have a material adverse effect on our business and possibly result in reduced revenues and earnings. We do maintain bank-owned life insurance on key officers that would help cover some of the economic impact of a loss caused by death. However, we rely heavily on our senior management team and the unexpected loss of any of those personnel could adversely affect our operations.

Changes in interest rates may reduce our profitability.

Our profitability depends in large part on our net interest income, which is the difference between interest income from interest-earning assets, such as loans and mortgage-backed securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings (including our outstanding junior subordinated debentures). We believe that we are asset sensitive, which means that our net interest income will generally rise in increasing interest rate environments and decline in decreasing interest rate environments. Our net interest income will be adversely affected if the market interest rate changes such that the interest we earn on loans and investments decreases faster than the interest we pay on deposits and borrowings. Many factors that may be out of our control cause changes in interest rates, including competition, governmental monetary policies and domestic and international economic and political conditions. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of our assets and liabilities, our efforts may not be effective, which could adversely affect our financial condition and results of operations.

Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our net interest income and, in turn, our profitability. In addition, loan volumes are affected by market interest rates on loans. Interest rates also affect how much money we can lend. When interest rates rise, the cost of borrowing increases. Accordingly, changes in market interest rates could materially and adversely affect our net interest income, asset quality, and loan origination volume.

We may be adversely affected by economic conditions in our market area.

Our operations are concentrated in the Piedmont Triad, including the cities of Greensboro, Asheboro, Burlington, High Point and Winston-Salem and the surrounding cities and counties. As a result, our success depends to a large degree on the general economic conditions in our market area. Changes in the local economy may influence the growth rate of our loans and deposits, the quality of the loan portfolio, loan and deposit pricing, and the performance of our wholesale mortgage loan division. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond our control, would impact these local economic conditions and the demand for banking products and services generally, which could negatively affect our financial condition and performance.

A weakening of the real estate or employment market in the Piedmont Triad could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability. Substantially all of our real estate loans are collateralized by properties located primarily in our market area, and substantially all of our loans are made to borrowers who live in and conduct business in the Piedmont Triad. Although we might not have significant credit exposure to all the businesses in our areas, the downturn in any of these businesses could have a negative impact on local economic conditions, real estate collateral values generally and the ability of our borrowers to repay loans, which could negatively affect our profitability.

Recent negative developments in the financial industry and the domestic and international credit markets may adversely affect our operations and results, and the value of our common stock.

Negative developments in the latter half of 2007 and the first quarter of 2008 in the subprime mortgage market and the securitization markets for such loans have resulted in uncertainty in the financial markets in general with the expectation of the general economic downturn continuing throughout 2008. As a result of this “credit crunch,” commercial as well as consumer loan portfolio performances have deteriorated at many institutions and the competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Bank and bank holding company stock prices have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets compared to recent years. As a result, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement orders. Negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance and the value of our common stock.

If we experience greater loan losses than anticipated, it could have an adverse effect on our net income.

While the risk of nonpayment of loans is inherent in banking, if we experience greater nonpayment levels than we anticipate, our earnings and overall financial condition, as well as the value of our common stock, could be adversely affected. The amount of future loan losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, and these loan losses could exceed our current estimates. As such, we cannot assure you that our monitoring procedures and policies will mitigate certain lending risks or that our allowance for loan losses will be adequate to cover actual losses. In addition, as a result of the rapid growth in our loan portfolio, loan losses may be greater than management’s estimates of the appropriate level for the allowance. Loan losses can cause insolvency and failure of a financial institution and, in such an event, our shareholders could lose their entire investment. In addition, future provisions for loan losses could materially and adversely affect our profitability. Any loan losses will reduce the loan loss allowance. A reduction in the loan loss allowance will be restored by an increase in our provision for loan losses. This would reduce our net income, which could have an adverse effect on our stock price.

The lack of seasoning of our loan portfolio makes it difficult to assess the adequacy of our loan loss reserves accurately.

We attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors, including: an ongoing review of the quality, mix, and size of our overall loan portfolio; our historical loan loss experience; evaluation of economic conditions; regular reviews of loan delinquencies and loan portfolio quality; and the amount and quality of collateral, including guarantees, securing the loans.

However, there is no precise method of predicting credit losses, since any estimate of loan losses is necessarily subjective and the accuracy depends on the outcome of future events. In addition, from December 31, 2002 until March 31, 2008, our net loan portfolio has grown by approximately $280.0 million.

In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for several years, a process referred to as “seasoning.” As a result, a portfolio of older loans will usually perform more predictably than a newer portfolio. Because our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If charge-offs in future periods increase, we may be required to increase our provision for loan losses, which would decrease our net income and possibly our capital.

Our small- and medium-sized business target market may have fewer financial resources to weather a downturn in the economy.

We target our commercial development and marketing strategy primarily to serve the banking and financial services needs of small- and medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact this major economic sector in the markets in which we operate, our results of operations and financial condition may be adversely affected.

New or acquired banking office facilities and other facilities may not be profitable.

We may not be able to identify profitable locations for new banking offices. The costs to start up new banking offices or to acquire existing branches, and the additional costs to operate these facilities, may increase our non-interest expense and decrease our earnings in the short term. If branches of other banks become available for sale, we may acquire those offices. It may be difficult to adequately and profitably manage our growth through the establishment or purchase of additional banking offices and we can provide no assurance that any such banking offices will successfully attract enough deposits to offset the expenses of their operation. In addition, any new or acquired banking offices will be subject to regulatory approval, and there can be no assurance that we will succeed in securing such approval.

The success of our growth strategy depends on our ability to identify and retain individuals with experience and relationships in the markets in which we intend to expand.

We may expand our banking network over the next several years, not just in our existing core market area, but also in other community markets throughout the Piedmont Triad and other contiguous markets. To expand into new markets successfully, we must identify and retain experienced key management members with local expertise and relationships in these markets. We expect that competition for qualified management in the markets in which we may expand will be intense and that there will be a limited number of qualified persons with knowledge of and experience in the community banking industry in these markets. Even if we identify individuals that we believe could assist us in establishing a presence in a new market, we may be unable to recruit these individuals away from more established banks. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy is often lengthy. Our inability to identify, recruit, and retain talented personnel to manage new banking offices effectively would limit our growth and could materially and adversely affect our business, financial condition, and results of operations.

In order to be profitable, we must compete successfully with other financial institutions that have greater resources and capabilities.

The banking business in North Carolina in general, and in our market area in the Piedmont Triad in particular, is competitive. Many of our competitors are larger, have been in existence a longer period of time, have substantially greater access to capital and other resources, as well as larger lending limits and branch systems and offer a wider array of banking services. We compete with these institutions both in attracting deposits and making loans. We will have to overcome historical bank-customer relationships to attract customers away from our competition. We compete with the following types of institutions: other commercial banks, savings banks, thrifts, credit unions, consumer finance companies, securities brokerage firms, mortgage brokers, insurance companies, mutual funds and trust companies.

Competitors that are not depository institutions are generally not regulated as extensively as we are and, therefore, may have greater flexibility in competing for business. Other competitors are subject to similar regulation but have the advantages of larger established customer bases, higher lending limits, extensive branch networks, numerous automated teller machines, greater advertising-marketing budgets or other factors.

Our legal lending limit is determined by law. The size of the loans that we offer to our customers is less than the size of the loans that larger competitors are able to offer. This limit may affect our success in establishing relationships with the larger businesses in our market. Even with the increased lending limits resulting from the proceeds of this offering, we still may not be able to successfully compete with the larger banks in our market area.

Our recent operating results may not be indicative of our future operating results.

We may not be able to sustain our historical rate of growth or may not be able to grow our business at all. Because of our relatively small size and short operating history, it will be difficult for us to replicate our historical earnings growth as we continue to expand. Consequently, our historical results of operations will not necessarily be indicative of our future operations. In the future, we may not have the benefit of several factors, such as a generally stable interest rate environment, a strong real estate market or the ability to find suitable expansion opportunities. Various factors, such as economic conditions, regulatory and legislative considerations, and competition, may also impede our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected because a high percentage of our operating costs are fixed expenses.

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by the Office of the North Carolina Commissioner of Banks, the FDIC, and the Federal Reserve Board. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of banking offices. We must also meet regulatory capital requirements. If we fail to meet these capital and other regulatory requirements, our financial condition, liquidity, and results of operations would be materially and adversely affected. At March 31, 2008, we were “adequately capitalized” and “well managed” for regulatory purposes; however, at the closing of this offering, we anticipate that we will be “well capitalized.” Our failure to remain “well capitalized” and “well managed” in the future could negatively affect our ability to grow and the manner in which we are regulated by state and federal banking regulators.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. For example, new legislation or regulation could limit the manner in which we may conduct our business, including our ability to obtain financing, attract deposits, and make loans. Many of these regulations are intended to protect depositors, the public, and the FDIC, not shareholders. In addition, the burden imposed by these regulations may place us at a competitive disadvantage compared to competitors who are less regulated. The laws, regulations, interpretations, and enforcement policies that apply to us have been subject to significant change in recent years, sometimes retroactively applied, and may change significantly in the future. Our cost of compliance could adversely affect our ability to operate profitably. See “Supervision and Regulation.”

Our growth may require us to raise additional capital that may not be available when it is needed, or at all.

We are required by regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our capital resources following this offering will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our continued growth. Our ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we may be unable to raise additional capital, if and when needed, on terms acceptable to us, or at all. If we cannot raise additional capital when needed, our ability to further expand our operations through organic growth or by acquisition could be materially impaired.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission that are now applicable to us, have increased the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. We have experienced, and we expect to continue to experience, greater compliance costs as a result of the Sarbanes-Oxley Act. For example, for the year ending December 31, 2007, we were required to comply with Section 404 of the Sarbanes-Oxley Act and our management was required to issue a report on our internal control over financial reporting. We expect these rules and regulations to continue to increase our accounting, legal, and other costs, and to make some activities more difficult, time consuming, and costly. In the event that we are unable to maintain compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

Technological advances impact our business; our information systems may experience an interruption or breach in security.

To conduct our business, we rely heavily on new technology-driven products and services and on communications and information systems. Our future success will depend, in part, on our ability to address the needs of the bank’s customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in operations. Furthermore, any failure, interruption or breach of the security of our information systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that we can prevent any such failures, interruptions or security breaches or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

Because our mortgage banking revenue is sensitive to changes in economic conditions, decreased economic activity, a slowdown in the housing market or high interest rates may reduce our profits.

The generation of non-interest income from our mortgage banking operations depends primarily on the volume of mortgage loan originations. Production levels are sensitive to changes in economic conditions and can suffer from decreased economic activity, a slowdown in the housing market or higher interest rates. Generally, any sustained period of decreased economic activity or higher interest rates could adversely affect our mortgage originations and, consequently, reduce our income from mortgage banking activities. As a result, these conditions may adversely affect our net income and the value of our common stock.

Liquidity needs could adversely affect our results of operations and financial condition.

The primary sources of funds of our bank are client deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to clients on alternative investments and general economic conditions. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include Federal Home Loan Bank advances, sales of securities and loans, and federal funds lines of credit from correspondent banks, as well as out-of-market time deposits. While we believe that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if we continue to grow and experience increasing loan demand. We may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

We depend on the accuracy and completeness of information about clients and counterparties.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a customer’s audited financial statements conform to GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our earnings are significantly affected by our ability to properly originate, underwrite and service loans. Our financial condition and results of operations could be negatively impacted to the extent we incorrectly assess the creditworthiness of our borrowers, fail to detect or respond to deterioration in asset quality in a timely manner, or rely on financial statements that do not comply with GAAP or are materially misleading.

Negative public opinion could damage our reputation and adversely impact our earnings.

Reputation risk, or the risk to our business, earnings and capital from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract clients and employees and can expose us to litigation and regulatory action. Although we take steps to minimize reputation risk in dealing with our clients and communities, this risk will always be present given the nature of our business.

Risks Related to an Investment in our Common Stock

Our future capital needs could result in dilution of your investment.

Our board of directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. These issuances would dilute the ownership interests of purchasers of our common stock in this offering and may dilute the per share book value of our common stock. Investors in future stock offerings also may have rights, preferences and privileges that are senior to, and that adversely affect, our then current shareholders.

The trading volume in our common stock has been low, and the sale of a substantial number of shares in the public market could depress the price of our stock and make it difficult for you to sell your shares.

Our common stock is currently traded on the Nasdaq Capital Market, but we have applied to have our common stock listed on the Nasdaq Global Market. We cannot assure you, however, that an active trading market for our common stock will develop or be sustained after the offering. Our common stock is thinly traded and has substantially less liquidity than the average trading market for many other publicly traded companies. Thinly traded stock can be more volatile than stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained after this offering. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to operating performance. Therefore, our shareholders may not be able to sell their shares at the volume, prices or times that they desire.

The market price of our common stock may decline after the stock offering.

The price per share at which we sell our common stock in this offering may be more or less than the market price of our common stock on the date the offering is completed. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in this offering may be inclined to immediately sell shares of common stock to try to realize a profit. Any such sales, depending on the volume and timing, could cause the market price of our common stock to decline. Also, because stock prices generally fluctuate over time, we cannot assure you that you will be able to sell shares after this offering at a price equal to or greater than the actual purchase price. You should consider these possibilities in deciding whether to purchase shares of common stock in this offering and the timing of any sale of those shares after the offering.

We cannot predict what effect, if any, future sales of our common stock in the market, or the availability of shares of our common stock for sale in the market, will have on the market price of our common stock. Therefore, we cannot assure you that sales of substantial amounts of our common stock in the market, or the potential for large amounts of market sales, would not cause the price of our common stock to decline or impair our ability to raise capital. Following this offering, we expect to have approximately 5,342,966 shares of common stock outstanding (or 5,642,966 shares of common stock outstanding if the underwriters exercise their over-allotment option in full).

We will have broad discretion in allocating the net proceeds from the offering.

We intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, providing additional capital to our subsidiary bank to support continued asset growth. We will have significant flexibility in applying the net proceeds of this offering. Accordingly, investors will not have the opportunity to evaluate the economic, financial and other relevant information that we may consider in the application of the net proceeds. Our failure to apply these funds effectively could have a material adverse effect on our business. See “Use of Proceeds.”

Purchasers of our common stock will experience immediate dilution.

If you purchase shares of our common stock in this offering, you will experience immediate dilution of approximately       % in the book value of your investment, in that our net tangible book value per share will be approximately $      , compared with an assumed offering price of $       (based on the closing price of our common stock on       , 2008). Additionally, as of the date of this prospectus, we had outstanding options to purchase 266,820 shares at a weighted average exercise price of $8.16 per share. All of these options are held by our executive officers, employees and directors. The issuance of shares following the exercise of options under the plan will result in dilution of your ownership of our common stock.

We do not plan to pay cash dividends for the foreseeable future.

We do not expect to pay cash dividends on our common stock in the foreseeable future, as we intend to retain earnings to provide the capital necessary to fund our growth strategy. You should not buy shares in this offering if you need dividend income from this investment. Our ability to declare and pay cash dividends will be dependent upon, among other things, restrictions imposed by the reserve and capital requirements of North Carolina and federal banking regulations, our income and financial condition, tax considerations, and general business conditions. Therefore, investors should not purchase shares with a view for a current return on their investment in the form of cash dividends.

Our ability to pay dividends is limited and we may be unable to pay future dividends.

Our ability to pay dividends in the future is limited by income, growth, regulatory restrictions and the need to maintain sufficient consolidated capital. The ability of our bank subsidiary to pay dividends to us is limited by its obligations to maintain sufficient capital and by other general restrictions on its dividends under federal and state bank regulatory requirements. If we do not satisfy these regulatory requirements, we will be unable to pay dividends on our common stock. We have not paid any cash dividends to date. We declared stock dividends in 2000, 2001, 2004, 2005, and 2007.

We have implemented anti-takeover devices that could make it more difficult for another company to acquire us, even though such an acquisition may increase shareholder value.

In some cases, shareholders would receive a premium for their shares if we were acquired by another company. However, state and federal law and our articles of incorporation and bylaws make it difficult for anyone to acquire us without approval of our board of directors. For example, our articles of incorporation require a supermajority vote of two-thirds of our outstanding common stock in order to effect a sale or merger of the company in certain circumstances. Our bylaws divide the board of directors into three classes of directors serving staggered three-year terms with approximately one-third of the board of directors elected at each annual meeting of shareholders. The classification of directors makes it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable. Consequently, a takeover attempt may prove difficult, and shareholders may not realize the highest possible price for their securities. See “Description of Our Securities – Certain Provisions of Our Articles of Incorporation and Bylaws Having Potential Anti-Takeover Effects.”

The holder of our junior subordinated debenture has rights that are senior to those of our common shareholders.

We have supported our continued growth through the issuance of trust preferred securities from a special purpose trust and an accompanying sale of a $10.3 million junior subordinated debenture to this trust. Payments of the principal and interest on the trust preferred securities of this trust are conditionally guaranteed by us. Further, the accompanying junior subordinated debenture that we issued to the trust is senior to our shares of common stock. As a result, we must make payments on the junior subordinated debenture before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holder of the junior subordinated debenture must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on the junior subordinated debenture (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock.

Our securities are not FDIC insured.

Our common stock is not a savings or deposit account or other obligation of the bank, and is not insured by the FDIC or any other governmental agency and is subject to investment risk, including the possible loss of principal.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus that may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995 in that they do not discuss historical facts but instead note future expectations, projections, intentions or other items relating to the future. We caution you to be aware of the speculative nature of forward-looking statements as these statements are not guarantees of performance or results.

Forward-looking statements, which are generally prefaced by the words “may,” “anticipate,” “estimate,” “could,” “should,” “would,” “expect,” “believe,” “will,” “plan,” “project,” “intend” and similar terms, are subject to known and unknown risks, uncertainties and other facts that may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements.

Although these forward-looking statements reflect our good faith belief based on current expectations, estimates and projections about, among other things, the industry and the markets in which we operate, they are not guarantees of future performance. Whether actual results will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties, including the risks and uncertainties discussed in this prospectus, including the following:

■	adverse developments in borrower industries and, in particular, decline in commercial real estate values;

■	our ability to manage growth;

■	the loss of any of our key employees;

■	changes in the interest rates affecting our deposits and our loans;

■	the strength of the economy in our target market area, as well as general economic, market, or business conditions;

■	recent negative developments in the financial industry and credit markets;

■	an insufficient allowance for loan losses as a result of inaccurate assumptions;

■	the ability of our target market to weather a downturn in the economy;

■	our potential growth, including our entrance or expansion into new markets, the opportunities that may be presented to and pursued by us and the need for sufficient capital to support that growth;

■

changes in our competitive position, competitive actions by other financial institutions and the competitive nature of the financial services industry and our ability to compete effectively against other financial institutions in our banking markets;

■	changes in laws, regulations and the policies of federal or state regulators and agencies;

■	our ability to raise capital as needed by our business;

■	our ability to maintain internal control over financial reporting;

■	our effective use of technology or an interruption or breach in security of our information systems;

■	the effect of changes in economic conditions on our mortgage banking revenue;

■

our reliance on secondary sources, such as Federal Home Loan Bank advances, sales of securities and loans, federal funds lines of credit from correspondent banks and out-of-market time deposits, to meet our liquidity needs;

■	inaccurate or incomplete information about our clients, and our ability to assess and manage our asset quality; and

■	other circumstances, many of which are beyond our control.

Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Risks, uncertainties, and factors that could cause actual results to differ materially from those projected are discussed in the “Risk Factors” section of this prospectus, as well as in reports filed by us from time to time with the Securities and Exchange Commission, including Forms 10-K, 10-Q and 8-K.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes industry data and forecasts regarding the banking industry and the North Carolina market that we obtained from industry publications and surveys and internal company surveys. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying the economic assumptions relied upon therein.

USE OF PROCEEDS

We anticipate that the net proceeds to us from the sale of our common stock in this offering, assuming the underwriter does not exercise its option to cover over-allotments, will be approximately $         million after deducting offering expenses and underwriting commissions, estimated to be $         million.

If the underwriter’s over-allotment option is exercised in full, we anticipate that the net proceeds to us will be approximately $         million after deducting offering expenses and underwriting commissions.

The net proceeds of this offering will qualify as Tier 1 capital for regulatory purposes and become part of our general funds.

We intend to use the net proceeds of this offering to support the growth and expansion of our franchise through additional lending activities, the opening of new banking offices and for general corporate purposes. We may also use net proceeds for possible acquisitions of, or investments in, bank or permissible non-bank entities, although no agreements or understandings presently exist with respect to any acquisitions. Before we apply any of the proceeds for any of these uses, the proceeds likely will be temporarily invested in short-term investment securities. The precise amounts and timing of the application of proceeds will depend upon our funding and capital requirements, the funding and capital requirements of our bank subsidiary and whether we have funds available from other sources that we can use for any of those purposes.

CAPITALIZATION

The following table sets forth our consolidated capitalization at March 31, 2008 on an actual basis and as adjusted to reflect the effect of this offering. For purposes of the table, we have assumed net proceeds of approximately $         million will result from the sale of common stock offered by this prospectus, after deducting the estimated underwriting discount and estimated offering expenses and assuming no exercise of the underwriter’s over-allotment option. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto, which are included elsewhere in this prospectus.

	At March 31, 2008
	Actual	As Adjusted(3)
	(unaudited) (Dollars in thousands, except share data)
Long-Term Indebtedness
Long-term debt(1)	$3,546	$3,546
Junior subordinated debentures(2)	10,310	10,310

Total long-term indebtedness	$13,856	$13,856

Shareholders’ Equity(3)
Common stock, $1.00 par value, 10,000,000 shares authorized; 3,342,966 shares issued and outstanding, (5,342,966 as adjusted(4))	$3,343	$5,343
Additional paid-in capital(5)	15,515
Retained earnings	11,401	11,401
Stock in directors rabbi trust	(588)	(588)
Directors deferred fee obligation	588	588
Accumulated other comprehensive loss	274	274

Total shareholders’ equity	$30,533

Total Capitalization(6)	$44,389

Book value per share	$9.13

Tangible book value per share	$9.13

Capital Ratios:
Leverage ratio(7)	7.84%
Tier 1 risk-based capital ratio	8.72
Total risk-based capital ratio	9.74

(1)	Represents Federal Home Loan Bank advances maturing more than one year from March 31, 2008.

(2)	Subordinated debt associated with outstanding trust preferred securities.

(3)	At March 31, 2008, there were 3,342,966 shares of common stock outstanding, and we had 266,820 shares of common stock subject to issuance upon the exercise of outstanding stock options with a weighted average exercise price of $8.16 per share.

(4)	Assumes the sale of 2,000,000 shares of common stock in this offering, generating proceeds of $ million, after deducting the underwriting discount and offering expenses.

(5)	Additional paid-in capital, as adjusted, includes the net proceeds of the offering of $ million less the $ million included in the common stock.

(6)	Includes total shareholders’ equity and long-term indebtedness.

(7)	The leverage ratio is Tier 1 capital divided by period end tangible assets.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

The net tangible book value of our common stock at March 31, 2008 was approximately $30.5 million, or $9.13 per share, based on the number of shares of common stock outstanding at March 31, 2008. Net tangible book value per share is equal to the amount of our shareholders’ equity less intangible assets, divided by the number of shares of common stock outstanding at March 31, 2008.

After (i) giving effect to the sale of the 2,000,000 shares of common stock in this offering, at the assumed public offering price of $             per share (based on the closing price on             , 2008), assuming that the underwriter’s over-allotment option is not exercised, and (ii) deducting the underwriting discount and estimated offering expenses, our pro forma net tangible book value at March 31, 2008 would be approximately $             million, or $             per share. This offering will result in an immediate increase in net tangible book value of $             per share to existing shareholders and an immediate dilution of $             per share to new investors, or approximately             % of the assumed public offering price of $             per share. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the assumed public offering price of $             per share. The following table illustrates this per share dilution:

Assumed offering price per share		$
Net tangible book value per share at March 31, 2008	$9.13
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share at March 31, 2008

Dilution per share to new investors		$

MARKET FOR OUR COMMON STOCK

Our common stock is currently listed for quotation on the Nasdaq Capital Market under the symbol “CLBH.” At March 31, 2008, we had 3,342,966 shares of common stock outstanding and approximately 468 shareholders of record. We have applied to have our common stock listed for quotation on the Nasdaq Global Market under the symbol “CLBH.”

The following table sets forth the high and low closing prices for shares of our common stock for the periods presented. Where appropriate, prices have been adjusted for the effects of stock splits effected in the form of stock dividends during the periods presented. The last reported sales price of our common stock on June 6, 2008 was $10.26 per share. Due to the limited volume of trading in our common stock, these transactions do not necessarily reflect the intrinsic or market value of the stock at the time they were completed.

	High and Low Closing Price Information(1)(2)
2008
Second Quarter (through June 6, 2008)	$11.00	$9.50
First Quarter	12.00	10.16

2007
Fourth Quarter	12.00	10.25
Third Quarter	13.00	10.95
Second Quarter	13.45	12.80
First Quarter	14.12	12.71

2006
Fourth Quarter	14.58	11.64
Third Quarter	12.08	10.83
Second Quarter	11.04	10.71
First Quarter	11.72	9.33

(1)	Adjusted for a 6-for-5 stock split effected in the form of a 20.0% stock dividend in June 2007.

(2)	Over-the-market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

DIVIDEND POLICY

We anticipate that our future earnings, if any, will be retained to finance our growth and that we will not pay cash dividends for the foreseeable future.

We are organized under the North Carolina Business Corporation Act, which prohibits the payment of a dividend if, after giving it effect, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders. In addition, because we are a bank holding company, the Federal Reserve Board may impose restrictions on cash dividends paid by us.

Our ability to pay dividends is largely dependent upon the amount of cash dividends that our subsidiary bank pays to us, which distributions are restricted under North Carolina banking laws and regulations. The bank may make distributions only out of retained earnings and only if, after giving effect to such distributions, the bank’s capital surplus is at least 50.0% of its paid-in capital. In addition, regulatory authorities may limit payment of dividends by any bank when it is determined that such a limitation is in the public interest and is necessary to ensure financial soundness of the bank. The Office of the North Carolina Commissioner of Banks and the FDIC also are authorized to prohibit the payment of dividends by a bank under certain circumstances. Such requirements and policies may limit our ability to obtain dividends from the bank for our cash needs, including payment of dividends to our shareholders and the payment of operating expenses. For additional information on these limitations, see “Supervision and Regulation – Regulation of Carolina Bank Holdings, Inc. – Dividends” and “ – Carolina Bank – Dividends.”

We have not paid any cash dividends to date. If and when cash dividends are declared, they will be largely dependent upon our earnings, financial condition, business projections, general business conditions, statutory and regulatory restrictions and other pertinent factors.

We declared a six-for-five stock split effected in the form of a 20.0% stock dividend in 2007 and a six-for-five stock split effected in the form of a 20.0% stock dividend in 2005. We also declared a 20.0% stock dividend in 2004, and a 10.0% stock dividend in 2001 and 2000. We may consider the declaration of pro rata stock distributions in the future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presents management’s discussion and analysis of our financial condition and results of operations and should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these forward-looking statements as a result of various factors. See “Cautionary Statements Concerning Forward-Looking Statements.”

The following discussion is intended to assist in understanding the financial condition and results of operations of Carolina Bank Holdings, Inc. Because Carolina Bank Holdings, Inc. has no material operations and conducts no business on its own other than owning its subsidiary, Carolina Bank, the discussion contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations concerns primarily the business of this subsidiary. However, for ease of reading and because the financial statements are presented on a consolidated basis, Carolina Bank Holdings, Inc. and Carolina Bank are collectively referred to herein as the company unless otherwise noted. All references in this prospectus to net income per share, price per share, book value per share and weighted average common and common equivalent shares outstanding have been adjusted to reflect a six-for-five stock split effected in the form of a 20.0% stock dividend in 2007.

Critical Accounting Policies

In the preparation of our consolidated financial statements, we have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States and with general practices within the banking industry.

Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of these judgments and assumptions, actual results could differ from these estimates, which could have a material impact on the carrying values of our assets and liabilities and our results of operations.

Our critical accounting and reporting policies include our accounting for the allowance for loan losses, which involves the use of estimates and requires significant judgments by us. These estimates are based on our opinion of an amount that is adequate to absorb losses in the existing loan portfolio. The allowance for loan losses is based on available information, including the composition of the loan portfolio, historical loan losses, specific impaired loans, availability and quality of collateral, age of the various portfolios, changes in local economic conditions, and loan performance and quality of the portfolio. Different assumptions used in evaluating the adequacy of our allowance for loan losses could result in material changes in our consolidated financial condition or consolidated financial results of operations. The methodology we employ to determine the allowance for loan losses involves a number of assumptions and estimates about uncertain matters. We periodically review our assumptions and methodology.

Our significant accounting policies are described in the footnotes to our audited consolidated financial statements at December 31, 2007, beginning on page F-15 of this prospectus.

Overview

For the three months ended March 31, 2008, we reported net income of $702,000 compared to net income of $701,000 earned in the first three months of 2007. Basic and diluted earnings per share were $0.21 for the fiscal quarters ended March 31, 2008 and 2007. At March 31, 2008, total assets were approximately $524.2 million, up 19.5% from a year ago, while net loans were $411.4 million (up 25.4% year over year) and deposits were $437.7 million (up 11.7% year over year). For the three months ended March 31, 2008, we achieved an annualized return on average assets of 0.55% and an annualized return on average equity of 9.29%. Our net interest margin was 2.94% on a fully taxable equivalent basis. We expect our total assets, net loans and deposits will continue to increase over the remainder of 2008 as a result of our continued organic growth.

For the year ended December 31, 2007, our net income increased approximately 7.5% to $3.0 million from $2.8 million in 2006, and our diluted earnings per share rose approximately 7.2% to $0.89 from $0.83 in 2006. This result was primarily due to an increase in net interest income, offset by increased non-interest expense. Higher net interest income was fueled by growth in the balance sheet, particularly loan and deposit growth. During 2007, total assets grew 21.5% to $500.1 million, while net loans grew 27.1% to $396.3 million, and deposits grew 16.1% to $418.6 million. Our return on average assets decreased to 0.67% in 2007 from

0.73% in 2006, while our return on average equity decreased to 10.98% in 2007 from 11.63% in 2006. Our net interest margin, on a fully taxable equivalent basis, was 3.30% in 2007 and in 2006.

Comparison of Financial Condition at March 31, 2008 and December 31, 2007

Assets.  Our total assets increased by $24.1 million, or 4.8%, to $524.2 million at March 31, 2008 from $500.1 million at December 31, 2007. For the three months ended March 31, 2008, cash and due from banks increased slightly and investment securities declined by 0.9%. Loans held for sale increased 35.0% to $16.0 million at March 31, 2008 due to strong originations by our wholesale mortgage division. Loans held for investment increased by $15.3 million, or 3.8%, for the three months ended March 31, 2008. We continue to experience good commercial and consumer loan demand in our primary lending markets, which are Guilford, Randolph, Alamance and Forsyth Counties, North Carolina. Approximately 83.4% of our loans are secured by real estate, which is up slightly from 81.9% of our loans secured by real estate at December 31, 2007. We opened a loan production office in leased facilities in Winston-Salem during the first quarter of 2008. Construction continued on our corporate headquarters and retail banking office of approximately 40,000 square feet on leased land in downtown Greensboro. The new corporate headquarters is scheduled to be completed in the third quarter of 2008 and will replace our current Greensboro headquarters on College Road, which we have listed for sale.

Liabilities.  Our total deposits increased by $19.1 million, or 4.6%, to $437.7 million at March 31, 2008 from $418.6 million at December 31, 2007. Time deposits, which increased $18.8 million, or 8.4%, accounted for a majority of our deposit growth for the three months ended March 31, 2008. We plan to continue our efforts to gain deposits through quality service, convenient locations and competitive pricing. Our banking office activities are designed to enhance customer convenience and related deposit gathering activities as well as provide new sources for loans. While deposit growth is an ongoing goal, wholesale sources of funding, such as Federal Home Loan Bank advances and repurchase borrowings, may be utilized when cost effective and when necessary to meet liquidity requirements. Federal Home Loan Bank advances increased $5.0 million to $36.6 million for the three months ended March 31, 2008. We had approximately $39.9 million in out-of-market time deposits from other institutions and $18.1 million in brokered time deposits at March 31, 2008, an increase of $15.7 million in these two types of accounts from December 31, 2007.

Shareholders’ Equity.  Total shareholders’ equity was up $0.9 million at March 31, 2008 to $30.5 million from $29.6 million at December 31, 2007 due primarily to retention of net income of $0.7 million and an increase in the value (after-tax) of our investment securities available-for-sale.

Comparison of Results of Operations for the Three Months Ended March 31, 2008 and 2007

General.  Net income for the three months ended March 31, 2008 amounted to $702,000, or $0.21 per diluted share, and net income for the three months ended March 31, 2007 amounted to $701,000, or $0.21 per diluted share. The increase in net income was primarily due to higher net interest income and higher mortgage banking income.

Net interest income.  Net interest income increased 8.1% to $3.6 million for the three months ended March 31, 2008, from $3.3 million for the three months ended March 31, 2007. Growth in interest earning assets and liabilities accounted for the higher net interest income in 2008. The net yield on interest earning assets, adjusted to a fully taxable basis, declined to 2.94% in the first quarter of 2008 from 3.27% in the first quarter of 2007 due to the decline in interest rates over the past seven months.

Provision for loan losses.  The provision for loan losses amounted to $235,000 for the three months ended March 31, 2008, as compared to $255,000 for the three months ended March 31, 2007, a decrease of 7.8%. The amount of the provision for loan losses decreased because loan growth was lower for the three months ended March 31, 2008 than for the three months ended March 31, 2007 and because charge-offs were $67,000 in the first quarter of 2008 compared to $141,000 in the first quarter of 2007. We believe the allowance for loan losses is adequate based on asset quality indicators and other factors.

Non-interest income.  Total non-interest income amounted to $857,000 for the three months ended March 31, 2008, as compared to $358,000 for the three months ended March 31, 2007. The increase in 2008 was primarily attributable to additional mortgage banking income of $510,000, which was mostly generated by the wholesale mortgage division that began operations in the third quarter of 2007.

Non-interest expense.  Total non-interest expense amounted to $3.1 million for the three months ended March 31, 2008, as compared to $2.3 million for the three months ended March 31, 2007. This increase of 35.5% was due primarily to expenses related to our growth during the past year. The wholesale mortgage division accounted for $311,000 of the additional expenses since it began operations in the last half of 2007. The new Burlington banking office, which opened in the third quarter of 2007, and the new

Winston-Salem loan production office, which opened in the first quarter of 2008, also contributed to the expense growth for the three months ended March 31, 2008.

Income taxes.  Income taxes amounted to $392,000, or 35.8% of income before income taxes, for the three months ended March 31, 2008 as compared to $417,000, or 37.3% of income before income taxes, for the three months ended March 31, 2007. The lower tax rate in 2008 resulted from an increase in non-taxable income from municipal securities.

Asset Quality

Non-performing assets, composed of foreclosed real estate, repossessions, non-accrual loans and restructured loans, totaled $4.3 million at March 31, 2008 compared to $4.5 million at December 31, 2007. Non-performing assets, as a percentage of total assets, were 0.82% at March 31, 2008 compared to 0.91% at December 31, 2007. There were no loans 90 days or more past due and still accruing interest at March 31, 2008, and $465,000 at December 31, 2007. Foreclosed real estate was $0.6 million at March 31, 2008, and $1.0 million at December 31, 2007.

Our allowance for loan losses is composed of two parts, a specific portion related to non-performing and problem loans and a general section related to performing loans. The specific portion of our allowance for loan losses, which relates to non-performing loans, increased to $490,000 at March 31, 2008 from $447,000 at December 31, 2007 as the level of non-performing loans increased $176,000 during that quarter. The general section of our allowance for loan losses was $4.2 million at March 31, 2008 and $4.1 million at December 31, 2007. These reserves apply to performing loans and were determined by applying estimated loss ratios inherent in the loan portfolio, ranging from 0.40% on residential real estate loans to 3.0% on non-secured consumer revolving loans, to categories of performing loans at each period end. The general section also includes allowances for watch list loans which are still performing but carry a higher degree of risk because of declining credit factors.

Liquidity and Capital Resources

The objective of our liquidity management is to ensure the availability of sufficient cash flows to meet all financial commitments and to capitalize on opportunities for expansion. Liquidity management addresses our ability to meet deposit withdrawals on demand or at contractual maturity, to repay borrowings as they mature, and to fund new loans and investments as opportunities arise.

Our primary sources of internally generated funds are principal and interest payments on loans receivable and cash flows generated from operations. External sources of funds include increases in deposits, retail- and broker-obtained repurchase agreements, federal funds purchased from banks and advances from the Federal Home Loan Bank of Atlanta.

We are required under applicable federal regulations to maintain specified levels of liquid investments in qualifying types of investments. Cash and due from banks, federal funds sold, and investment securities available-for-sale are the primary liquid assets of the bank. Management regularly monitors the bank’s liquidity position to ensure its liquidity is sufficient to meet its needs.

We are subject to various regulatory capital requirements administered by the banking regulatory agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly discretionary actions by the regulators that, if undertaken, could have a direct material effect on our financial condition. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Our capital amounts and classifications are subject to qualitative judgments by the regulators about components, risk-weightings, and other factors. At March 31, 2008, the company’s and the bank’s levels of capital exceeded all applicable regulatory requirements.

Commitments

In the normal course of business, we have outstanding commitments for the extension of credit that are not reflected in our financial statements. At March 31, 2008, pre-approved but unused lines of credit for loans totaled approximately $106.0 million compared to $99.3 million at December 31, 2007. In addition, we had $6.5 million at March 31, 2008 and $6.2 million at December 31, 2007 in standby letters of credit. These commitments represent no more than the normal lending risk that we commit to borrowers. If these commitments are drawn, we will obtain collateral if it is deemed necessary based on our credit evaluation of the counterparty. We believe these commitments can be funded through normal operations.

We are committed for future lease payments on our Friendly Center banking office, the land for our new Greensboro headquarters, our loan production office in Winston-Salem and an ATM out-parcel in Asheboro. Minimum lease payments over the next five years are $1.2 million and $3.5 million thereafter.

Comparison of Financial Condition at December 31, 2007 and 2006

Assets.  Our total assets increased by $88.5 million, or 21.5%, to $500.1 million at December 31, 2007 from $411.6 million at December 31, 2006. During 2007, cash and due from banks increased slightly and investment securities decreased by $12.3 million to $62.4 million. We attempt to maintain adequate liquidity to meet our loan demand and other obligations. Loans held for investment increased by $85.1 million, or 26.9%, during 2007. Carolina Bank, which makes both commercial and retail loans, continues to experience steady loan demand in its primary lending markets of Guilford, Randolph, and Alamance Counties, North Carolina. We started a wholesale mortgage loan division in 2007 to originate residential loans through brokers and banks and to sell these loans at a profit to institutional investors. At December 31, 2007, loans held for sale, which were originated by the wholesale mortgage division, totaled $11.9 million and were committed to be sold. We completed construction of a new banking office in Burlington in 2007 to replace our limited service office, and we opened our sixth banking office in High Point in January 2007. We established a loan production office in Winston-Salem in February 2008, and a new main banking office in downtown Greensboro is currently under construction.

Liabilities.  Total liabilities increased by $84.8 million, or 22.0%, to $470.5 million at December 31, 2007 from $385.7 million at December 31, 2006. Deposits increased by $58.2 million during 2007 as non-interest bearing demand and time deposits increased while money market deposits declined. We plan to continue our efforts to gain deposits through quality service, convenient locations, and competitive pricing. While deposit growth is an ongoing goal, wholesale sources of funding, such as Federal Home Loan Bank advances and repurchase borrowings, may be utilized when cost effective and when necessary to meet liquidity requirements. Federal Home Loan Bank advances increased $22.7 million during 2007 to $31.6 million at December 31, 2007, supplementing our deposits and providing funding for our strong loan growth. We had approximately $22.2 million in time deposits from other depository institutions and $20.1 million brokered time deposits at December 31, 2007, which in total did not change from December 31, 2006.

Shareholders’ equity.  Our total shareholders’ equity increased $3.7 million at December 31, 2007 to $29.6 million from $25.9 million at December 31, 2006 due to an increase in retained earnings and an increase in accumulated other comprehensive income resulting from appreciation of investment securities available-for-sale.

Comparison of Results of Operations for the Years ended December 31, 2007 and 2006

General.  We had net income for the year ended December 31, 2007 of $3.0 million, or $0.89 per diluted share, compared to net income for the year ended December 31, 2006 of $2.8 million, or $0.83 per diluted share. Net interest income, the difference between interest earned on interest-earning assets and interest incurred on interest-bearing liabilities, was $14.2 million in 2007 compared to $12.2 million in 2006, an increase of 16.3%. Non-interest income, principally service charges and fees, mortgage banking income, increase in cash value of life insurance, plus gain or (loss) on repossessed assets amounted to $1.7 million in 2007 and $1.8 million in 2006. Our provision for loan losses was $1.2 million in both 2007 and 2006. We incurred non-interest expense of $9.9 million in 2007 and $8.4 million in 2006. The increase in non-interest expense of $1.5 million or 18.5% was largely the result of increased growth. Income taxes increased $213,000, or 13.5%, in 2007 to $1.8 million because income before income taxes increased by 9.7% in 2007.

Net interest income.  Net interest income is the amount of interest earned on interest-earning assets such as loans, investments, federal funds sold and deposits in other financial institutions less the interest expense incurred on interest-bearing liabilities such as interest-bearing deposits and borrowed money. Net interest income is the principal source of our earnings. Net interest income is affected by the general level of interest rates and the volumes and mix of interest-earning assets and interest-bearing liabilities.

For the year ended December 31, 2007, net interest income increased by $2.0 million, or 16.3%, to $14.2 million from $12.2 million for the year ended December 31, 2006. The increase in net interest income was attributable to growth in all aspects of our business. Average interest-earning assets were approximately $431.9 million in 2007 compared to $369.3 million in 2006, an increase of $62.6 million, or 17.0%. We experienced significant loan and deposit growth during 2007 with average loans up $71.9 million, or 25.1%, and average deposits increasing $62.2 million, or 17.4%, from 2006.

The net yield on interest-earning assets was 3.3% in 2007 and 2006. The interest rate spread was 2.84% in 2007 and 2006. The tables below provide a detailed analysis of the effective yields and rates on the categories of interest-earning assets and interest-bearing liabilities for the three months ended March 31, 2008 and 2007 and the years ended December 31, 2007 and 2006:

	Net Interest Income and Average Balance Analysis for the Three Months Ended March 31,
	2008			2007
	Average Balance(1)	Interest Inc./Exp.	Average Yield/Cost	Average Balance(1)	Interest Inc./Exp.	Average Yield/Cost
	(Dollars in thousands)
Interest-earning assets:
Interest-earning deposits	$71	$1	5.65%	$550	$6	4.36%
Federal funds sold	1,626	12	2.96	4,644	59	5.08
Taxable investments	54,999	740	5.40	71,555	834	4.66
Nontaxable investments(2)	7,634	117	6.15	127	1	3.15
Loans held for sale	13,827	207	6.00	–	–	–
Loans(3)	412,521	7,111	6.91	326,161	6,711	8.23

Interest-earning assets	$490,678	$8,188		$403,037	$7,611
Interest-earning assets			6.69%			7.55%
Noninterest-earning assets	22,902			21,802

Total assets	$513,580			$424,839

Interest-bearing liabilities:
Interest-bearing checking	$21,417	$61	1.14%	$12,394	$34	1.10%
Money market and savings	142,884	1,166	3.27	153,260	1,728	4.51
Time certificates and IRAs	237,674	2,846	4.80	174,776	2,153	4.93
Other borrowings	48,733	515	4.24	27,554	399	5.79

Total interest-bearing liabilities	450,708	4,588	–	367,984	4,314	–

Cost on average interest-bearing liabilities			4.08%			4.69%
Noninterest-earning liabilities:
Demand deposits	28,806			27,217
Other liabilities	3,747			3,314

Total noninterest-bearing liabilities:	32,553			30,531

Total liabilities	483,261			398,515
Shareholders’ equity	30,319			26,324

Total liabilities and equity	$513,580			$424,839

Net interest income		$3,600			$3,297

Net yield on average interest-earning assets			2.94%			3.27%
Interest rate spread			2.61%			2.86%

(1)	Average balances are computed on a daily basis.

(2)	Interest income and yields related to certain investment securities exempt from federal income tax are slated on a fully taxable basis using a 34% federal tax rate reduced by the nondeductible portion of interest expense.

(3)	Nonaccrual loans are included in the average loan balance.

	Net Interest Income and Average Balance Analysis for the Years Ended December 31,
	2007			2006
	Average Balance(1)	Interest Inc./Exp.	Average Yield/Cost	Average Balance(1)	Interest Inc./Exp.	Average Yield/Cost
	(Dollars in thousands)
Interest-earning assets:
Interest-earning deposits	$609	$32	5.25%	$684	$33	4.82%
Federal funds sold	3,806	187	4.91	8,507	414	4.87
Taxable investments	65,695	3,160	4.81	73,463	3,236	4.40
Nontaxable investments(2)	3,241	201	6.20	–	–	–
Loans held for sale	1,153	74	6.42	–	–	–
Loans(3)	357,422	29,098	8.14	286,644	23,175	8.08

Interest-earning assets	$431,926	$32,752		$369,298	$26,858
Interest-earning assets			7.58%			7.27%
Noninterest-earning assets	19,204			14,954

Total assets	$451,130			$384,252

Interest-bearing liabilities:
Interest-bearing checking	$14,254	$200	1.40%	$10,276	$59	0.57%
Money market and savings	148,950	6,619	4.44	139,213	6,194	4.45
Time certificates and IRAs	198,596	10,074	5.07	151,408	6,737	4.45
Other borrowings	28,597	1,627	5.69	30,119	1,679	5.57

Total interest-bearing liabilities	390,397	18,520	–	331,016	14,669	–

Cost on average interest-bearing liabilities			4.74%			4.43%

Noninterest-bearing liabilities:
Demand deposits	29,314			26,493
Other liabilities	3,878			2,578

Total noninterest-bearing liabilities:	33,192			29,071

Total liabilities	423,589			360,087
Shareholders’ equity	27,541			24,165

Total liabilities and equity	$451,130			$384,252

Net interest income		$14,232			$12,189

Net yield on average interest-earning assets			3.30%			3.30%
Interest rate spread			2.84%			2.84%

(1)	Average balances are computed on a daily basis.

(2)	Interest income and yields related to certain investment securities exempt from federal income tax are slated on a fully taxable basis using a 34% federal tax rate reduced by the nondeductible portion of interest expense.

(3)	Nonaccrual loans are included in the average loan balance.

Rate/Volume analysis of net interest income.  The effect of changes in average balances (volume) and rates on interest income, interest expense and net interest income for the period indicated is shown below. The effect of a change in the average balance has been determined by applying the average rate in the earlier period to the change in average balance in the later period, as compared with the earlier period. The effect of a change in the average rate has been determined by applying the average balance in the earlier period to the change in the average rate in the later period as compared with the earlier period. Changes resulting from average balance/rate variances have been allocated between volume and rate on a proportional basis.

	Rate/Volume Variance Analysis
	At and for the Three Months Ended March 31, 2008 vs. 2007			At and for the Year Ended December 31, 2007 vs. 2006
	Interest Increase (Decrease)	Increase (Decrease) Due to Change in		Interest Increase (Decrease)	Increase (Decrease) Due to Change in
		Rate	Volume		Rate	Volume
	(Dollars in thousands)
Interest-earning assets:
Interest-earning deposits	$(5)	$1	$(6)	$(1)	$3	$(4)
Federal funds sold	(47)	(18)	(29)	(227)	4	(231)
Taxable investments	(94)	118	(212)	(76)	283	(359)
Nontaxable investments	116	1	115	201	—	201
Loans held for sale	207	—	207	—	—	—
Loans	400	(1,187)	1,587	5,997	145	5,852

Total interest-earning assets	$577	$(1,085)	1,662	5,894	435	5,459

Interest-bearing liabilities:
Interest-bearing checking	$27	$1	$26	$141	$111	$30
Money market and savings	(562)	(451)	(111)	425	(8)	433
Time certificates and IRAs	693	(56)	749	3,337	1,034	2,303
Other borrowings	116	(129)	245	(52)	35	(87)

Total interest-bearing liabilities	274	(635)	909	3,851	1,172	2,679

Net interest income	$303	$(450)	$753	$2,043	$(737)	$2,780

During the year ended December 31, 2007, the improvement in net interest income over the year ended December 31, 2006 was primarily the result of growth in interest-earning assets and interest-bearing liabilities.

Provision for loan losses.  The allowance for loan losses, established through charges to expense in the form of a provision for loan losses, allows for known and expected loan losses in our loan portfolio. The provision for loan losses decreased in 2007 by $34,000 from 2006, primarily because watch list loans and related loan loss reserves declined in 2007. Watch list loans still accrue interest but generally require higher loan loss reserves due to greater risk or declining credit quality. The level of the allowance for loan losses is based on our estimate as to the amount required to maintain an allowance adequate enough to provide for known and expected losses. We consider, among other things, non-performing loans, watch list loans, delinquencies, collateral value, loss trends, and general economic conditions when assessing the adequacy of the allowance. The allowance for loan losses was $4.5 million or 1.13% of loans held for investment at December 31, 2007 and $3.9 million or 1.23% of loans held for investment at December 31, 2006. The lower allowance at December 31, 2007 was due to fewer watch list loans and greater growth during 2007 in the types of loans that require lower loan loss allowances. Charge-offs, net of recoveries, were approximately $528,000 during 2007 and $508,000 during 2006.

The following table describes the activity relating to our allowance for loan losses for the periods and years indicated:

	Analysis of the Allowance for Loan Losses
	At and for the Three Months Ended March 31,		At and for the Year Ended December 31,
	2008	2007	2007	2006
	(Dollars in thousands)
Beginning balance	$4,532	$3,898	$3,898	$3,210
Provision for loan losses	235	255	1,162	1,196
Charge-offs:
Commercial	(1)	(116)	(153)	(23)
Real estate	(74)	(25)	(392)	(486)
Consumer	(1)	(1)	(3)	(38)

Total	(76)	(142)	(548)	(547)
Recoveries:
Commercial	—	—	18	11
Real estate	8	—	1	12
Consumer	1	1	1	16

Ending balance	$4,700	$4,012	$4,532	$3,898

Non-interest income.  Other income consists principally of service charges and fees, mortgage banking income, investment services income, increase in cash value of life insurance, repossessed asset gains and losses, and dividends from other assets. Total other income for 2007 was $1.7 million compared to $1.8 million in 2006, a decrease of 2.5%. Mortgage banking income, which represents fees earned from the origination and sale of mortgage loans, rose 54.3% to $543,000 in 2007 from $352,000 in 2006. Mortgage banking income in 2007 included $261,000 in gains and fees from the wholesale mortgage division, which began operations in the later half of 2007. Mortgage banking income from the retail operation was $283,000 in 2007, which was down $69,000, or 19.6%, from 2006. Repossessed asset losses were $14,000 in 2007 compared to gains of $183,000 in 2006. The large repossessed asset gain in 2006 was primarily the result of the sale of a multifamily property securing a loan that had been partially written off in 2005. Investment services income, representing commissions earned from the sale of non-deposit products such as annuities and mutual funds, declined 22.6% to $164,000 in 2007 from $212,000 in 2006. Other non-interest income included $210,000 in 2007 and $178,000 in 2006 from the increase in cash value of life insurance. Dividend income from an investment in a small business investment company recorded on the cost basis was $4,000 in 2007 and $118,000 in 2006. The small business investment company became a publicly traded company in 2007, and the investment of $500,000 was transferred to investment securities available-for-sale from other assets, and income is included in net interest income.

Non-interest expenses.  Non-interest expenses were $9.9 million in 2007 compared to $8.4 million in 2006, an increase of $1.5 million, or 18.5%. Salaries and employee benefits increased 25.2% to $5.3 million in 2007 from $4.3 million in 2006 to facilitate our growth. The number of full time equivalent employees rose to 89 at December 31, 2007 from 69 at the end of 2006. Occupancy and equipment rose 21.0% to $1.3 million in 2007 from $1.1 million in 2006 as a result of a new banking office in High Point, which opened in January 2007, and from the completion of the new Burlington banking office in September 2007. During 2007, an impairment charge of $100,000 was recorded against an investment in a trust bank with an original cost basis of $305,000.

Income taxes.  Income tax expense amounted to $1.8 million, or 37.1%, of income before income taxes in 2007, and $1.6 million, or 35.9% of income before income taxes in 2006. The increased tax rate in 2007 primarily resulted from higher state income taxes.

Financial condition.  Total assets were $500.1 million at December 31, 2007, an increase of $88.5 million, or 21.5%, over total assets of $411.6 million at December 31, 2006. Loans and premises and equipment increased. Funding for the asset growth came primarily from an increase in deposits, an increase in advances from the Federal Home Loan Bank, and a reduction in short-term investments. We have continued our aggressive promotion and pricing of deposit products in order to establish and build market share. We regularly evaluate our deposit product offerings and attempt to meet the needs of all types of customers through both new products and modifications to existing products. We had approximately $22.2 million in deposits from other depository institutions and $20.1 million of brokered deposits at December 31, 2007 and $11.1 million in deposits from other depository institutions and $31.2 million of brokered deposits at December 31, 2006.

The majority of our asset growth continues to occur in the loan portfolio. Loans held for investment increased $85.1 million, or 26.9%, to $400.8 million at December 31, 2007 from $315.7 million at December 31, 2006. In addition, loans held for sale increased by and to $11.9 million at December 31, 2007 as a result of the new wholesale mortgage division. We believe our targeted marketing efforts, experienced lenders, local decision making, and emphasis on personal relationships and superior customer service have been key drivers of the loan growth. Approximately 81.9% of our loans at December 31, 2007 were secured by some form of real estate. At December 31, 2007 loans secured by one-to-four family residential properties comprised 18.0% of our loan portfolio while nonresidential properties comprised 39.4%, construction loans comprised 17.8% and multifamily residential properties comprised 6.7% of our loan portfolio. Another 17.0% were commercial loans with the balance in consumer and other loans.

Asset quality is a primary concern of our credit administration. We conduct a thorough credit analysis of most loans before origination. Experienced lenders and a credit administrator review the loan’s structure, including terms, rate, collateral and repayment sources, in addition to adherence to our lending policy. On an ongoing basis, we utilize a risk rating program and other credit administration tools to monitor loans and overall asset quality. Non-performing loans amounted to approximately $3.5 million, or 0.88%, of loans outstanding at December 31, 2007 and $2.4 million, or 0.77%, of loans outstanding at December 31, 2006. Our allowance for loan losses was 1.13% of loans outstanding at December 31, 2007 and 1.23% of loans outstanding at December 31, 2006. Net loan charge-offs were 0.15% of average loans during 2007 and 0.18% of average loans during 2006.

Investment securities declined to $62.4 million at December 31, 2007 from $74.7 million at December 31, 2006, a decrease of 16.4%. Some of the funds from maturing investments were used to fund loans in 2007 since loan growth was exceptionally strong and since new funding was required for our new wholesale loan originations. Our investment securities portfolio consists primarily of U.S. government agency securities, mortgage-backed securities issued by the U.S. government and quasi-U.S. government agencies, and municipal securities. Approximately 95.0% of the investment securities at December 31, 2007 were classified as available for sale and were recorded at market value. Changes in market value are reflected as a separate component of shareholders’ equity. We do not engage in the practice of trading securities.

Other assets consist of interest receivable on loans and investments, prepaid expenses, deferred tax assets, real estate owned and cash value of life insurance. The increase in other assets of $0.7 million to $10.7 million at December 31, 2007 from $10.0 million at December 31, 2006 resulted primarily from growth in interest receivable and real estate owned.

We opened for business in November 1996 and have not paid any cash dividends to our shareholders. In November 2005 and June 2007, 6-for-5 stock splits effectuated in the form of 20.0% stock dividends were paid to shareholders of record. Stock dividends were also paid in 2004, 2001 and 2000. Certain reclassifications were made to common stock from other equity accounts to record the stock dividends.

Investment Portfolio.  At December 31, 2007, our investment portfolio comprised approximately 12.5% of total assets, and at December 31, 2006, our investment portfolio comprised approximately 18.1% of total assets.

The following table summarizes the carrying value amounts of securities at the dates indicated. Available-for-sale securities are reported at estimated fair value and held to maturity securities are reported at amortized cost:

	Analysis of Investment Securities Amortized Cost and Market Values
	At March 31,				At December 31,
	2008		2007		2007		2006
	Amortized Cost	Market Value	Amortized Cost	Market Value	Amortized Cost	Market Value	Amortized Cost	Market Value
	(Dollars in thousands)
Available for Sale:
US agency securities	$7,372	$7,521	$21,035	$20,895	$8,847	$8,920	$26,581	$26,337
Mortgage-backed securities	36,487	37,142	41,362	41,422	38,455	38,649	43,625	43,503
Municipal securities	8,334	8,047	217	216	7,252	7,171	–	–
Trust preferred securities	2,916	2,920	–	–	1,882	1,891	–	–
Restricted stock	3,269	3,163	1,488	1,443	2,761	2,673	1,214	1,214

Total available for sale	58,378	58,793	64.102	63,976	59,197	59,304	71,420	71,054

Held to Maturity
US agency securities	1,800	1,801	1,799	1,762	1,799	1,791	1,799	1,753
Mortgage-backed securities	1,287	1,275	1,745	1,687	1,334	1,294	1,838	1,764

Total held to maturity	3,087	3,076	3,544	3,449	3,133	3,085	3,637	3,517

Total	$61,465	$61,869	$67,646	$67,425	$62,330	$62,389	$75,057	$74,571

The following tables present maturities and weighted average yields of debt securities on a fully taxable equivalent basis at the dates indicated:

	Analysis of Investment Securities At March 31, 2008
	Due One Year or Less	One Year Through Five Years	Five Years Through Ten Years	Due After Ten Years	Total	Market Value
	(Dollars in thousands)
Investment Securities
US agency securities	$6,799	$995	$1,378	$–	$9,172	$9,322
Mortgage-backed securities	251	1,420	11,706	24,396	37,773	38,417
Municipal securities	–	–	–	8,334	8,334	8,047
Trust preferred securities	–	–	–	2,916	2,916	2,920

Total	$7,050	$2,415	$13,084	$35,646	$58,195	$58,706

Weighted Average Yields
US agency securities	3.93%	5.21%	5.50%	–%	4.30%
Mortgage-backed securities	4.56%	4.37%	5.11%	5.44	5.29
Municipal securities	–	–	–	6.07	6.07
Trust preferred securities	–	–	–	7.32	7.32

	3.95%	4.72%	5.15%	5.74%	5.35%

	At December 31, 2007
	Due One Year or Less	One Year Through Five Years	Five Years Through Ten Years	Due After Ten Years	Total	Market Value
	(Dollars in thousands)
Investment Securities
US agency securities	$7,787	$1,440	$1,420	$–	$10,647	$10,711
Mortgage-backed securities	172	1,530	11,034	27,052	39,788	39,943
Municipal securities	–	–	–	7,252	7,252	7,171
Trust preferred securities	–	–	–	1,882	1,882	1,891

Total	$7,959	$2,970	$12,454	$36,186	$59,569	$59,716

Weighted Average Yields
US agency securities	3.42%	4.48%	4.62%	–%	3.83%
Mortgage-backed securities	4.65	4.47	5.15	5.40	5.30
Municipal securities	–	–	–	6.11	6.11
Trust preferred securities	–	–	–	7.71	7.71

	3.45%	4.47%	5.09%	5.67%	5.21%

Loan Portfolio.  We believe the loan portfolio is adequately diversified although heavily secured by real estate. There are no significant concentrations of loans to any particular individuals or industry, or group of related individuals or industries. There are no foreign loans. The following table presents, at the dates indicated, the composition of our loan portfolio by loan type:

	Analysis of Loans
			At December 31,
	At March 31, 2008		2007		2006
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Loans secured by real estate:
Construction and land development	$85,824	20.62%	$71,513	17.84%	$65,427	20.72%
1-4 family residential properties	80,666	19.39	72,325	18.05	65,453	20.73
Multifamily residential properties	20,250	4.87	26,674	6.66	17,021	5.39
Nonfarm nonresidential properties	160,162	38.49	157,762	39.36	105,290	33.35

Total loans secured by real estate	346,902	83.37	328,274	81.91	253,191	80.19
Commercial and industrial loans	64,666	15.54	68,127	17.00	58,421	18.50
Consumer	2,871	0.69	2,942	0.73	2,632	0.84
All other loans	1,682	0.40	1,441	0.36	1,488	0.47

Total loans	$416,121	100.00%	$400,784	100.00%	$315,732	100.00%

The tables that follow show the loan portfolio at March 31, 2008 and December 31, 2007 by loan type, maturity and whether the interest rate is fixed or variable (loans on non-accrual have been excluded):

	Analysis of Certain Loan Maturities At March 31, 2008
	Real Estate		Consumer		Commercial and Other		Total
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Due within one year	$121,371	35.33%	$1,271	44.29%	$33,819	51.26%	$156,461	37.94%
Due after one year through five years
Fixed rate	75,975	22.11	1,394	48.57	9,860	14.94	87,229	21.15
Variable rate	73,133	21.29	89	3.10	18,475	28.00	91,697	22.23

Total due after one year through five years	149,108	43.40	1,483	51.67	28,335	42.95	178,926	43.39

Due after five years
Fixed rate	35,760	10.41	116	4.04	1,579	2.39	37,455	9.08
Variable rate	37,319	10.86	–	0.00	2,245	3.40	39,564	9.59

Total due after five years	73,079	21.27	116	4.04	3,824	5.80	77,019	18.68

Total	$343,558	100.00%	$2,870	100.00%	$65,978	100.00%	$412,406	100.00%

	Analysis of Certain Loan Maturities At December 31, 2007
	Real Estate		Consumer		Commercial and Other		Total
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Due within one year	$122,575	37.69%	$1,067	39.67%	$34,045	49.09%	$157,687	39.70%
Due after one year through five years
Fixed rate	64,436	19.81	1,199	44.57	9,195	13.26	74,830	18.84
Variable rate	62,074	19.09	321	11.93	20,098	28.98	82,493	20.77

Total due after one year through five years	126,510	38.90	1,520	56.51	29,293	42.24	157,323	39.60
Due after five years
Fixed rate	37,025	11.39	95	3.53	644	0.93	37,764	9.51
Variable rate	39,089	12.02	8	0.30	5,372	7.75	44,469	11.19

Total due after five years	76,114	23.41	103	3.83	6,016	8.67	82,233	20.70

Total	$325,199	100.00%	$2,690	100.00%	$69,354	100.00%	$397,243	100.00%

A certain degree of risk is inherent in the extension of credit. We have established loan and credit policies designed to control both the types and amounts of risks assumed and to ultimately minimize credit losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of certain real estate collateral, problem loan management practices and collection procedures, and non-accrual and charge-off guidelines.

Loans secured by real estate mortgages comprised 81.9% of our loan portfolio at December 31, 2007 and 80.2% at December 31, 2006. Residential real estate loans consist mainly of first and second mortgages on single-family homes. Loan-to-value ratios for these loans are generally limited to 90.0% for second mortgages and 85.0% for first mortgages, unless private mortgage insurance is obtained. Nonresidential loans are secured by business and commercial properties with loan-to-value ratios generally limited to 80.0%. The repayment of both residential and nonresidential real estate loans is dependent primarily on the income and cash flows of the borrowers with the real estate serving as a secondary source of repayment. Real estate construction loans generally consist of financing of commercial real estate projects and some one-to-four family dwellings. Usually the loan-to-cost ratios are limited to 80.0%, and permanent financing commitments are generally required prior to advancing loan proceeds.

Commercial loans primarily represent loans to businesses and may be made on either a secured or unsecured basis. Commercial lending involves risk because repayment usually depends on the cash flows generated by a borrower’s business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions. To manage this risk, initial and continuing financial analysis of a borrower’s financial information is generally required.

Allowance for loan losses.  The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management has determined that such loans have become uncollectible. Recoveries of previously charged-off loans are credited to the allowance.

Our allowance for loan losses is composed of two parts, a specific portion related to non-performing and problem loans and a general section related to performing loans. The specific portion of our allowance for loan losses, which relates to non-performing loans, increased slightly to $447,000 at December 31, 2007 from $433,000 at December 31, 2006. The difference between our allowance for loan losses and the specific portion of the allowance for loan losses was $4.1 million at December 31, 2007 and $3.5 million at December 31, 2006. These allowances apply to performing loans and were determined by applying estimated loss ratios inherent in the loan portfolio, ranging from 0.4% on residential real estate loans to 3.0% on non-secured consumer revolving loans, to categories of performing loans at each period end. The general section also includes allowances for certain watch list loans that are still performing but carry a higher degree of risk because of declining credit factors. Watch list loans with higher than standard loan loss allowances decreased to $2.5 million at December 31, 2007 from $6.8 million at December 31, 2006 with related allowances declining to $138,000 from $271,000. A summary of our loan loss experience for the years ended December 31, 2007 and 2006 is above in “– Comparison of Results of Operations for the Years ended December 31, 2007 and 2006 – Provision for loan losses.”

The following table presents the allocation of the allowance for loan losses at March 31, 2008, March 31, 2007, December 31, 2007 and December 31, 2006, compared with the percent of loans in the applicable categories of total loans:

	Allocation of the Allowance for Loan Losses

	At March 31,				At December 31,
	2008		2007		2007		2006
	Amount	% Loans in Each Category	Amount	% Loans in Each Category	Amount	% Loans in Each Category	Amount	% Loans in Each Category
	(Dollars in thousands)
Balance at end of period applicable to:
Commercial	$963	15.54%	$947	16.33%	$1,012	17.00%	$1,118	18.50%
Real estate	3,628	83.37	3,005	82.45	3,413	81.91	2,669	80.19
Consumer	82	0.69	49	0.79	75	0.73	59	0.84
All other loans	27	0.40	11	0.43	32	0.36	52	0.47

Total	$4,700	100.00%	$4,012	100.00%	$4,532	100.00%	$3,898	100.00%

Non-performing loans.  When a loan is past due 90 days as to interest or principal or there is serious doubt as to collectability, the accrual of interest is generally discontinued unless the estimated fair value of the collateral is sufficient to assure the collection of the principal balance and accrued interest. A non-accrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. The following table sets forth information on non-accrual loans, restructured loans, total non-performing loans, and non-performing assets at the dates indicated:

	Non-Performing Assets

	At March 31,		At December 31,
	2008	2007	2007	2006
	(Dollars in thousands)
Nonaccrual loans	$3,715	$2,385	$3,541	$2,388
Restructured loans	–	45	–	45

Total non-performing loans	3,715	2,430	3,541	2,433
Real estate owned	592	–	1,001	–

Total non-performing assets	$4,307	$2,430	$4,542	$2,433

Accruing loans past due 90 days or more	$–	$–	$465	$–
Allowance for loan losses	4,700	4,012	4,532	3,898
Non-performing loans to period end loans held for investment	0.89%	0.73%	0.88%	0.77%
Allowance for loan losses to nonperforming loans	126.51	165.10	127.99	160.21
Non-performing assets to total assets	0.82	0.55	0.91	0.59

Deposits.  The maturity distribution of time deposits of $100,000 or more at March 31, 2008, December 31, 2007 and December 31, 2006 is presented below, and such deposits may be more volatile and interest rate sensitive than other deposits:

	Certificates of Deposit in Amounts of $100,000 or More

	At March 31,	At December 31,
Remaining maturity:	2008	2007	2006
	(Dollars in thousands)
Three months or less	$23,383	$29,214	$18,827
Over three through six months	52,520	20,692	14,916
Over six through twelve months	20,129	43,971	39,927
Over twelve months	4,696	3,637	12,044

Total	$100,728	$97,514	$85,714

Interest rate sensitivity.  The objective of interest rate sensitivity management is to generate stable growth in net interest income, assess the timing and magnitude of re-pricing of assets and liabilities and control the risks associated with interest rate movements. As part of our asset/liability management, we measure interest rate risk by using simulation analysis. Simulation analysis indicates, in the absence of growth or changes in the mix of assets and liabilities, that our net interest income generally increases when short-term interest rates rise and declines when short-term interest rates fall. We have become more balanced in our asset/liability position over the past three years due to growth in our money market accounts, which can re-price immediately upon changes in short-term interest rates as do approximately 70.3% of our loans, which mostly change with the prime rate. While the net yield on interest–earning assets was stable at 3.3% for 2007 and 2006, we experienced a decline to 2.9% in this ratio for the first quarter of 2008. Although the 300 basis point decline in short-term interest rates during the seven months ending March 31, 2008 was the major reason for the net yield decrease, lower deposit pricing lagged the general interest rate trends in our market place and resulted in more net yield degradation than normal.

The table below reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their re-pricing or maturity dates. Investment security prepayments and calls are estimated based on current interest rates and could vary significantly if interest rates change. Fixed rate loans are reflected at their contractual maturity date and variable loans are reflected when the loans may be re-priced contractually. Interest-bearing liabilities with no contractual maturity, such as interest-bearing transaction accounts and savings deposits, are reflected in the earliest re-pricing interval due to contractual arrangements that give the bank the opportunity to vary rates paid on these deposits within a 30-day or shorter period. The interest rate sensitivity of our assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from that indicated by such assumptions:

	Repricing Schedule at March 31, 2008

	0-90 Days	91-365 Days	1 Year to 3 Years	Over 3 Years	Total
	(Dollars in thousands)
Interest-earning assets
Interest-earning deposits	$28	$–	$–	$–	$28
Investment securities	3,963	10,997	13,704	32,759	61,423
Loans held for sale	16,020	–	–	–	16,020
Loans	266,145	10,143	34,494	101,624	412,406

Total	286,156	21,140	48,198	134,383	489,877

Interest-bearing liabilities
Savings, interest-bearing checking and money market	164,370	–	–	–	164,370
Time deposits	51,824	173,202	15,890	2,763	243,679
Federal Home Loan Bank advances	33,009	19	3,059	487	36,574
Securities sold under agreements to repurchase	2,892	–	–	–	2,892
Federal funds purchased	2,594	–	–	–	2,594
Trust preferred securities	10,310	–	–	–	10,310

Total	264,999	173,221	18,949	3,250	460,419

Interest sensitive gap	$21,157	$(152,081)	$29,249	$131,133	$29,458

Cumulative gap	$21,157	$(130,924)	$(101,675)	$29,458	$29,458

Ratio of interest-sensitive assets to interest-sensitive liabilities	107.98%	12.20%	254.36%	4,134.86%	106.40%

Cumulative ratio of interest-sensitive Assets	107.98%	70.12%	77.76%	106.40%	106.40%

Return on equity and assets.  The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), cash dividend payout ratio (cash dividends declared divided by net income), and equity to asset ratio (average equity divided by average total assets) for each period indicated:

	At and for the Three Months Ended March 31,		At and for the Year Ended December 31,
	2008(1)	2007(1)	2007	2006
Return on average assets	0.55%	0.66%	0.67%	0.73%
Return on average shareholders’ equity	9.29	10.65	10.98	11.63
Dividend payout ratio	–	–	–	–
Average shareholders’ equity as a percentage of average assets	5.90	6.20	6.10	6.29

(1)	Annualized

Capital resources.  The company and the bank are subject to various regulatory capital adequacy standards. Under these standards, financial institutions are required to maintain minimum ratios of capital to risk-weighted assets and average total assets. The company and the bank exceeded all minimum capital requirements and met the requirements to be categorized as “well capitalized” at December 31, 2007 and 2006. Included in our regulatory capital is $10.0 million in proceeds from our issuance of junior subordinated debentures in connection with the issuance of trust preferred securities. These proceeds have been primarily invested in the bank.

Inflation.  Since our assets and liabilities are primarily monetary in nature, our performance is more affected by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not necessarily be the same.

While the effect of inflation on a financial institution is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and financial institutions will normally experience above average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

BUSINESS

Our Company

Carolina Bank Holdings, Inc., a North Carolina corporation, is the holding company for Carolina Bank, a full-service, North Carolina-chartered community bank operating in the Piedmont Triad region of North Carolina. We are headquartered in Greensboro, the third-largest city in North Carolina, and conduct our business through six full-service banking offices located in Greensboro (3), Asheboro, Burlington and High Point and a loan production office in Winston-Salem. In addition, we are currently constructing a new headquarters facility in downtown Greensboro, which will include our seventh full-service banking office.

We offer a range of lending services, including real estate, industrial, consumer and commercial loans to small- and medium-sized businesses, professionals and individuals located in our market area. We complement our lending operations with a full array of deposit products, including checking, savings and money market accounts and certificates of deposit. We deliver our products and services first and foremost through old-fashioned, person-to-person customer service. While we believe our focused and consistent customer service has always set us apart, meeting the business and personal banking needs of our clients allows us to compete within our markets and provides us with a competitive advantage over regional and super-regional financial institutions.

We commenced operations in November 1996 and reorganized into the holding company form of organization during the third quarter of 2000. Our commitment to serving the banking needs of our local communities has contributed to our impressive growth since commencing operations. We have experienced significant growth in assets, loans, deposits and earnings per share during the last five years, all of which has been achieved through organic growth. We have not made any acquisitions of banks, thrifts, branches, insurance agencies, mortgage companies or other businesses. Based on research provided by SNL Financial, at December 31, 2007, of over 1,000 publicly traded banks, we belong to a group of only fifteen banks with the following characteristics: an annualized return on average equity of greater than 10.0%; a five-year asset growth rate of greater than 20.0%; an annualized net charge-offs/average loans of less than 0.15%; and a five-year diluted earnings per share compound annual growth rate of greater than 20.0%. Specifically, we have:

■	Increased our total assets to $524.2 million at March 31, 2008 from $189.9 million at December 31, 2002, an increase of $334.3 million representing a compound annual growth rate of 21.3%;

■	Increased our total net loans to $411.4 million at March 31, 2008 from $131.4 million at December 31, 2002, an increase of $280.0 million representing a compound annual growth rate of 24.3%;

■	Increased our total deposits to $437.7 million at March 31, 2008 from $154.9 million at December 31, 2002, an increase of $282.8 million representing a compound annual growth rate of 21.9%;

■	Increased our diluted earnings per share to $0.89 for the year ended December 31, 2007 from $0.32 for the year ended December 31, 2002, representing a compound annual growth rate of 22.7%; and

■	Grown to six full-service banking offices, one loan production office and 97 full-time equivalent employees at March 31, 2008.

While experiencing this growth, we have maintained sound asset quality with our non-performing assets as a percentage of total assets of 0.82% at March 31, 2008 and 0.91% at December 31, 2007. In addition, our ratio of net charge-offs to average total loans was 0.06% annualized for the three months ended March 31, 2008 and 0.15% for the year ended December 31, 2007. Our ratio of allowance for loan losses to loans was 1.13% at both March 31, 2008 and December 31, 2007. Our ratio of allowance for loan losses to non-performing loans was 126.5% at March 31, 2008 and 128.0% at December 31, 2007.

Our Senior Management Team

Our senior management team consists of nine officers who have 245 years of combined experience in the financial services industry, with an average of over 27 years each. The table below identifies our executive officers and market executives.

Name	Age	Position	Years of Experience
Robert T. Braswell	56	President and Chief Executive Officer	33
T. Allen Liles	55	Executive Vice President and Chief Financial Officer	26
Gunnar N.R. Fromen	59	Executive Vice President and Senior Lending Officer	37
Daniel D. Hornfeck	40	Executive Vice President and Chief Credit Officer	13
William McDuffy Johnson	51	Senior Vice President and Market Executive—Asheboro	27
W. Keith Strickland	50	Senior Vice President and Market Executive—Burlington	28
Gerald W. Church	61	Senior Vice President and Market Executive—Winston-Salem	35
L.A. “Chip” Harris	35	Senior Vice President and Market Executive—High Point	13
Phillip C. Carmac	54	Senior Vice President and Division President—Mortgage Division	33

Our Market Areas and Growth Strategy

Our primary goal, since our inception in November 1996, has been to operate the best bank in the Piedmont Triad, specifically the counties of Guilford, Randolph, Alamance and Forsyth, the cities of Greensboro, Asheboro, Burlington, High Point and Winston-Salem and portions of the Interstate 85 and Interstate 40 corridors. According to the FDIC Deposit Market Share Report at June 30, 2007, deposits in this four-county area exceeded $25.9 billion, an increase of approximately $7.8 billion from $18.1 billion at June 30, 2002. At June 30, 2007, we held the fifth largest deposit market share of 21 banks in Greensboro behind Wachovia, BB&T, SunTrust and Bank of America.

The economic strength of our market area is driven by its transition from an economy based on the textile, insurance and furniture industries to one based on the technology, service, manufacturing and retail trade industries, as well as by state and local government operations and higher education. The area is also business-friendly with its low tax base, building costs and wages, and it is easily accessible as a hub for surface transportation, as more highways intersect in Greensboro than in any other region in North Carolina.

The leading employers in our market area include the Guilford County government and school system, the Moses Cone Health System, Volvo Trucks North America, UPS, Old Dominion Freight Line, Inc. and RF Micro Devices. Dell opened its largest domestic manufacturing plant, a 750,000 square-foot facility, in Winston-Salem in 2005 and employs approximately 1,500 people. According to the Piedmont Triad Partnership, Dell’s decision to establish its new facility in the Piedmont Triad has resulted in at least seven new logistics, packaging and automation firms also locating in the area. Lenovo plans on opening a new personal computer plant in 2008. FedEx Corporation is currently constructing its new mid-Atlantic hub at Piedmont-Triad International Airport (PTI) in Greensboro, which is also expected to attract other distribution and logistics firms. The FedEx hub is projected to employ 1,500 people and be operational in 2009. Honda Aircraft Company, Inc., a wholly owned subsidiary of Honda Motor Co., Ltd., is currently constructing its new 369,000 square-foot headquarters and manufacturing facility at PTI, which will employ approximately 350 people at full production. Honda Aircraft will manage the research, development, sales, marketing and manufacturing of the advanced light jet, HondaJet, at the new facility, which will replace the existing 52,000 square-foot hangar and office complex currently at PTI. The jet engines for the HondaJet and other aircraft will be manufactured at a new plant under construction in Burlington, which is projected to add 140 new jobs.

Our market area is home to numerous colleges, universities and professional schools, with the University of North Carolina at Greensboro, Greensboro College, Guilford College, North Carolina A&T State University and the Elon University School of Law all based in Greensboro, Elon University based near Burlington and Wake Forest University, Salem College, the oldest educational institution for women in the United States, and Winston-Salem State University based in Winston-Salem. Gateway University Research Park, established in 2006 and funded in 2007, has developed a $250.0 million master plan resulting from a joint collaboration between the University of North Carolina at Greensboro and North Carolina A&T State University to advance scientific and educational research in technology. When fully developed, the project will encompass more than 2,000 employees and generate an economic impact of $50.0 million per year within the Piedmont Triad.

We believe that economic growth and consolidation in the banking market have created an increasing number of businesses and consumers in need of high quality banking and other financial services delivered with personalized attention. Our slogan is “The Smart Choice in Banking.” We emphasize old-fashioned, personalized service; allow for local decision making with quick responses; and continually seek to leverage the core relationships we build by providing a variety of products and services to our customers. With that focus, we target:

■	Small- and medium-sized businesses;

■	Professionals and middle managers of locally based companies;

■	Commercial real estate developers; and

■	Individual consumers.

We believe that these customers are under-served by local branches of regional and super-regional financial institutions.

Bank consolidation also has dislocated experienced and talented management and lending personnel. Our business plan is to capitalize on this market dislocation and continue to attract experienced management, loan officers and banking customers in our market area. In late 2007, we hired Phillip C. Carmac, a lender with 33 years of banking experience, and launched Carolina Bank Wholesale Mortgage. Our new wholesale mortgage loan division originates residential mortgage loans through brokers and banks and sells them at a profit to institutional investors in the secondary market.

We will continue to develop our banking office network in growing areas within the Piedmont Triad where we can hire experienced bankers with a loyal following of deposit and loan customers. Generally, our plan has been to start new loan production offices after we identify an experienced banker who will have responsibility for that market, although we may consider an existing office in a location with favorable growth characteristics that is being sold by another bank. We believe that it takes a combination of an attractive location and experienced, talented people to be successful in expanding our franchise. An example is the 2007 hiring of Gerald W. Church, a lender with 35 years of banking experience and 25 years of market experience, to head our loan production office in Winston-Salem. We intend to build upon existing relationships and create new relationships and new markets by de novo expansion, branch acquisitions, or potential whole bank acquisitions that make strategic and economic sense.

We intend to achieve our goal of expanding our franchise by focusing on the following objectives:

■

Emphasize relationship banking.  We have been successful in building client relationships because our model provides high customer service levels that are most commonly associated with a community bank and delivers products and services that are comparable to those of our largest competitors. Each of our banking offices has a manager whose knowledge of his or her market region, presence in the community and ability to make prompt credit decisions strengthens our ability to develop local relationships. We typically render loan decisions in a customer-sensitive timeframe by utilizing a one-up signature loan approval system that expedites our decision procedures. Localized decision making and personalized customer service form the core of our relationship banking strategy and we plan to maintain this approach as we continue to grow in both our existing markets and additional markets.

■

Grow organically in our existing markets.  We believe there is a large customer base in our market that may be dissatisfied with the service of the larger regional and super-regional banks and prefers doing business with a local institution. By providing our customers with personalized service and products comparable to the larger banks, we expect to continue our strong growth, all of which has been organic. We believe the success of our strategy is evidenced by the growth of our core deposits, defined as total deposits less time deposits of $100,000 or more, to approximately $337.0 million at March 31, 2008 from approximately $123.5 million at December 31, 2002, and net loans, which increased to approximately $411.4 million at March 31, 2008 from approximately $131.4 million at December 31, 2002.

■

Continue our financial discipline and focus on asset quality.  We believe our success as a banking organization depends on a disciplined approach to originating loans and monitoring the performance of our loan portfolio. Despite our growth, we have consistently maintained strong asset quality. We believe our strong asset quality is the result of conservative underwriting standards, experienced loan officers and the strength of the local economies in which we operate. We have not engaged in extending credit to customers categorized as “sub-prime” borrowers. At March 31, 2008, our non-performing assets as a percentage of total assets were 0.82%, and our ratio of net charge-offs to average loans (annualized) was 0.06%. Our year-end net charge-offs to average loans have not exceeded 0.38% in any of the past five years.

■

Diversify non-interest income.  We expect to achieve a significant contribution to earnings from non-interest income sources. In late 2007, we launched Carolina Bank Wholesale Mortgage to originate residential loans through brokers and banks and sell them at a profit to institutional investors in the secondary market. Income is recognized when loans are originated, or on a mark-to-market basis, since a commitment to sell loans is generally consummated when a commitment to originate them is made, thereby eliminating most of the market risk. We recently added a new Federal Housing Administration/Veterans Administration underwriter to this division, which will allow us to originate loans in the growing government mortgage market. Our non-interest income represented 19.4% of our total revenue at March 31, 2008 and 10.9% of our total revenue for the year ended December 31, 2007. We believe the profitability of this added business line, not just the revenue generated, will contribute to our success.

■

Continue to utilize the knowledge and skills of our strong management team and employees.  We deliver our products and services first and foremost through old-fashioned, person-to-person customer service. Our commitment to customer service and local loan decision-making authority has allowed us to attract and retain customer-focused employees with extensive knowledge of, and experience in, our market area. Since inception, we have experienced very low employee turnover and virtually no turnover in key positions. We believe that our employees provide customer service at a level unmatched by any other bank in our market area. In addition, our executive management team has over 100 collective years of banking experience, including our president and chief executive officer who has been with us since our inception over eleven years ago, our chief financial officer who has been with us seven years, our senior lending officer who has been with us ten years, and our chief credit officer who has been with us four years.

■

Provide state-of-the art technology.  We provide the latest technology in the banking industry and offer competitive products and services tailored to meet the needs of our customers, including: sweep accounts; zero balance accounts; SmartChoice, our credit/debit card rewards program; and PositivePay, our new cash management and anti-fraud product for businesses. While we believe our focused and consistent customer service has always set us apart, we also leverage modern technology to offer additional delivery channels, including SmartBanker II, our internet account management platform, and SmartCapture, our remote deposit imaging system. We believe this strategy has enabled us to consistently capture market share at the expense of our in-market competitors, including larger regional and super-regional banks.

Recent Developments

On April 22, 2008, we reported first quarter diluted earnings per share of $0.21 for both the three months ended March 31, 2008 and the three months ended March 31, 2007. Per share results reflect the impact of the six-for-five stock split in 2007. Performance reflected continued strong growth in loans and deposits and improvement in asset quality for the most recent quarter.

Non-performing assets were $4.3 million, or 0.82%, of assets at March 31, 2008 and $4.5 million, or 0.91%, of assets at December 31, 2007, compared with $2.4 million, or 0.55%, of assets at March 31, 2007. The bank had net charge-offs of $67,000, or 0.06%, annualized, of average loans in the first quarter of 2008 compared to $141,000, or 0.17%, annualized, of average loans in the first quarter of 2007. The allowance for loan losses was 1.13% of gross loans and 126.51% of non-performing loans at March 31, 2008.

At March 31, 2008, we had consolidated total assets of $524.2 million, an increase of $85.5 million, or 19.5%, over the past year. Net loans increased $83.3 million, or 25.4%, over the prior year reaching $411.4 million and grew $15.2 million, or 3.8%, during the three months ended March 31, 2008. Deposits were $437.7 million, up $45.8 million, or 11.7%, from a year ago. Shareholders’ equity was $30.5 million.

Lending Activities

General.  We provide a wide range of short- and medium-term commercial, mortgage, construction and personal loans, both secured and unsecured, including revolving lines of credit to both commercial and individual borrowers. We make residential mortgage loans that we either retain in our portfolio or sell directly to investors. In general, our loans are secured by property in our local market area, with sufficient equity provided by the borrowers, and terms structured to match the purpose of the proceeds and the frequency of the primary source of repayment of the borrowers. Of our loan products, we have tended to focus more on commercial lending to operating companies and mortgage loans to income producing businesses. We are primarily a secured lender, with over 83.3% of our portfolio secured by real estate. Our basic lending philosophy is to underwrite credits where we rely on repayment from operations rather than the sale of the collateral. Accordingly, management views collateral as a secondary or tertiary source of repayment. We have traditionally carried a large percentage of variable rate loans in our portfolio. Variable rate loans accounted for 70.3% of our loan balances outstanding at March 31, 2008 while fixed rate loans accounted for 29.7% of the balances.

Our loan policies and procedures establish the basic guidelines governing our lending operations. Generally, these guidelines address the types of loans that we seek, target markets, underwriting and collateral requirements, terms, interest rate and yield considerations and compliance with laws and regulations. All loans or credit lines are subject to approval procedures and amount limitations. These limitations apply to the borrower’s total outstanding indebtedness to us, including the indebtedness of any guarantor. The policies are periodically reviewed and approved by our board of directors. We supplement our own supervision of the loan underwriting and approval process with periodic loan audits by internal personnel and outside professional consultants experienced in loan review work.

Commercial Real Estate Loans.  We originate and maintain a significant amount of commercial real estate loans. Aggregate commercial real estate loan balances outstanding at March 31, 2008 equaled $180.4 million. Loan amounts range from below $100,000 to projects over $4.0 million. This lending involves loans secured by multifamily residential units, income-producing properties and owner-occupied commercial properties. Loan amounts generally conform to the regulatory loan to value guidelines and amortizations match the economic life of the collateral.

Loans secured by income-producing properties generally contain more risk than owner-occupied real estate, including one-to-four family residences. We normally view real estate as the secondary source of repayment; however, an income-producing property’s value is reliant on the cash flow it generates. We perform an analysis of the cash flow generated by a project or underlying business to determine if net operating income for such project exceeds 1.2 times the debt payments.

Construction Loans.  Another primary lending focus for us is construction and development lending. The balances of construction loans outstanding at March 31, 2008 totaled $85.8 million. Loan amounts for these types of loans range from $100,000 to over $5.0 million with the vast majority of our construction loans averaging between $500,000 and $1.5 million. We originate one-to-four family residential construction loans for the construction of custom homes and provide financing to builders and consumers for the construction of new homes. While we finance non-presold homes, we place restrictions on the aggregate number and dollar amounts of such loans to any one builder or development. Our construction borrowers are typically local, well-established builders and not large, national tract builders. These builders have demonstrated a favorable record of performance, profitability and adequate levels of liquidity. We limit risk through established underwriting guidelines to determine the level of exposure for each builder and limit the risk on individual projects through an inspection process. We also finance small tract developments and subdivisions. We manage this risk by requiring upfront equity from the borrower of at least 25.0% and aggressive repayment of the loans through higher than normal lot release requirements. Development loan amounts are limited through the use of multi-phase developments. We require personal guarantees of principal with all construction loans.

Commercial Loans.  Commercial business lending is another focus of our lending activities. At March 31, 2008, our commercial loan portfolio totaled $64.7 million. Commercial loans include secured loans for working capital, expansion and other business purposes. Short-term working capital loans generally are secured by accounts receivable, inventory and/or equipment. Our underwriting for operating loans focuses primarily on the conversion of the borrower’s working capital assets to cash and secondarily on the cash flow generated from operations. Loan amounts are determined through industry-accepted margins on the borrower’s working capital assets and the length of payment recovery in the borrower’s business cycle. We require personal guarantees and secondary sources of repayment for commercial loans, primarily equity in local real estate.

We also finance the intermediate assets of most businesses. Terms for loans of this nature are matched with the useful economic life of the asset. Advance rates are based on industry accepted collateral margins and are normally 50.0% to 75.0% of purchase cost or appraised value.

Residential Real Estate Loans and Home Equity Lines of Credit.  We make residential real estate loans to borrowers to purchase and refinance one-to-four family properties. We provide customers access to long-term conventional real estate loans by underwriting loans for sale to unaffiliated third party brokers in the secondary market. We receive fees in connection with the origination of mortgage loans, with such fees aggregating $86,000 for the three months ended March 31, 2008 and $283,000 for the year ended December 31, 2007. In addition to non-interest income generated by the origination of mortgage loans, we believe that offering such loans allows us to serve the convenience and needs of our customers while also affording an opportunity to cross-market our other loan and deposit products. We anticipate that we will continue to be an active originator of mortgage loans and only hold for our own account a small number of well-collateralized, non-conforming residential loans. At March 31, 2008, such residential loans held in our portfolio totaled $39.0 million.

We also originate home equity loans, second mortgages and lines of credit for our own portfolio. At March 31, 2008, home equity loans, second mortgages and lines of credit totaled $41.7 million and comprised approximately 10.0% of our loan portfolio.

Loans to Individuals.  Our loans to individuals include loans secured by titled automobiles, equipment and miscellaneous secured and unsecured personal loans. At March 31, 2008, our consumer loan portfolio totaled $2.9 million. In underwriting such loans, we focus on the borrower’s credit history and ability to repay the loan. In most cases, we calculate a borrower’s repayment ability through gross debt to income benchmarks, normally between 36.0 – 40.0%, with some business owners’ repayment ability calculated through a tax return-based global cash flow analysis. Default rates are higher in these categories, and we are diligent in valuing highly depreciable collateral such as automobiles and equipment. We structure the loan terms to match the purpose of the loan and advance on industry accepted margins for the collateral securing the loan.

Loan Approvals.  Certain credit risks are inherent in making loans. These risks include prepayment risks, risks resulting from uncertainties in the future value of collateral, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual borrowers. We attempt to mitigate repayment risks by adhering to internal credit limits, a multi-layered approval process for larger loans, documentation examination, and follow-up procedures for any exceptions to credit policies. Our loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds an individual officer’s lending authority, we employ a formalized consensus building process, with our market executives generally having loan authority of $500,000, our senior loan officer having a loan authority of $1.0 million and our chief credit officer having a loan authority of $2.0 million. Our chief executive officer has a loan authority for credits up to $3.0 million and our chief executive officer and chief credit officer may combine to approve credits up to $4.0 million. Any loan request exceeding $4.0 million on an aggregate basis requires approval of the senior loan committee.

Credit Administration and Loan Review.  We emphasize a strong credit culture based on traditional credit measures and our knowledge of our markets through experienced relationship managers. We maintain a continuous internal loan review system and engage an independent consultant on an annual basis to review loan files on a test basis and assess our loan grading. Our policy requires credit review, both internal and external, of the bank’s loan portfolio. However, each loan officer is responsible for every loan he or she makes, regardless of whether other individuals or committees joined in the approval process. This responsibility continues until the loan is repaid or until the loan is officially assigned to another loan officer.

Our dedication to a strong credit culture is based on strict monitoring, establishing performance goals and rewarding performance through an incentive program. Our credit administration, credit review and loan operation systems focus on approving sound credits while meeting numerous regulatory requirements, including compliance regulations. We establish performance benchmarks in the areas of non-performing assets, charge-offs, past dues, and exceptions to policy. The compensation of our loan officers is dependent in part on the asset quality of their loan portfolios. We adopted an incentive plan under which our loan officers are eligible to receive cash bonuses for achieving goals relating to, among other things, loan production and maintenance of minimum quality levels for the officer’s loan portfolios.

Lending Limits.  Our lending activities are subject to a variety of lending limits imposed by federal law. In general, the bank is subject to a legal limit on loans to a single borrower equal to 15.0% of the bank’s capital and unimpaired surplus. Based upon the capitalization of the bank at March 31, 2008, Carolina Bank’s legal lending limit was approximately $6.7 million.

Loan Participations.  From time to time we purchase and sell loan participations to or from other banks within and outside our market area. The sale of participations in larger loans to other financial institutions allows us to manage the risk involved in these credits while meeting the lending needs of customers that require extensions of credit in excess of our legal lending limits. Any loan participations purchased have been underwritten using our standard and customary underwriting criteria.

Credit Cards.  We offer credit cards on an agency basis as an accommodation to our customers.

Non-performing Assets

Our financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on loans, unless a loan is placed on nonaccrual basis. Loans are accounted for on a nonaccrual basis when there are serious doubts about the collectability of principal or interest. In general, a loan is placed on nonaccrual status when the loan becomes 90 days past due. Loans are also placed on nonaccrual status in cases where there is uncertainty as to whether the borrower can satisfy the contractual terms of the loan agreement. Amounts received on nonaccrual loans generally are applied first to principal and then to interest only after all principal has been collected. Restructured loans are those for which concessions, including the reduction of interest rates below a rate otherwise available to that borrower or the deferral of interest or principal, have been granted due to the borrower’s weakened financial condition. Interest on restructured loans is accrued at the restructured rates when it is anticipated that no loss of original principal will occur.

At March 31, 2008, we had $3.7 million in nonaccrual loans. Interest foregone on nonaccrual loans was approximately $110,000 for the three months ended March 31, 2008 and $316,000 for the year ended December 31, 2007.

Analysis of Allowance for Loan Losses

The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. The allowance for loan losses is increased by provisions charged to operations and by recoveries of amounts previously charged off, and reduced by loans charged off. The adequacy of the allowance is evaluated at least quarterly. In evaluating the adequacy of the allowance, the growth, composition and industry diversification of the portfolio, historical loan loss experience, current delinquency levels, adverse situations that may affect a borrower’s ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other relevant factors from our history of operations are all considered. Because of our limited history, the loss experience and allowance levels of other similar banks and the historical experience encountered by management and senior lending officers prior to joining our organization are also considered. In addition, regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require additions for estimated losses based upon judgments different than ours.

We use a risk grading program to facilitate the evaluation of probable inherent loan losses and the adequacy of the allowance for loan losses. In this program, risk grades are initially assigned by loan officers, reviewed by our credit policy officer, and reviewed by an independent third-party contractor. We strive to maintain the loan portfolio in accordance with conservative loan underwriting policies that result in loans specifically tailored to the needs of our market. Every effort is made to identify and minimize the credit risks associated with such lending strategies. We have no foreign loans and do not engage in highly leveraged transactions.

We follow a loan review program designed to evaluate the credit risk in the loan portfolio. Through this loan review process, an internally classified watch list that helps us assess the overall quality of the loan portfolio and the adequacy of the allowance for loan losses is maintained. In establishing the appropriate classification for specific assets, we consider, among other factors, the estimated value of the underlying collateral, the borrower’s ability to repay, the borrower’s payment history and the current delinquent status. As a result of this process, certain loans are categorized as substandard, doubtful or loss, and reserves are allocated based on our judgment and past experience.

Loans classified as “substandard” are those loans with clear and defined weaknesses such as unfavorable financial ratios, uncertain repayment sources or poor financial condition that may jeopardize the liquidation of the debt. They are characterized by the distinct possibility that we will sustain some losses if the deficiencies are not corrected. Loans classified as “doubtful” are those loans that have characteristics similar to substandard loans but with an increased risk that collection or liquidation in full is highly questionable and improbable. Loans classified as “loss” are considered uncollectible and of such little value that their continuance as assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value but rather it is not practical or desirable to defer writing off this asset even though partial recovery may be achieved in the future. As a practical matter, when loans are identified as loss they are charged off against the allowance for loan losses. In addition to the above classification categories, loans are also categorized based upon risk grade and loan type, assigning an allowance allocation based upon each category.

The allowance for loan losses represents our estimate of an amount adequate to provide for known and inherent losses in the loan portfolio in the normal course of business. Specific allowances are made that are allocated to certain individual loans and pools of loans based on risk characteristics. While we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established the allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing the portfolio, will not require an increase in the allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed herein. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Investment Activities

Our portfolio of investment securities, all of which are available for sale, consists of U.S. government agency securities, mortgage-backed securities and other securities.

Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at fair value with any unrealized gains or losses reflected as an adjustment to shareholders’ equity. Securities held for indefinite periods of time include securities that we intend to use as part of our asset/liability management strategy and that may be sold in response to changes in interest rates and/or significant prepayment.

Deposit Activities

We provide a range of deposit services, including non-interest bearing checking accounts, interest bearing checking and savings accounts, money market accounts and certificates of deposit. These accounts generally earn interest at rates established by us based on competitive market factors and the desire to increase or decrease certain types or maturities of deposits.

We periodically use brokered deposits as consistent with asset and liability management policies. At March 31, 2008, we had approximately $39.9 million in time deposits from other depository institutions, $18.1 million in brokered deposits and $6.1 million in public fund deposits. Public fund deposits are collateralized by securities.

We offer a variety of deposit programs to individuals and small- and medium-size businesses and other organizations at interest rates generally competitive with local market conditions. For some of our corporate customers who require such a service, we provide a courier service for non-cash deposit pickup. The following table sets forth the average balances and rates for each of the deposit categories for the periods indicated:

	Three Months Ended March 31, 2008		Year Ended December 31,
			2007		2006
	Average		Average		Average
Deposit Type	Balance	Rate	Balance	Rate	Balance	Rate
	(Dollars in thousands)
Interest-bearing checking, money market savings	$164,301	3.00%	$163,204	4.18%	$149,489	4.18%
Time of less than $100,000	131,552	4.74%	98,308	5.04%	75,561	4.37%
Time of $100,000 or more	106,122	4.89%	100,288	5.11%	75,847	4.53%

Total interest-bearing deposits	401,975	4.06%	361,800	4.67%	300,897	4.32%
Demand and other non-interest-bearing	28,806	0.00%	29,314	0.00%	26,493	0.00%

Total average deposits	$430,781	3.79%	$391,114	4.32%	$327,390	3.97%

Borrowings

As an additional source of funding, we use advances from the Federal Home Loan Bank of Atlanta.

The following table summarizes balance and rate information for our borrowings at the dates and for the periods indicated:

	At and for the Three Months Ended March 31, 2008	At and for the Year Ended December 31,
		2007	2006
	(Dollars in thousands)
Amounts outstanding at end of period
Advances for the Federal Home Loan Bank:
Amount	$36,574	$31,581	$8,908
Weighted average rate	2.66%	4.62%	5.28%

Maximum amount outstanding at any month-end:
Advances from the Federal Home Loan Bank	$36,577	$31,581	$21,294

Averages during the period:
Advances from the Federal Home Loan Bank
Average balance	$33,555	$13,337	$16,401
Weighted average rate	3.80%	5.17%	5.00%

Pursuant to collateral agreements with the Federal Home Loan Bank, advances are secured by a blanket lien on our residential loan portfolio.

We also have available lines of credit totaling $18.7 million from correspondent banks, of which $2.6 million was outstanding at March 31, 2008.

Banking Technology

We provide the latest technology in the banking industry and offer competitive products and services tailored to meet the needs of our customers, including: sweep accounts; zero balance accounts; SmartChoice, our credit/debit card rewards program; and PositivePay, our new cash management and anti-fraud product for businesses. While we believe our focused and consistent customer service has always set us apart, we also leverage modern technology to offer additional delivery channels, including SmartBanker II, our internet account management platform, and SmartCapture, our remote deposit imaging system. We believe this strategy has enabled us to consistently capture market share at the expense of our in-market competitors, including larger regional and super-regional banks.

Competition

Commercial banking in North Carolina is extremely competitive, and data provided by the FDIC Deposit Market Share Report indicated that within our market area, at June 30, 2007, there were 26 different commercial and savings institutions operating a total of 142 branches in Guilford County, 16 different commercial and savings institutions operating a total of 45 branches in Randolph County, and 16 different commercial and savings institutions operating a total of 50 branches in Alamance County, and 19 different commercial and savings institutions operating a total of 105 branches in Forsyth County. We compete in our market area with large regional and national banking organizations, other federally and state chartered financial institutions such as savings and loan institutions and credit unions, consumer finance companies, mortgage companies and other lenders engaged in the business of extending credit. Many of our competitors have broader geographic markets and higher lending limits than we do and are also able to provide more services and make greater use of media advertising. All of the markets in which we have a banking office are also served by branches of the largest banks in North Carolina, some of which are among the largest institutions in the United States.

The enactment of legislation authorizing interstate banking has led to increases in the size and financial resources of some of our competitors. In addition, as a result of interstate banking, out-of-state commercial banks have acquired North Carolina banks and heightened the competition among banks in North Carolina.

Despite the competition in our market area, we believe that we have certain competitive advantages that distinguish us from our competition. One of our principal advantages is our local decision-making process as opposed to electronic, remote or out-of-market decisions. We believe that our primary competitive advantages are our bankers, each of whom is well known in his or her community with strong personal and business ties to that community and a loyal customer following. We offer customers modern banking services without forsaking community values such as prompt, personal service and friendliness. We offer many personalized services and attract customers by being responsive and sensitive to their individualized needs. We believe our approach to business builds goodwill among our customers, shareholders, and the communities we serve that results in referrals from shareholders and satisfied customers. We also rely on traditional marketing to attract new customers. To enhance a positive image in the community, we support and participate in local events and our officers and directors are active in supporting local civic and charitable organizations.

Trust Preferred Securities

On December 29, 2004, we privately issued $10.0 million aggregate liquidation amount of floating rate trust preferred securities through Carolina Capital Trust, which was formed for the sole purpose of issuing the securities. The principal reason for issuing these securities was that the proceeds from the sale of the trust preferred securities qualify as Tier 1 capital for regulatory capital purposes (subject to certain limitations), thereby enabling us to enhance our regulatory capital positions without diluting the ownership of our shareholders. Based on current Federal Reserve Board guidelines, all of the proceeds from our issuance of trust preferred securities qualified as Tier 1 capital at March 31, 2008.

Dividends paid to holders of the trust preferred securities are recorded as interest expense and are deductible for income tax purposes. The trust preferred securities are redeemable on or after January 7, 2010. We have fully and unconditionally guaranteed the trust preferred securities through the combined operation of an indenture, a guarantee agreement and other related documents.

Our obligation under the guarantee is unsecured and subordinate to senior and subordinated indebtedness, but is senior to our common stock.

Properties

The following table sets forth the location of our main banking office, banking offices and operations center, as well as certain information relating to these facilities.

Office	Address	Year Opened	Approximate Square Footage	Owned or Leased
Corporate Office(1)	528 College Road Greensboro, NC	2005	9,874	Owned

Lawndale Banking Office	2604 Lawndale Drive Greensboro, NC	2000	12,000	Owned

Friendly Center Banking Office	3124 West Friendly Avenue Greensboro, NC	1996	5,300	Leased

Jefferson Village Banking Office	1601 Highwoods Boulevard Greensboro, NC	2001	3,000	Owned

Asheboro Banking Office	335 S. Fayetteville Street Asheboro, NC	2003	5,800	Owned

High Point Banking Office	4010 Brian Jordan Place High Point, NC	2007	4,500	Owned

Burlington Banking Office	3214 South Church Street Burlington, NC	2007	5,800	Owned

New Corporate Headquarters and Main Banking Office(2)	101 N. Spring Street Greensboro, NC	2008	40,000	Building Owned Land Leased

Winston-Salem Loan Production Office	1590 Westbrook Plaza Drive Suite 103 Winston-Salem, NC	2008	1,500	Leased

(1)	Has been listed for sale and will be vacated upon completion of new corporate headquarters.

(2)	Currently under construction and scheduled to open during 2008.

We believe that all of our properties are maintained in good operating condition and are suitable and adequate for our operational needs.

Employees

At March 31, 2008, we had 96 full-time employees and one part-time employee for a total of 97 full-time equivalent employees. None of our employees are covered by a collective bargaining agreement, and we consider relations with our employees to be good.

Litigation

As of the date of this prospectus, we are not aware of any threatened or pending legal proceedings against the company or its subsidiary bank.

MANAGEMENT

Directors

The following individuals serve as members of our board of directors:

Name and Age	Position(s) Held	Director Since(1)	Term Expires	Principal Occupation and Business Experience During the Past 5 Years
J. Alexander S. Barrett (51)	Director	2004	2011	Partner, Hagan Davis Mangum Barrett Langley & Hale PLLC, Greensboro, NC (practicing in the areas of complex business and commercial litigation and employment law); formerly Partner, Nexsen Pruet Adams Kleemeier, PLLC, Charlotte and Greensboro, NC

Robert T. Braswell (56)	President, CEO and Director	1996	2010	President and Chief Executive Officer of Carolina Bank Holdings, Inc. and Carolina Bank

Gary N. Brown (63)	Vice Chairman	1996	2010	President, Gary Brown Associates, Inc. (computer consulting), Summerfield, NC

George E. Carr (65)	Director	2000	2011	President, Beacon Management, Inc. (developer of low to moderate income, multifamily homes), Greensboro, NC

John D. Cornet (61)	Chairman of the Board	1996	2010	President, JDC Associates LLC (management consulting firm), Greensboro, NC

James E. Hooper (50)	Director	2000	2010	President and CEO, Staunton Capital, Inc. (manufacturing firm), Greensboro, NC

Kenneth C. Mayer, Jr. (49)	Director	2003	2011	Principal, Moser Mayer Phoenix Associates, P.A. (architecture, engineering, interior design and site services firm), Greensboro and Charlotte, NC

T. Gray McCaskill (50)	Director	2003	2009	President and Owner, Senn, Dunn, Marsh & Roland, Insurors, Greensboro, NC

D. Wayne Thomas (54)	Director	2007	2009	President and Owner, Wayne Thomas Chevrolet Cadillac (automobile dealership), Asheboro, NC

(1)	Includes prior service as a director of the bank, as applicable.

Director Independence

With the exception of Messrs. Braswell and Mayer, each member of our board of directors is “independent” as defined by Nasdaq listing standards and the regulations promulgated under the Securities Exchange Act of 1934. In making this determination, the board of directors considered all insider transactions with directors for the provision of goods or services to the bank. All such transactions were conducted at arm’s length upon terms no less favorable than those that would be available from an independent third party.

Moser Mayer Phoenix Associates, P.A., a related interest of director Kenneth C. Mayer, Jr., provided architectural and branch site evaluation services for two new banking offices, including the bank’s new main banking office, currently under construction in downtown Greensboro. Moser Mayer Phoenix Associates, P.A. was paid $219,331 in 2007 in connection with the provision of these services. We believe that such services were provided at or below the fair market rates that would be available from an independent third party, and the agreements for such services were subject to prior approval by the board of directors.

Director Relationships

No director serving on our board of directors is a director of any other company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940.

Committees of the Board of Directors

Our board of directors has several standing committees, including an executive committee, an audit committee, a loan committee and a governance committee.

Executive Committee.  Except as may be limited by North Carolina law, the executive committee is empowered to act for the entire board of directors during intervals between board meetings. The members of the executive committee are Messrs. Cornet, Brown, Braswell and Hooper.

Audit Committee.  The members of the audit committee are currently Messrs. Brown and Hooper. We anticipate adding new members as a result of vacancies created by the recent retirements of former board members. The audit committee has in place pre-approval policies and procedures that involve an assessment of the performance and independence of our independent auditors, an evaluation of any conflicts of interest that may impair the independence of the independent auditors and pre-approval of an engagement letter that outlines all services to be rendered by the independent auditors. The audit committee has adopted a formal written charter, which is reviewed annually for adequacy.

Our common stock is listed on the Nasdaq Capital Market, but have applied to have our common stock listed on the Nasdaq Global Market. The members of the audit committee meet the requirements of the Nasdaq Global Market and are “independent” and “financially literate” as defined by Nasdaq’s applicable listing standards. The board of directors has determined that James E. Hooper, a member of the audit committee, meets the requirements adopted by the SEC for qualification as an “audit committee financial expert.” An audit committee financial expert is defined as a person who has the following attributes: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of GAAP in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing, auditing, analyzing or evaluating financial statements that are of the same level of complexity that can be expected in the company’s financial statements, or experience supervising people engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions.

Loan Committee.  The members of the loan committee are Messrs. Braswell, Carr, McCaskill and Thomas. The loan committee is responsible for assisting the board of directors and management in establishing loan policy, oversight of quality and productivity of the loan portfolio and for approving or disapproving loans exceeding the limits of individual loan officers or the officer loan committee. The loan committee is required by charter to consist of the president and chief executive officer and a minimum of three independent directors.

Governance Committee.  The members of the governance committee are Messrs. Barrett, Brown and Cornet. The governance committee is responsible for developing and maintaining the corporate governance policy. The governance committee also performs the duties of a nominating committee and compensation committee. The governance committee has adopted a formal written charter, which is reviewed annually for adequacy. The members of the governance committee are “independent” as defined by Nasdaq listing standards and applicable rules promulgated under the Exchange Act. The governance committee meets on an as needed basis to review the salaries and compensation programs required to attract and retain the company’s executive officers. While the committee makes recommendations to the board of directors regarding the compensation of the executive officers, the board of directors ultimately determines such compensation. The salary of each of our executive officers is determined based upon the executive officer’s experience, managerial effectiveness, contribution to our overall profitability, maintenance of regulatory compliance standards and professional leadership. The governance committee also compares the compensation of our executive officers with compensation paid to executives of similarly situated bank holding companies, other businesses in our market area and appropriate state and national salary data. All of our executive officers, including Mr. Braswell, are eligible to receive discretionary bonuses declared by the board of directors. The amount of such bonuses and incentive payments is based upon the company’s budget and the attainment of corporate goals and objectives. Finally, the interests of our executive officers are aligned with those of our shareholders through the use of equity-based compensation, specifically the grant of stock options with exercise prices equal to the fair market value of our common stock at the time the options are granted.

Our bylaws permit any shareholder entitled to vote at an annual meeting to nominate candidates for election to the board of directors at such meeting. Any shareholder nominations must be submitted in writing at least 120 days prior to the meeting of shareholders at which the nominee is to stand for election to the board of directors. It is the policy of the governance committee to consider all shareholder nominations.

Director Compensation

During 2007, each non-employee director was paid a fee of $500 for each board of directors meeting attended. The chairman of the board of directors received an additional monthly retainer of $1,000 and the chairman of the audit committee received an additional monthly retainer of $500. Directors also received meeting fees of $300 per committee meeting attended. Directors’ fees are eligible for the company’s directors’ deferral plan, which invests such deferred compensation in shares of our common stock. We match 25.0% of meeting attendance, and monthly retainer fees for the chairman of the board of directors, deferred by directors under the directors’ deferral plan. Fees associated with meetings of committees of the board of directors were not matched during 2007.

Effective January 1, 2008, each non-employee director is now paid a fee of $1,000 for each board of directors meeting attended. The chairman of the board of directors receives an additional monthly retainer of $2,000 and the chairman of the audit committee receives an additional monthly retainer of $1,000. Directors also receive meeting fees of $600 per committee meeting attended. All such fees are eligible for our directors’ deferral plan.

The following table presents a summary of all compensation paid by the company to our directors for their service as such during the year ended December 31, 2007:

	Director Compensation Table
Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards(1)	All Other Compensation(3)	Total
J. Alexander S. Barrett	$6,500	–	–	$1,250	$7,750
Robert T. Braswell(2)	–	–	–	–	–
Gary N. Brown	10,700	–	–	1,625	12,325
George E. Carr	6,700	–	–	1,375	8,075
Marlene H. Cato(4)	7,500	–	–	1,500	9,000
John D. Cornet	21,200	–	–	4,625	25,825
James E. Hooper	17,900	–	–	1,625	19,525
T. Gray McCaskill	7,200	–	–	1,500	8,700
Kenneth C. Mayer, Jr.	6,100	–	–	1,375	7,475
D. Wayne Thomas	3,600	–	–	750	4,350
Julius L. Young, Jr.(5)	7,200	–	–	1,500	8,700

(1)	At December 31, 2007, the following option awards were outstanding: Mr. Braswell – 76,615 shares; Mr. Brown – 6,134 shares; Mr. Carr – 5,257 shares; Ms. Cato – 1,753 shares; and Mr. Cornet – 7,712 shares.

(2)	Compensation paid to Mr. Braswell in connection with his service as president and chief executive officer of the company and the bank is presented in the Summary Compensation table presented on page 56.

(3)	Consists of a 25.0% premium in connection with the conversion of certain directors’ fees paid in cash into shares of the company’s common stock.

(4)	Ms. Cato’s term of office as a member of the board of directors ended on April 15, 2008.

(5)	Mr. Young resigned from the board of directors effective April 15, 2008.

1997 Non-qualified Stock Option Plan for Directors

Our 1997 Non-Qualified Stock Option Plan for directors provided for the issuance of up to 135,420 shares (amount adjusted for 10.0% stock dividends in 2000 and 2001 and 20.0% stock dividends in 2004, 2005 and 2007) of our common stock upon the exercise of options granted under the plan. All options under the Non-Qualified Stock Option Plan were granted prior to 2007 and there were no stock options granted to members of the company’s board of directors during 2007. No further options to purchase shares of our common stock may be granted pursuant to the 1997 Non-Qualified Stock Option Plan.

Director Retirement Agreements

In 2008, we entered into director retirement agreements with certain of our non-employee directors, including Messrs. Barrett, Brown, Carr, Cornet, Hooper, Mayer, McCaskill and Thomas. The director retirement agreements are intended to encourage existing directors to remain directors of the bank, assuring the bank that it will have the benefit of the directors’ experience and guidance in the years ahead. The director retirement agreements provide for a $10,000 annual benefit. The benefit is payable for ten years beginning with the month immediately after the month in which the director reaches age 70. If a director’s service terminates before age 70 for reasons other than death, disability, or termination for cause, beginning with the month immediately after the month in which the director reaches age 70, he or she will receive, over a ten-year period, a payment based upon the retirement-liability balance accrued by the bank at the end of the month before the month in which the director’s service terminates. Likewise, if a director’s service terminates because of disability before age 70, beginning with the month immediately after the month in which the director reaches age 70, he or she will receive, over a ten-year period, a payment based upon the retirement-liability balance accrued by the bank at the end of the month before the month in which the director’s service terminates. If a change-in-control of the company occurs both before the director reaches age 70 and before the director’s service terminates, then the director will receive a lump-sum payment equal to the retirement-liability balance accrued by the bank on the date of the change-in-control. For this purpose, the term “change-in-control” means a change-in-control as defined in Internal Revenue Code Section 409A and Internal Revenue Service regulations implementing Section 409A. After a director’s death, an amount equal to the retirement-liability balance on the date of the director’s death will be paid to his or her beneficiary in a single lump sum. A director will forfeit all benefits under the director retirement agreement if he is not nominated for re-election because of the director’s gross negligence or gross neglect of duties, commission of a felony or misdemeanor involving moral turpitude, acts of fraud, disloyalty, or willful violation of any law or significant bank policy, a breach of the director’s fiduciary duties for personal profit, or if the director is removed by order of the FDIC. The bank has also agreed to pay legal fees incurred by the director if his director retirement agreement is challenged following a change-in-control, up to a maximum of $125,000 for each director.

Directors’ Deferral Plan

Effective March 10, 2003, directors of the bank may defer the payment of annual fees, meeting fees, committee fees, and/or retainers pursuant to the bank’s directors’ deferral plan. Messrs. Barrett, Brown, Carr, Cornet, Hooper, Mayer, McCaskill, Thomas and Young currently participate in the directors’ deferral plan. Each director may elect to defer up to 100% of his or her compensation from retainers and meeting fees. The bank makes a matching contribution equal to 25% of the director’s compensation deferred under the plan. The deferred fees are converted into a number of shares of the company’s common stock with a fair market value equal to the value of the fees deferred, and the number of shares is then credited to the director’s account. A director is 100% vested in the director’s account and in the bank’s contributions at all times. The bank uses a Rabbi Trust to hold the company’s common stock to satisfy the bank’s obligations under the directors’ deferral plan, and the directors are general creditors of the bank in the event the bank becomes insolvent. Upon termination of service as a director or in the event of death, shares of the company’s common stock will be distributed in a lump sum payment to the director or a designated beneficiary. In 2008, the bank amended the director deferral plan to ensure that benefits under the plan are paid in a manner and at a time that are consistent with Section 409A, a provision of the Internal Revenue Code governing non-qualified deferred compensation. Internal Revenue Code Section 409A affects non-qualified retirement plans and other deferred compensation arrangements by regulating election timing, distribution timing, and the ability to take accelerated payments under such plans. Internal Revenue Code Section 409A provides that, unless certain requirements are met, amounts deferred under a non-qualified deferred compensation plan will be immediately includible in income and subject to an additional 20% excise tax.

Executive Officers

Set forth below is certain information regarding our executive officers.

Name	Age	Position	Business Experience
Robert T. Braswell	56	Director, President and Chief Executive Officer of the Company and the Bank	President and Chief Executive Officer of the Bank since June 1996

T. Allen Liles	55	Treasurer and Secretary of the Company; Executive Vice President, Chief Financial Officer and Secretary of the Bank	Executive Vice President, Chief Financial Officer and Secretary of the Bank since July 2001; Senior Vice President, Secretary, Treasurer and CFO of American National Bankshares, Inc., Danville, VA from January 1998 to July 2001

Gunnar N. R. Fromen	59	Executive Vice President and Senior Loan Officer of the Bank	Executive Vice President and Senior Loan Officer of the Bank since March 1998

Daniel D. Hornfeck	40	Executive Vice President and Chief Credit Officer of the Bank	Senior Vice President and Chief Credit Officer of the Bank since December 2003; Vice President and Risk Management Officer, Wachovia Bank, N.A. from June 1995 to December 2003

Executive Compensation

Employment Agreements.  In May 2008, the board of directors approved new employment agreements with Messrs. Robert T. Braswell, T. Allen Liles, Gunnar N.R. Fromen, and Daniel D. Hornfeck. The discussion that follows summarizes the terms of the new agreements.

The new agreements have three-year terms, extending annually for one additional year at each anniversary unless the board of directors determines not to extend the term. Establishing the terms and conditions of the employment relationship and the executives’ initial base salary, the employment agreements also grant miscellaneous fringe benefits such as use of an automobile (in the case of Mr. Braswell), payment of club dues (for Messrs. Braswell, Fromen and Liles), and reimbursement of reasonable business expenses. Base salary for 2008 is $260,000 for Mr. Braswell, $158,853 for Mr. Fromen, $156,346 for Mr. Liles, and $125,000 for Mr. Hornfeck.

The agreements are terminable by the company or the bank with or without cause and terminate automatically when the executive attains age 65. The agreements provide for severance benefits after involuntary termination without cause and after voluntary termination with good reason, as well as benefits that become payable after a change-in-control. Severance benefits are not payable for involuntary termination with cause or for voluntary termination without good reason. For termination because of death, the company and the bank would provide, without cost, continued health care coverage to the executive’s family for one year. For termination because of disability, the executive would be entitled to (x) base salary through the date on which termination becomes effective, any unpaid bonus or incentive compensation for the year before the year in which termination becomes effective, any payments the executive is entitled to under any disability insurance program in which the executive participates, and such other benefits to which he may be entitled under any other benefit arrangements of the company or the bank, and (y) continued medical and dental insurance coverage for up to three years. If the executive’s employment terminates involuntarily but without cause or voluntarily but with good reason, he will receive in a single lump sum in an amount in cash equal to two times his base salary, plus, for Mr. Braswell, any bonus earned by the executive or accrued on his behalf through the date employment termination becomes effective (including any amounts awarded but that have not vested when termination becomes effective) and a pro rata share of any bonus for the year in which termination becomes effective. Good reason for voluntary termination will exist if specified adverse changes in the executive’s employment circumstances occur without the executive’s consent, such as a material reduction in pay, benefits or responsibilities or a material change in the geographic location at which the executive must perform services for the company. Whether termination is involuntary but without cause or voluntary but with good reason, the executive also will continue to receive medical and dental insurance benefits for a period that may be as long as the remaining term of the employment agreement.

If a change-in-control occurs, each of Messrs. Braswell and Liles will be entitled to an undiscounted lump-sum cash payment equal to his annual compensation multiplied by three. The benefit is payable regardless of whether the executive’s employment terminates after the change-in-control, but it is payable on no more than one occasion. If Messrs. Braswell or Liles receive the change-in-control benefit, he would not later be entitled, at employment termination, to additional cash severance benefits. As of May 30, 2008, upon the occurrence of a change-in-control, the value of the lump sum payments that would have been payable to

Mr. Braswell and Mr. Liles would have been approximately $1,091,925 and $601,161, respectively. In contrast to the terms on which the change-in-control benefit would be payable to Messrs. Braswell and Liles, each of Messrs. Fromen and Hornfeck will be entitled to an undiscounted lump-sum cash payment equal to his annual compensation multiplied by three if and only if his employment is terminated involuntarily but without cause or voluntarily but with good reason within 24 months after a change-in-control occurs. As of May 30, 2008, upon the occurrence of a change-in-control followed by termination of employment, the value of the lump sum payment payable to Mr. Fromen would have been approximately $610,095 and the value of the lump sum payment payable to Mr. Hornfeck would have been $479,427, respectively. For the purpose of calculating change-in-control benefits under the employment agreements, the term annual compensation means the sum of (x) the executive’s base salary when the change-in-control occurred or on the date of the executive’s employment termination (whichever is greater) plus (y) any cash bonus or cash incentive compensation earned in the year preceding the change-in-control or the year preceding the executive’s employment termination (whichever is greater). After a change-in-control, each executive also will become fully vested in awards under any stock option, stock incentive, or other non-qualified plans, programs, or arrangements in which the executive participated if (x) the plan, program or arrangement does not address the effect of a change-in-control or termination after a change-in-control and (y) award vesting occurs automatically with the passage of time or years of service.

Additionally, the company and the bank have agreed to pay legal fees incurred by the executive if his employment agreement is challenged after a change-in-control, up to a maximum of $125,000.

If an executive’s aggregate change-in-control benefits (including severance benefits under employment agreements, change-in-control benefits payable under employment or salary continuation or other agreements, accelerated vesting of stock options or other equity-based awards, and any other form of change-in-control benefit) equal or exceed three times his five-year average taxable compensation, a 20% excise tax is imposed on the executive under Internal Revenue Code Section 4999 and the employer forfeits its compensation deduction pursuant to the related Section 280G of the Internal Revenue Code. If the 20% excise tax is imposed, it will be imposed on all change-in-control benefits exceeding the executive’s five-year average taxable compensation and the employer will forfeit the compensation deduction for those same benefit amounts. None of these employment agreements provide for a reduction of change-in-control benefits to avoid application of Sections 280G and 4999.

Salary Continuation and Endorsement Split Dollar Agreements.  The bank entered into a salary continuation agreement with one executive (Mr. Hornfeck) and amended salary continuation agreements with three executives (Messrs. Braswell, Liles and Fromen) in May 2008, and has endorsement split dollar agreements with two of these executives dating from 2003. The bank also intends in 2008 to amend its current salary continuation agreements with Messrs. Johnson and Kennedy, and enter into salary continuation agreements with Messrs. Harris and Strickland. Messrs. Harris, Johnson, Kennedy and Strickland are referred to as the “other senior executives.” These salary continuation agreements and 2003 endorsement split dollar agreements are summarized below.

Also referred to as “SERPs,” the salary continuation agreements promise a specified annual retirement benefit to each executive when he attains the normal retirement age of 65 or a reduced annual benefit if the executive’s employment terminates before age 65, whether termination occurs because of involuntary termination without cause, voluntary termination for any reason, or termination because of disability. An executive forfeits his SERP benefits if his employment terminates involuntarily for cause. Benefits for termination before age 65 are determined solely by the amount of the liability accrual balance maintained by the bank. The bank’s liability accrual balance increases incrementally each month so that the final liability accrual balance at the executive’s normal retirement age equals the then present value of the specified normal retirement benefit. If an executive’s employment terminates before the normal retirement age of 65, he will receive a reduced annual benefit that is based on the amount of the bank’s liability accrual balance when employment termination occurs. The reduced benefit would not be payable until the executive attains age 65. Annual SERP benefits are payable for 15 years. The annual normal retirement age benefits payable under the SERPs are $200,000 for Mr. Braswell, $125,000 for Messrs. Liles, Fromen, and Hornfeck, and $100,000 each for the four other senior executives.

The SERPs also provide for a lump-sum cash benefit payable after a change-in-control. In the case of each of Messrs. Braswell and Liles, the SERP lump-sum change-in-control benefit is payable regardless of whether his employment also terminates (but is payable on no more than one change-in-control occasion) and the benefit consists of the liability accrual balance projected to exist at normal retirement age. In the case of all other executives who are parties to SERPs, the lump-sum change-in-control benefit is equal to the SERP liability accrual balance existing if and when employment termination occurs within 24 months after the change-in-control. However, the benefit is not payable unless employment termination occurs involuntarily but without cause or voluntarily but with good reason within 24 months after a change-in-control. For this purpose, the term good reason is defined in the same manner as the term is defined in the new employment agreements. If a change-in-control occurs while the executive is receiving or is entitled at age 65 to receive retirement benefits under the SERP, the executive would instead receive an immediate lump-sum payment consisting of the liability accrual balance. Under the SERPs, the bank has agreed that each executive will be reimbursed for his legal expenses if his SERP is challenged after a change-in-control, up to $125,000 in the case of Messrs. Braswell, Liles, Fromen and Hornfeck, and up to $100,000 in the case of the four market executives. This promise is in addition to the similar legal fee reimbursement promise contained in the above-mentioned employment agreements.

Messrs. Braswell and Liles are also parties to split dollar agreements with the bank that were entered into in 2003, granting to these executives the right to designate the beneficiary of a portion of the death benefits payable under bank-owned insurance policies on their lives. The designated beneficiaries of Messrs. Braswell and Liles will be entitled to 80% of the net death benefit payable under the insurance policies, which is payable directly by the insurer to the designated beneficiary. The term net death benefit means the total life insurance policy death benefit proceeds minus the policy cash surrender value. The policy cash surrender value and the portion of the net death benefit not payable to the executive’s beneficiary are payable in their entirety to the bank. The Financial Accounting Standards Board clarified in late 2006 that a split dollar arrangement providing post-retirement death benefits requires the employer to recognize compensation expense during an employee’s working years to account for the split dollar insurance obligation, even though the split dollar benefit will ultimately be paid by the insurance company and not the employer. Because these split dollar arrangements provide for post-retirement death benefits payable to the designated beneficiaries of Messrs. Braswell and Liles, the bank recognizes compensation expense associated with this post-retirement split dollar insurance arrangement.

Bank-Owned Life Insurance.  Bank-owned life insurance or “BOLI” is an insurance company-issued product. The BOLI that has been purchased and which may be purchased by the bank is intended to earn sufficient income on the insurance policies’ cash surrender value such that this income might offset, at least to a certain extent, the financial obligation to pay retirement benefits to directors and the bank’s after-income tax expense of the accrual for certain benefits under the above-mentioned director retirement agreements and to executives under the above-mentioned salary continuation agreements.

The BOLI is also intended to increase the bank’s non-interest income in future operating periods. At March 31, 2008, the bank owned BOLI having an aggregate cash surrender value for all insured directors and officers of approximately $8.9 million. The bank proposes to purchase additional BOLI that would result in an aggregate cash surrender value for all insured directors and officers of approximately $15.0 million, including the BOLI that already has been purchased. This additional BOLI would be purchased after the completion of this offering at a cost to the bank of approximately $6.1 million.

Because it is the intention of the bank to hold the BOLI until the death of the applicable insured director or officer, the increase of cash surrender value may be tax-free income under current federal income tax law. This compares to the taxable gain the bank would recognize for assets in traditional taxable investments such as U.S. Treasury or agency securities. The death benefits payable under the BOLI policies, which is likewise tax free under current federal income tax law, is intended to further enhance the bank’s return. However, certain aspects of the BOLI, including death benefits, will be taken into account in computing any applicable federal alternative minimum tax under current applicable federal tax law.

Summary Compensation.  The following table shows all cash and non-cash compensation paid to or received or deferred by Messrs. Braswell, Fromen, Liles and Hornfeck for services rendered in all capacities during the fiscal years ended December 31, 2007 and 2006. Such compensation was comprised of base salary, bonus, 401(k) matching contributions, insurance premiums paid under life insurance arrangements and compensation expense incurred for the executive supplemental retirement plan.

Summary Compensation Table
Name and Principal Position	Year	Salary	Bonus	Option Awards(1)	Non-Equity Incentive Plan Compensation	Non-Qualified Deferred Compensation Earnings(2)	All Other Compensation(3)	Total
Robert T. Braswell, President and Chief Executive Officer of the Company and the Bank	2007 2006	$251,250 228,000	$103,975 87,633	$25,987 –	– –	$30,202 26,570	$18,074 17,263	$429,488 359,466

T. Allen Liles, Treasurer, Secretary and Chief Financial Officer of the Company and the Bank; Executive Vice President of the Bank	2007 2006	145,203 135,533	44,041 39,721	15,840 –	– –	20,169 17,743	12,901 11,786	238,154 204,783

Gunnar N. R. Fromen, Executive Vice President and Senior Loan Officer of the Bank	2007 2006	147,532 137,733	44,512 35,318	15,840 –	– –	42,074 37,012	12,253 10,142	262,211 220,205

Daniel D. Hornfeck, Executive Vice President and Chief Credit Officer of the Bank	2007 2006	114,766 106,773	34,809 19,406	15,840 –	– –	– –	8,269 7,045	173,684 133,224

(1)	Calculated in accordance with FAS 123 R. The assumptions used in estimating the fair value of options are set forth in note 1(k) to the company’s audited consolidated financial statements at December 31, 2007 and 2006. Additional information regarding the terms of stock option grants to the named executive officers during the fiscal year ended December 31, 2007 is contained in the table entitled “Outstanding Equity Awards at Fiscal Year-End” on page 58 of this prospectus.

(2)	Consists of compensation expense incurred pursuant to participation by Messrs. Braswell, Fromen and Liles in the company’s executive supplemental retirement plan.

(3)	Consists of 401(k) matching contributions and the value of certain premiums paid by the company under life insurance arrangements.

During 2007, incentive stock options covering an aggregate of 13,920 shares of our common stock were granted to Messrs. Braswell, Liles, Fromen and Hornfeck. For a description of the employment agreements of our named executive officers, see “Management – Executive Compensation.”

Stock Options

Our shareholders approved the 1997 Incentive Stock Option Plan at the 1997 annual meeting of shareholders. The 1997 Incentive Stock Option Plan originally provided for the issuance of options to purchase up to 135,418 shares (adjusted for 10.0% stock dividends in 2000 and 2001 and 20.0% stock dividends in 2004, 2005 and 2007) of our common stock. Upon our formation of the company as the holding company for the bank during the fourth quarter of 2000, we adopted the bank’s 1997 Incentive Stock Option Plan as a plan of the company. All options to purchase shares of our common stock outstanding at the time of our formation were converted into options to purchase shares of the common stock of the company. At the 2003 annual meeting, the shareholders approved an amendment to the 1997 Incentive Stock Option Plan that authorized the grant of options on an aggregate of 172,800 additional shares (adjusted following 20.0% stock dividends in 2004, 2005 and 2007) of our common stock. No further options to purchase shares of our common stock may be granted pursuant to the 1997 Incentive Stock Option Plan.

At the 2007 annual meeting of shareholders, our shareholders approved the 2007 Incentive Stock Option Plan. The 2007 Incentive Stock Option Plan originally provided for the issuance of options to purchase up to 36,420 shares (adjusted for 20.0% stock dividend in 2007) of our common stock. The 2007 Incentive Stock Option Plan expired on April 17, 2008, after which date no further options to purchase shares of our common stock may be granted pursuant to the 2007 Incentive Stock Option Plan.

The 1997 Non-qualified Stock Option Plan is described above under “Management – 1997 Non-qualified Stock Option Plan for Directors.”

The following chart contains details of all prior grants under the 1997 Non-qualified Stock Option Plan, the 1997 Incentive Stock Option Plan and the 2007 Incentive Stock Option Plan:

	Equity Compensation Plan Information (At December 31, 2007)
Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by	Non-qualified – 22,607	$4.73	-0-
security holders	1997 Incentive – 237,801 2007 Incentive – 35,420	7.68 11.65	-0- 1,000

Equity compensation plans not approved by security holders	None	N/A	None

Total	295,828	$7.93	1,000

During 2007, incentive stock options covering an aggregate of 13,920 shares of our common stock were granted to Messrs. Braswell, Liles, Fromen and Hornfeck. The following table sets forth information regarding vested and unvested incentive stock options granted to these executive officers, which remained outstanding at December 31, 2007.

Outstanding Equity Awards at Fiscal Year-End
Name	No. of Securities Underlying Unexercised Options Exercisable	No. of Securities Underlying Unexercised Options Unexercisable		Equity Incentive Plan Awards; No. of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
Robert T. Braswell	27,089 26,972 3,802 2,160 17,280 14,400 12,000 -0-	-0- -0- -0- -0- -0- -0- -0- 4,920	(1)	– – – – – – – –	$5.50 5.74 4.73 6.51 7.73 9.03 10.41 11.65	Jan. 20, 2008 Jan. 19, 2009 Feb. 20, 2011 June 18, 2012 Aug. 19, 2013 Sept. 21, 2014 Nov. 15, 2015 Dec. 18, 2017

T. Allen Liles	6,653 1,728 8,640 7,200 6,000 -0-	-0- -0- -0- -0- -0- 3,000	(1)	– – – – – –	4.73 6.51 7.73 9.03 10.41 11.65	July 24, 2011 June 18, 2012 Aug. 19, 2013 Sept. 21, 2014 Nov. 15, 2015 Dec. 18, 2017

Gunnar N. R. Fromen	5,227 5,227 3,554 4,752 1,728 8,640 7,200 6,000 -0-	-0- -0- -0- -0- -0- -0- -0- -0- 3,000	(1)	– – – – – – – – –	5.50 5.74 5.74 4.73 6.51 7.73 9.03 10.41 11.65	Sept. 16, 2008 Jan. 19, 2009 Jan. 2, 2010 Feb. 20, 2011 June 18, 2012 Aug. 19, 2013 Sept. 21, 2014 Nov. 15, 2015 Dec. 18, 2017

Daniel D. Hornfeck	4,320 2,160 4,200 -0-	-0- -0- -0- 3,000	(1)	– – – –	9.22 9.03 10.41 11.65	Jan. 1, 2014 Sept. 21, 2014 Nov. 15, 2015 Dec. 18, 2017

(1)	20.0% of these unexercisable options are scheduled to vest on each of December 18, 2008, 2009, 2010, 2011, and 2012.

Transactions with Management

We have had, and expect to have in the future, banking transactions in the ordinary course of business with certain of our directors and executive officers and their associates. All loans included in such transactions were made on substantially the same terms, including interest rates, repayment terms and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than the normal risk of collectability or present other unfavorable features.

Loans made by the bank to our directors and executive officers are subject to the requirements of Regulation O of the Board of Governors of the Federal Reserve System. Regulation O requires, among other things, prior approval of the board of directors with any “interested director” not participating, dollar limitations on amounts of certain loans and prohibits any favorable treatment being extended to any director or executive officer in any of the bank’s lending matters.

Beneficial Ownership of Securities by Management

At May 18, 2008, there were no shareholders known to management to own more than 5.0% of our common stock, except as listed below.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Class
Hot Creek Capital, L.P. Reno, Nevada	170,743	(1)	5.11

(1)	Hot Creek Capital, L.L.C., Hot Creek Investors, L.P. and David M. W. Harvey share voting and dispositive power with respect to the same 170,743 shares of the company’s common stock as shown above; however, in filings with the SEC, Hot Creek Capital, L.L.C. and David M. W. Harvey disclaim direct and beneficial ownership of such shares.

The following table lists the individual beneficial ownership of our common stock as of May 18, 2008, by our current directors and executive officers, and by all current directors and executive officers as a group:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)(2)		Percentage of Class(3)
J. Alexander S. Barrett Greensboro, NC	4,261		0.13

Robert T. Braswell Greensboro, NC	111,033		3.25

Gary N. Brown Summerfield, NC	66,074		1.97

George E. Carr Greensboro, NC	23,431	(4)	0.70

John D. Cornet Greensboro, NC	49,535	(5)	1.48

Gunnar N.R. Fromen Greensboro, NC	57,711		1.70

James E. Hooper Greensboro, NC	50,638		1.51

Daniel D. Hornfeck Greensboro, NC	12,898		0.38

T. Allen Liles Asheboro, NC	48,069		1.43

Kenneth C. Mayer, Jr. Greensboro, NC	5,485		0.16

T. Gray McCaskill Greensboro, NC	5,508		0.16

D. Wayne Thomas Asheboro, NC	7,098		0.21

All Directors and Executive Officers as a Group (12 persons)	441,741		12.54

(1)	Except as otherwise noted, to the best knowledge of management of the company, the individuals named or included in the group above exercise sole voting and investment power over the amount of shares disclosed above except for the following shares over which voting and investment power is shared: Mr. Braswell – 1,254 shares.

(2)	Included in the beneficial ownership tabulations are the following options to purchase shares of common stock: Mr. Braswell – 76,615 shares; Mr. Brown – 6,134 shares; Mr. Carr – 5,257 shares; Mr. Cornet – 7,712 shares; Mr. Fromen – 42,328 shares; Mr. Hornfeck – 10,680 shares; and Mr. Liles – 30,221 shares. These options are capable of being exercised within 60 days of May 18, 2008 and therefore, deemed to be owned by the holder for purposes of calculating beneficial ownership.

(3)	The calculations of the percentage of class beneficially owned by each individual and the group is based, in each case, on the sum of (i) 3,342,966 shares currently outstanding plus (ii) the number of options capable of being exercised within 60 days of May 18, 2008.

(4)	Includes 8,573 shares owned by Mr. Carr’s business.

(5)	Includes 85 shares owned by Mr. Cornet’s spouse.

SUPERVISION AND REGULATION

Both the company and the bank are subject to extensive state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Beginning with the enactment of the Financial Institutions Reform Recovery and Enforcement Act in 1989 and followed by the FDIC Improvement Act in 1991 and the Gramm-Leach-Bliley Act in 1999, numerous additional regulatory requirements have been placed on the banking industry in the past several years, and additional changes continue to be proposed. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on our operations. It is intended only to briefly summarize some material provisions.

Regulation of Carolina Bank Holdings, Inc.

Federal Regulation.  The company is subject to examination, regulation and periodic reporting under the Bank Holding Company Act of 1956, as administered by the Federal Reserve Board. The Federal Reserve Board has adopted capital adequacy guidelines for bank holding companies on a consolidated basis.

We are required to obtain the prior approval of the Federal Reserve Board to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior Federal Reserve Board approval is required before we may acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, we would, directly or indirectly, own or control more than 5.0% of any class of voting shares of such bank or bank holding company.

Our merger or consolidation with another bank, acquisition of assets of another bank, or assumption of liability to pay any deposits of another bank, requires the prior written approval of the primary federal bank regulatory agency of the acquiring or surviving bank under the federal Bank Merger Act. The decision is based upon a consideration of statutory factors similar to those contained in the Bank Holding Company Act. In addition, in certain such cases an application to, and the prior approval of, the Federal Reserve Board under the Bank Holding Company Act and the North Carolina Banking Commission may be required.

We are required to give the Federal Reserve Board prior written notice of any purchase or redemption of our outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10.0% or more of our consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. Such notice and approval is not required for a bank holding company that would be treated as “well capitalized” under applicable regulations of the Federal Reserve Board, that has received a composite “1” or “2” rating at its most recent bank holding company inspection by the Federal Reserve Board, and that is not the subject of any unresolved supervisory issues.

Our status as a registered bank holding company under the Bank Holding Company Act does not exempt us from certain federal and state laws and regulations generally applicable to corporations, including, without limitation, certain provisions of the federal securities laws.

In addition, a bank holding company is generally prohibited from engaging in, or acquiring 5.0% or more of any class of voting securities of any company engaged in, non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking as to be a proper incident thereto are:

■	making or servicing loans;

■	performing certain data processing services;

■	providing discount brokerage services;

■	acting as fiduciary or as an investment or financial advisor;

■	leasing personal or real property;

■	making investments in corporations or projects designed primarily to promote community welfare; and

■	acquiring a savings and loan association.

In evaluating a written notice of any acquisition, the Federal Reserve Board will consider various factors, including, among others, the financial and managerial resources of the notifying bank holding company and the relative public benefits and adverse effects which may be expected to result from the performance of the activity by an affiliate of such company. The Federal Reserve Board may apply different standards to activities proposed to be commenced de novo and activities commenced by acquisition, in whole or in part, of a going concern. The required notice period may be extended by the Federal Reserve Board under certain circumstances, including a notice of acquisition of a company engaged in activities not previously approved by regulation of the Federal Reserve Board. If such a proposed acquisition is not disapproved or subjected to conditions by the Federal Reserve Board within the applicable notice period, it is deemed approved by the Federal Reserve Board.

With the passage of the Gramm-Leach-Bliley Financial Services Modernization Act of 1999 (the “Modernization Act”), which became effective on March 11, 2000, the types of activities in which a bank holding company may engage were significantly expanded. Subject to various limitations, the Modernization Act generally permits a bank holding company to elect to become a “financial holding company.” A financial holding company may affiliate with securities firms and insurance companies and engage in other activities that are “financial in nature.” In addition to traditional lending activities, the following activities are deemed “financial in nature”: securities underwriting, dealing in or making a market in securities, sponsoring mutual funds and investment companies, insurance underwriting and agency activities, certain merchant banking activities and activities that the Federal Reserve Board considers to be closely related to banking.

A bank holding company may become a financial holding company under the Modernization Act if each of its subsidiary banks is “well capitalized” under the FDIC Improvement Act’s “prompt corrective action provisions,” is well managed and has at least a satisfactory rating under the Community Reinvestment Act. In addition, the bank holding company must file a declaration with the Federal Reserve Board that the bank holding company wishes to become a financial holding company. A bank holding company that falls out of compliance with these requirements may be required to cease engaging in some of its activities. We have not elected to become a financial holding company.

Capital Requirements.  The Federal Reserve Board uses capital adequacy guidelines in its examination and regulation of bank holding companies. If capital falls below minimum guidelines, a bank holding company may, among other things, be denied approval to acquire or establish additional banks or non-bank businesses. There are two measures of capital adequacy: a risk-based measure and a leverage measure. All capital standards must be satisfied for an institution to be considered in compliance.

The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among banks and bank holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratio represents capital as a percentage of total risk-weighted assets and off-balance sheet items. The minimum requirement for a bank holding company’s ratio of capital to risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit) is 8.0%. At least half of the qualifying total capital must be composed of Tier 1 capital, which includes common equity, retained earnings and a limited amount of qualifying perpetual preferred stock, less goodwill and certain other intangibles. The remainder may consist of subordinated debt, other preferred stock and a limited amount of loan loss reserves (Tier 2 capital).

The Federal Reserve Board also requires bank holding companies to maintain a minimum “leverage ratio.” This leverage ratio of Tier 1 capital to adjusted average assets is equal to 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies are required to maintain a minimum leverage ratio of at least 4.0% to 5.0%.

The risk-based and leverage standards presently used by the Federal Reserve Board are minimum requirements, and higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual banking organizations. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (i.e., Tier 1 capital less all intangible assets), well above the minimum levels.

Source of Strength for Subsidiaries.  Bank holding companies are required to serve as a source of financial strength for their depository institution subsidiaries, and, if their depository institution subsidiaries become undercapitalized, bank holding companies may be required to guarantee the subsidiaries’ compliance with capital restoration plans filed with their bank regulators, subject to certain limits.

Dividends.  As a bank holding company that does not, as an entity, currently engage in separate business activities of a material nature, our ability to pay cash dividends depends upon the cash dividends we receive from the bank. At present, our only sources of income are cash dividends paid by the bank and interest earned on any investment securities we hold. We must pay all of our operating expenses from funds we receive from the bank. Therefore, shareholders may receive cash dividends from us only to the extent that funds are available after payment of our operating expenses and only in the event that our board decides to declare a dividend. In addition, the Federal Reserve Board generally prohibits bank holding companies from paying cash dividends except out of operating earnings where the prospective rate of earnings retention appears consistent with the bank holding company’s capital needs, asset quality and overall financial condition. We expect that, for the foreseeable future, any cash dividends paid by the bank to us will likely be limited to amounts needed to pay any separate expenses or to make required payments on our debt obligations, including the interest payments on our junior subordinated debt.

Restrictions on Transactions with Affiliates

Both we and the bank are subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

■	a bank’s loans or extensions of credit to affiliates;

■	a bank’s investment in affiliates;

■	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve;

■	loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

■	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10.0% of a bank’s capital and surplus and, as to all affiliates combined, to 20.0% of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. The bank must also comply with other provisions designed to avoid the taking of low-quality assets.

We and the bank also are subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit an institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

The bank is also subject to restrictions on extensions of credit to their executive officers, directors, principal shareholders and their related interests. These extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

Any loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of the subsidiary bank. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and entitled to a priority of payment. This priority would also apply to guarantees of capital plans under the FDIC Improvement Act.

We cannot predict what legislation might be enacted or what regulations might be adopted, or if enacted or adopted, the effect of such legislation or regulations on our operations.

Regulation of Carolina Bank

The bank is extensively regulated under both federal and state law. Generally, these laws and regulations are intended to protect depositors and borrowers, not shareholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable law or regulation may have a material effect on our business.

State Law.  The bank is subject to extensive supervision and regulation by the Office of the North Carolina Commissioner of Banks. The commissioner oversees state laws that set specific requirements for bank capital and regulate deposits in, and loans and investments by, banks, including the amounts, types, and in some cases, rates. The commissioner supervises and performs periodic examinations of North Carolina-chartered banks to assure compliance with state banking statutes and regulations, and banks are required to make regular reports to the commissioner describing in detail their resources, assets, liabilities and financial condition. Among other things, the commissioner regulates mergers and consolidations of state-chartered banks, the payment of cash dividends, loans to officers and directors, record keeping, types and amounts of loans and investments and the establishment of branches.

Interstate Branching.  Under the Riegle-Neal Interstate Banking and Branching Efficiency Act, the Federal Reserve Board may approve bank holding company acquisitions of banks in other states, subject to certain aging and deposit concentration limits. As of June 1, 1997, banks in one state may merge with banks in another state, unless the other state has chosen not to implement this section of the Riegle-Neal Act. These mergers are also subject to similar aging and deposit concentration limits.

North Carolina “opted-in” to the provisions of the Riegle-Neal Act. Since July 1, 1995, an out-of-state bank that did not already maintain a branch in North Carolina was permitted to establish and maintain a de novo branch in North Carolina, or to acquire a branch in North Carolina, if the laws of the home state of the out-of-state bank permit North Carolina banks to engage in the same activities in that state under substantially the same terms as permitted by North Carolina. Also, North Carolina banks may merge with out-of-state banks, and an out-of-state bank resulting from such an interstate merger transaction may maintain and operate the branches in North Carolina of a merged North Carolina bank, if the laws of the home state of the out-of-state bank involved in the interstate merger transaction permit interstate merger. The overall effect of this legislation has been to increase competition in the banking industry in North Carolina.

Deposit Insurance.  As a member institution of the FDIC, the bank’s deposits are insured through the FDIC’s Deposit Insurance Fund up to a per depositor maximum of $250,000 for retirement accounts and $100,000 for all other accounts, and each member institution is required to pay semi-annual deposit insurance premium assessments to the FDIC. Because the bank’s deposits are insured by the FDIC to the maximum extent provided by law, it is also subject to certain FDIC regulations.

The FDIC has adopted a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The system assesses higher rates on those institutions that pose greater risks to the Deposit Insurance Fund. The FDIC places each institution in one of four risk categories using a two-step process based first on capital ratios (the capital group assignment) and then on other relevant information (the supervisory group assignment). Within the lower risk category, Risk Category I, rates will vary based on each institution’s CAMELS component ratings, certain financial ratios, and long-term debt issuer ratings.

Capital group assignments are made quarterly and an institution is assigned to one of three capital categories: (1) well capitalized; (2) adequately capitalized; and (3) undercapitalized. These three categories are substantially similar to the prompt corrective action categories described above, with the “undercapitalized” category including institutions that are undercapitalized, significantly undercapitalized and critically undercapitalized for prompt corrective action purposes. The FDIC also assigns an institution to one of three supervisory subgroups based on a supervisory evaluation that the institution’s primary federal banking regulator provides to the FDIC and information that the FDIC determines to be relevant to the institution’s financial condition and the risk posed to the deposit insurance funds. Assessments range from $0.05 to $0.43 per $100 of deposits, depending on the institution’s capital group and supervisory subgroup. Institutions that are well capitalized will be charged a rate between $0.05 and $0.07 per $100 of deposits.

The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Capital Requirements.  The federal banking regulators have adopted certain risk-based capital guidelines to assist in the assessment of the capital adequacy of a banking organization’s operations for both transactions reported on the balance sheet as assets and for transactions, such as letters of credit, and recourse arrangements, which are recorded as off-balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages which range from 0.0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100.0% for assets with relatively high credit risk, such as business loans.

A banking organization’s risk-based capital ratios are obtained by dividing its qualifying capital by its total risk-adjusted assets. The regulators measure risk-adjusted assets, which include off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. “Tier 1,” or core capital, includes common equity, qualifying noncumulative perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangibles, subject to certain exceptions. “Tier 2,” or supplementary capital, includes, among other things, limited-life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt and the allowance for loan and lease losses, subject to certain limitations and less required deductions. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. Banks and bank holding companies subject to the risk-based capital ratio guidelines are required to maintain a ratio of Tier 1 capital to risk-weighted assets of at least 4.0% and a ratio of total capital to risk-weighted assets of at least 8.0%. The appropriate regulatory authority may set higher capital requirements when particular circumstances warrant. At March 31, 2008, the bank was classified as “adequately capitalized” with a Tier 1 leverage capital ratio of 7.84% and a total risk-based capital ratio of 9.74%.

The federal banking agencies have adopted regulations specifying that they will include, in their evaluations of a bank’s capital adequacy, an assessment of the bank’s interest rate risk exposure. The standards for measuring the adequacy and effectiveness of a banking organization’s interest rate risk management include a measurement of board of directors and senior management oversight, and a determination of whether a banking organization’s procedures for comprehensive risk management are appropriate for the circumstances of the specific banking organization.

Failure to meet applicable capital guidelines could subject a banking organization to a variety of enforcement actions, including limitations on its ability to pay cash dividends, the issuance by the applicable regulatory authority of a capital directive to increase capital and, in the case of depository institutions, the termination of deposit insurance by the FDIC, as well as the measures described under the “Federal Deposit Insurance Corporation Improvement Act of 1991” below, as applicable to undercapitalized institutions. In addition, future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of the bank to grow and could restrict the amount of profits, if any, available for the payment of cash dividends to the shareholders.

Federal Deposit Insurance Corporation Improvement Act of 1991.  In December 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991, which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to several other federal banking statutes. The FDIC Improvement Act provides for, among other things:

■	publicly available annual financial condition and management reports for certain financial institutions, including audits by independent accountants;

■	the establishment of uniform accounting standards by federal banking agencies;

■

the establishment of a “prompt corrective action” system of regulatory supervision and intervention, based on capitalization levels, with greater scrutiny and restrictions placed on depository institutions with lower levels of capital;

■	additional grounds for the appointment of a conservator or receiver; and

■	restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements.

The FDIC Improvement Act also provides for increased funding of the FDIC insurance funds and the implementation of risk-based premiums.

A central feature of the FDIC Improvement Act is the requirement that the federal banking agencies take “prompt corrective action” with respect to depository institutions that do not meet minimum capital requirements. Pursuant to the FDIC Improvement Act, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” An institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity.

The FDIC Improvement Act provides the federal banking agencies with significantly expanded powers to take enforcement action against institutions that fail to comply with capital or other standards. Such action may include the termination of deposit insurance by the FDIC or the appointment of a receiver or conservator for the institution. The FDIC Improvement Act also limits the circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver.

International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001.  On October 26, 2001, the USA Patriot Act of 2001 was enacted. This act contains the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, which sets forth anti-money laundering measures affecting insured depository institutions, broker-dealers and other financial institutions. This Act imposes standards for verifying customer identification at account opening; rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; reports by non-financial trades and businesses filed with the Treasury Department’s Financial Crime Enforcement Network for transactions exceeding $10,000; and filing suspicious activities reports by brokers and dealers if they believe a customer may be violating U.S. laws or regulations; and requires enhanced due diligence requirements for financial institutions that administer, maintain or manage private bank accounts or correspondent accounts for foreign persons.

The federal financial institution regulators have promulgated rules and regulations implementing the USA Patriot Act which: prohibit U.S. correspondent accounts with foreign banks that have no physical presence in any jurisdiction; require financial institutions to maintain certain records for correspondent accounts of foreign banks; require financial institutions to produce certain records relating to anti-money laundering compliance upon request of the appropriate federal banking agency; require due diligence with respect to private banking and correspondent banking accounts; facilitate information sharing between government and financial institutions; require verification of customer identification; and require financial institutions to have in place an anti-money laundering program.

Community Reinvestment Act.  The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the federal bank regulators shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low- and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on the bank. Additionally, the bank must publicly disclose the terms of various agreements related to the Community Reinvestment Act.

Allowance for Loan and Lease Losses.  The Allowance for Loan and Lease Losses (the “ALLL”) represents one of the most significant estimates in the bank’s financial statements and regulatory reports. Because of its significance, the bank has developed a system by which it develops, maintains and documents a comprehensive, systematic and consistently applied process for determining the amounts of the ALLL and the provision for loan and lease losses. The Interagency Policy Statement on the Allowance for Loan and Lease Losses, issued on December 13, 2006, encourages all banks to ensure controls are in place to consistently determine the ALLL in accordance with GAAP, the bank’s stated policies and procedures, management’s best judgment and relevant supervisory guidance. Consistent with supervisory guidance, the bank maintains a prudent and conservative, but not excessive, ALLL, that is at a level that is appropriate to cover estimated credit losses on individually evaluated loans determined to be impaired as well as estimated credit losses inherent in the remainder of the loan and lease portfolio. The bank’s estimate of credit losses reflects consideration of all significant factors that affect the collectability of the portfolio as of the evaluation date.

Dividends.  The cash dividends that may be paid by the bank are subject to legal limitations. In accordance with North Carolina banking law, cash dividends may not be paid unless the bank’s capital surplus is at least 50.0% of its paid-in capital. Cash dividends may only be paid out of retained earnings.

Commercial Real Estate Lending.  The bank’s lending operations may be subject to enhanced scrutiny by federal banking regulators based on its concentration of commercial real estate loans. On December 6, 2006, the federal banking regulators issued final guidance to remind financial institutions of the risk posed by commercial real estate (“CRE”) lending concentrations. CRE loans generally include land development, construction loans and loans secured by multifamily property, and non-farm, nonresidential real property where the primary source of repayment is derived from rental income associated with the property.

Other Regulations.  Interest and other charges collected or contracted for by the bank are subject to state usury laws and federal laws concerning interest rates. The bank’s loan operations are also subject to federal laws applicable to credit transactions, such as the:

■	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

■

Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

■	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

■

Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies, certain identify theft protections, and certain credit and other disclosures;

■	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

■

Soldiers’ and Sailors’ Civil Relief Act of 1940, as amended by the Servicemembers’ Civil Relief Act, governing the repayment terms of, and property rights underlying, secured obligations of persons currently on active duty with the United States military;

■

Talent Amendment in the 2007 Defense Authorization Act, establishing a 36.0% annual percentage rate ceiling, which includes a variety of charges including late fees, for consumer loans to military service members and their dependents; and

■	Rules and regulations of the various federal banking regulators charged with the responsibility of implementing these federal laws.

The bank’s deposit operations are subject to federal laws applicable to depository accounts, such as the:

■	Truth-In-Savings Act, requiring certain disclosures for consumer deposit accounts;

■

Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

■

Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

■	Rules and regulations of the various federal banking regulators charged with the responsibility of implementing these federal laws.

Effect of Governmental Monetary Policies.  The bank’s earnings are affected by domestic economic conditions and the monetary and fiscal policies of the U.S. government and its agencies. The Federal Reserve’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve affect the levels of bank loans, investments and deposits through its control over the issuance of U.S. government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. Neither the bank nor us can predict the nature or impact of future changes in monetary and fiscal policies.

Proposed Legislation and Regulatory Action.  New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

DESCRIPTION OF OUR SECURITIES

The following is a summary of the material provisions of our articles of incorporation and bylaws.

General

Our articles of incorporation authorize the issuance of 20,000,000 shares of common stock, par value $1.00 per share, of which there were 3,342,966 shares outstanding on March 31, 2008. Our articles of incorporation do not authorize the issuance of preferred stock.

Upon completion of this offering, assuming the underwriter does not exercise its over-allotment option, there will be 5,342,966 shares of common stock outstanding. Up to an additional 266,820 shares of common stock will be issuable upon exercise of outstanding options granted under our stock option plans.

Common Stock

Dividend Rights.  As a North Carolina corporation, we are not directly subject to the restrictions on the payment of cash dividends applicable to our subsidiary bank. Holders of shares of our common stock are entitled to receive such cash dividends as the board of directors may declare out of legally available funds. However, our payment of cash dividends will be subject to the restrictions of North Carolina law applicable to the declaration of distributions to shareholders by a business corporation. Under such provisions, distributions, including cash dividends, may not be paid if, after giving effect to such cash dividend or other distribution, a corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed to satisfy certain preferential liquidation rights. Our ability to pay cash dividends to the holders of shares of our common stock is, at the present time and for the foreseeable future, largely dependent upon the amount of cash dividends that our subsidiary bank pays to us.

Voting Rights.  Each share of our common stock entitles the holder thereof to one vote on all matters upon which shareholders have the right to vote. In addition, if our board of directors consists of nine or more directors, the board members will be classified into three groups so that approximately one-third of the directors will be elected each year. Our shareholders are not entitled to cumulate their votes for the election of directors.

Assessment and Redemption.  Our common stock is not subject to redemption or any sinking fund and all outstanding shares are fully paid and non-assessable.

Liquidation Rights.  In the event of any liquidation, dissolution or winding up of our affairs, the holders of shares of our common stock are entitled to receive, after payment of all debts and liabilities, all of our remaining assets available for distribution in cash or in kind. In the event of any liquidation, dissolution or winding up of our subsidiary bank, we, as the sole shareholder of such bank’s common stock, would be entitled to receive all remaining assets of the bank available for distribution in cash or in kind after payment of all debts and liabilities of the bank including all deposits and accrued interest on deposits.

Preemptive Rights; Redemption.  Holders of shares of our common stock are not entitled to preemptive rights with respect to any shares that may be issued. Our common stock is not subject to call or redemption.

Authorized But Unissued Shares

North Carolina law does not require shareholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable the board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. This would protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Certain Provisions of Our Articles of Incorporation and Bylaws Having Potential Anti-Takeover Effects

General.  The following is a summary of the material provisions of our articles of incorporation and bylaws that address matters of corporate governance and the rights of shareholders. Certain of these provisions may delay or prevent takeover attempts not first approved by our board of directors (including takeovers which certain shareholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by shareholders. All references to the “articles of incorporation” and “bylaws” are to the articles of incorporation and bylaws of Carolina Bank Holdings, Inc. in effect at the date of this prospectus.

Classification of the Board of Directors.  Our bylaws provide for the number of directors to be not less than five nor more than 25. There currently are nine directors on our board of directors and our bylaws provide that if the number of directors is nine or more, then the board of directors shall be divided into three classes that are as nearly equal in number as possible. Each director serves for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which the director was elected (except for certain initial directors whose terms may be shorter than three years as necessary to effect the classification process). As such, if there are nine or more directors, approximately one-third of the board’s members will be elected each year, and two annual meetings may be required for our shareholders to change a majority of the members constituting the board of directors.

Removal of Directors; Filling Vacancies.  Our articles of incorporation provide that shareholders may remove one or more of the directors with cause which includes: (i) criminal prosecution and conviction during the course of a director’s service for an act of fraud, embezzlement, theft or personal dishonesty; (ii) the prosecution and conviction of any criminal offense involving dishonesty or breach of trust; or (iii) the occurrence of any event resulting in a director being excluded from coverage, or having coverage limited as to the director when compared to other covered directors under any of the fidelity bonds or insurance policies covering the directors, officers or employees. Vacancies occurring in the board of directors may be filled by the shareholders, by a majority of the remaining directors even though such majority constitutes less than a quorum, or by the sole remaining director. A director elected to fill a vacancy shall serve only until the next meeting of shareholders at which directors are elected.

Amendment of Bylaws.  Subject to certain restrictions described below, either a majority of the board of directors or our shareholders may amend or repeal the bylaws. A bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the board. Generally, our shareholders may adopt, amend or repeal the bylaws in accordance with the North Carolina Business Corporation Act.

Other Constituents.  The board of directors is permitted by our articles of incorporation to consider other constituents besides the shareholders if faced with a proposal that could cause a change-in-control. Such constituents are employees, depositors, customers, creditors and the communities in which we or any of our subsidiaries conduct business. Further, the board of directors is permitted to evaluate the competence, experience and integrity of any proposed acquiror as well as the prospects for success of such a takeover proposal.

Special Meetings of Shareholders.  Our bylaws provide that special meetings of shareholders may be called only by our president or at the request of the board of directors.

Supermajority Vote for Change-in-Control.  Unless approved by a majority of the board of directors who are not affiliated with a proposed transaction, approval by holders of at least two-thirds of the outstanding shares of our common stock is required to effect any agreement, plan or arrangement providing for a merger, consolidation, share exchange or any other transaction requiring approval of the shareholders. With approval of the board of directors, the approval by holders of a majority of our voting securities would be required to affect any such transaction.

Certain Provisions of North Carolina Law

We are subject to the North Carolina Shareholder Protection Act and the North Carolina Control Share Acquisition Act, each of which, if applicable, would hinder the ability of a third party to acquire control of the company or the bank. The Shareholder Protection Act generally requires that, unless certain “fair price” and other conditions are met, the affirmative vote of the holders of 95.0% of the voting shares of a corporation is necessary to adopt or authorize a business combination with any other entity, if that entity is the beneficial owner, directly or indirectly, of more than 20.0% of the voting shares of the company. The Control Share Acquisition Act provides that any person or party who acquires or makes a bona fide offer to acquire “control shares” (defined as a number of shares which, when added to other shares held, gives the holder voting power in the election of directors equal to 20.0%, 33.3% or a majority of all voting power) may only vote those shares if the remaining shareholders of the corporation, by resolution, permit those shares to be voted. If the shareholders of the corporation permit the “control shares” to be accorded voting rights and the holder of the “control shares” has a majority of all voting power for the election of directors, the other shareholders of the corporation have the right to the redemption of their shares at the fair value of the shares at the date prior to the date on which the vote was taken which gave voting rights to the “control shares.” The provisions of the Shareholder Protection Act and the Control Share Acquisition Act may have the effect of discouraging a change of control by allowing minority shareholders to prevent a transaction favored by a majority of the shareholders. The primary purpose of these provisions is to encourage negotiations with our board of directors by groups or corporations interested in acquiring control of us.

Certain Provisions of Federal Law

The acquisition of more than 10.0% of our outstanding common stock may, in certain circumstances, be subject to the provisions of the Change in Bank Control Act of 1978. The FDIC has also adopted a regulation pursuant to the Change in Bank Control Act which generally requires persons who at any time intend to acquire control of an FDIC-insured state-chartered non-member bank, either directly or indirectly through an acquisition of control of its holding company, to provide 60 days prior written notice and certain financial and other information to the FDIC. Control for the purpose of this Act exists in situations in which the acquiring party has voting control of at least 25.0% of any class of voting stock or the power to direct the management or policies of the bank or the holding company. However, under FDIC regulations, control is presumed to exist where the acquiring party has voting control of at least 10.0% of any class of voting securities if (a) the bank or holding company has a class of voting securities which is registered under Section 12 of the Exchange Act, or (b) the acquiring party would be the largest holder of a class of voting shares of the bank or the holding company. The statute and underlying regulations authorize the FDIC to disapprove a proposed acquisition on certain specified grounds.

Prior approval of the Federal Reserve Board would be required for any acquisition of control of the company or the bank by any bank holding company under the Bank Holding Company Act. Control for purposes of the Bank Holding Company Act would be based on, among other factors, a 25.0% voting stock test or on the ability of the holding company otherwise to control the election of a majority of our board of directors. As part of such acquisition, the acquiring company (unless already so registered) would be required to register as a bank holding company under the Bank Holding Company Act.

The Exchange Act requires that a purchaser of any class of a corporation’s securities registered under the Exchange Act notify the SEC and such corporation within 10 days after its purchases exceed 5.0% of the outstanding shares of that class of securities. This notice must disclose the background and identity of the purchaser, the source and amount of funds used for the purchase, the number of shares owned and, if the purpose of the transaction is to acquire control of the corporation, any plans to materially alter the corporation’s business or corporate structure. In addition, any tender offer to acquire a corporation’s securities is subject to the limitations and disclosure requirements of the Exchange Act.

Indemnification of Directors and Officers

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under the provisions discussed above or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Securities Registrar

The transfer agent and securities registrar for our common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

Shares Eligible for Future Sale

Upon completion of the offering, we expect to have 5,342,966 shares of common stock outstanding (assuming the underwriter does not exercise its over-allotment option), all of which will have been registered with the SEC under the Securities Act of 1933 and therefore are eligible for resale without registration under this act unless they were acquired by our directors, executive officers or other affiliates (collectively, “affiliates”). Our affiliates generally will be able to sell shares of the common stock only in accordance with the limitations of Rule 144 under the Securities Act of 1933.

In general, under Rule 144 as currently in effect, an affiliate (as defined in Rule 144) may sell shares of common stock within any three-month period in an amount limited to the greater of 1.0% of our outstanding shares of common stock or the average weekly trading volume in our common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us.

At March 31, 2008, we had outstanding options under our stock option plans to purchase an aggregate of 266,820 shares of our common stock at an exercise price equal to or less than the public offering price of the common stock, as specified on the cover page of this prospectus.

UNDERWRITING

Under an underwriting agreement to be dated the date of this prospectus, we have agreed to sell to the underwriter named below the indicated numbers of shares of our common stock. Robert W. Baird & Co. Incorporated is the underwriter of this offering.

Underwriter	Number of Shares
Robert W. Baird & Co. Incorporated	2,000,000

The underwriting agreement provides that the underwriter is obligated to purchase all of the shares of our common stock offered in this offering if any are purchased, other than those shares covered by the over-allotment option we describe below.

We have granted to the underwriter a 30-day option to purchase up to 300,000 additional shares of our common stock, solely to cover over-allotments, at the public offering price less the underwriting discounts.

The underwriter proposes to offer the shares of our common stock at the public offering price on the cover page of this prospectus and to selling group members at such price less a selling concession of up to $             per share. The underwriter and selling group members may allow a discount of $             per share on sales to other broker/dealers. After this offering, the underwriter may change the public offering price and concession and discount to broker/dealers. As used in this section:

■	The underwriter is a securities broker/dealer that is a party to the underwriting agreement and will have a contractual commitment to purchase shares of our common stock from us.

■

Selling group members are securities broker/dealers to whom the underwriter may sell shares of our common stock at the public offering price less the selling concession above, but who do not have a contractual commitment to purchase shares from us.

■	Broker/dealers are firms registered under applicable securities laws to sell securities to the public.

■	The syndicate consists of the underwriter and the selling group members.

The following table summarizes the compensation to be paid to the underwriter. The compensation we will pay to the underwriter will consist solely of the underwriting discount, which is equal to the public offering price per share of common stock less the amount the underwriter pays to us per share of common stock. The underwriter has not received and will not receive from us any other item of compensation or expense in connection with this offering considered by the Financial Industry Regulatory Authority (“FINRA”) to be underwriting compensation under its rule of fair practice.

	Per Share		Total
	Without Over- Allotment	With Over- Allotment	Without Over- Allotment	With Over- Allotment
Public offering price	$	$	$	$
Underwriting discounts and commissions	$	$	$	$
Proceeds, before expenses	$	$	$	$

We estimate that the total expenses of this offering, exclusive of underwriting discounts and commissions, will be approximately $210,000 and are payable by us.

In no event will the maximum underwriting discount and commissions to be received by any FINRA member firm in connection with this offering exceed 10.0%. The preceding table shows the underwriting discounts and commissions that we are to pay to the underwriter in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriter’s over-allotment option to purchase additional shares of common stock.

The common stock is being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriter and other conditions. The underwriter reserves the right to withdraw, cancel or modify this offer and to reject orders in whole or in part.

Subject to certain exceptions, we, our directors, and key officers have signed lock-up agreements and agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Robert W. Baird & Co. Incorporated for a period of 180 days after the date of this prospectus. The 180-day period may be extended under certain circumstances when we announce earnings or material news or a material event during the last 17 days of the 180-day period, or if prior to the expiration of the 180-day period we announce that we will release earnings or become aware that material news or a material event will occur within the 16-day period after the last day of the 180-day period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriter against liabilities under the Securities Act or to contribute to payments that the underwriter may be required to make in that respect.

The shares of our common stock are traded on the Nasdaq Capital Market under the symbol “CLBH”. We have applied to have our common stock listed for quotation on the Nasdaq Global Market under the symbol “CLBH.”

The underwriter and its affiliates have provided, and may provide in the future, advisory and investment banking services to us for which they have received and would receive customary compensation. The underwriter may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

The underwriter may engage in over-allotment transactions and syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M under the Exchange Act.

■

Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares it may purchase in the over-allotment option. In a naked short position, the number of shares over-allotted is greater than the number of shares that the underwriter may purchase in the over-allotment option. The underwriter may close out any syndicate short position by exercising its over-allotment option and/or repurchasing shares in the open market. In determining the source of shares to close out a syndicate short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

■

Stabilizing transactions occur when the representatives make bids or purchases for the purpose of pegging, fixing or maintaining the price of shares so long as the stabilizing bids do not exceed a specified maximum.

■

Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions and stabilizing transactions may cause the price of our common stock to be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriter makes any representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

In connection with this offering, the underwriter and any selling group members who are qualified market makers on the Nasdaq Stock Market may engage in passive market making transactions in our common stock on the Nasdaq Stock Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriter and other dealers are not required to engage in passive market making, and they may end passive market making activities at any time.

LEGAL MATTERS

Gaeta & Eveson, P.A., Raleigh, North Carolina, will pass upon the legality of the securities offered by this prospectus for us. Certain legal matters will be passed upon for the underwriter by Nelson Mullins Riley & Scarborough LLP, Washington, D.C.

EXPERTS

The audited consolidated financial statements of Carolina Bank Holdings, Inc. at December 31, 2007 and 2006 and for each of the years in the two-year period ended December 31, 2007, have been included herein in reliance upon the report of Cherry, Bekaert & Holland, L.L.P., independent registered public accountants, included elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

At your request, we will provide you, without charge, a copy of any exhibits to our registration statement incorporated by reference in this prospectus. If you want more information, write or call us at:

Carolina Bank Holdings, Inc.

528 College Road

Greensboro, North Carolina 27410

(336) 288-1898

We are subject to the informational requirements of the Securities Exchange Act of 1934 and as required by the Exchange Act we file reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by us may be inspected and copied at the Public Reference Room, maintained by the SEC, at 100 F Street, NE, Room 1580, Washington, DC 20549. You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy statements and other information about us.

The following reports filed with the SEC are incorporated by reference into this prospectus:

■	Our annual report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 27, 2008;

■	Our quarterly report on Form 10-Q for the three months ended March 31, 2008, filed with the SEC on May 8, 2008; and

■	All other reports filed with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act since December 31, 2007.

These reports contain important information about Carolina Bank Holdings, Inc. and our financial condition.

Prior to our formation as the holding company for Carolina Bank in the third quarter of 2000, Carolina Bank was subject to the informational requirements of the Exchange Act and filed reports, proxy statements and other information with the FDIC. The bank’s filings with the FDIC may be inspected and copied, after paying a prescribed fee, at the FDIC’s public reference facilities at the Registration, Disclosure and Securities Operations Unit, 550 17th Street, NW, Room 6043, Washington, DC 20429.

CAROLINA BANK HOLDINGS, INC.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	March 31, 2008	December 31, 2007
	(unaudited)
	(in thousands)
Assets
Cash and due from banks	$5,348	$5,022
Securities available-for-sale, at fair value	58,793	59,304
Securities held-to-maturity	3,087	3,133
Loans held for sale	16,020	11,869
Loans	416,121	400,784
Less allowance for loan losses	(4,700)	(4,532)

Net loans	411,421	396,252
Premises and equipment, net	15,542	13,792
Other assets	13,992	10,744

Total assets	$524,203	$500,116

Liabilities and Stockholders’ Equity
Deposits
Non-interest bearing demand	$29,650	$30,491
NOW, money market and savings	164,370	163,177
Time	243,679	224,905

Total deposits	437,699	418,573

Advances from the Federal Home Loan Bank	36,574	31,581
Federal funds purchased	2,594	2,650
Securities sold under agreements to repurchase	2,892	3,452
Junior subordinated debentures	10,310	10,310
Other liabilities and accrued expenses	3,601	3,910

Total liabilities	493,670	470,476

Commitments
Stockholders’ equity
Common stock, $1 par value; authorized 20,000,000 shares; issued and outstanding 3,342,966 in 2008 and 3,315,157 in 2007	3,343	3,315
Additional paid-in capital	15,515	15,379
Retained earnings	11,401	10,875
Stock in directors rabbi trust	(588)	(524)
Directors deferred fees obligation	588	524
Accumulated other comprehensive loss	274	71

Total stockholders’ equity	30,533	29,640

Total liabilities and stockholders’ equity	$524,203	$500,116

See accompanying notes to consolidated financial statements.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	Three Months Ended March 31,
	2008	2007
	(in thousands, except per share data)
Interest income
Loans	$7,318	$6,711
Investment securities, taxable	740	834
Investment securities, non taxable	82	1
Interest from federal funds sold	12	59
Other	1	6

Total interest income	8,153	7,611

Interest expense
NOW, money market, savings	1,227	1,762
Time deposits	2,846	2,153
Other borrowed funds	515	399

Total interest expense	4,588	4,314

Net interest income	3,565	3,297
Provision for loan losses	235	255

Net interest income after provision for loan losses	3,330	3,042
Non-interest income
Service charges	197	172
Mortgage banking income	575	65
Other	85	121

Total non-interest income	857	358

Non-interest expense
Salaries and benefits	1,755	1,299
Occupancy and equipment	379	304
Professional fees	289	187
Outside data processing	174	164
Advertising and promotion	115	116
Stationery, printing and supplies	108	116
Other	273	96

Total non-interest expense	3,093	2,282

Income before income taxes	1,094	1,118
Income tax expense	392	417

Net income	$702	$701

Net income per common share
Basic	$0.21	$0.21

Diluted	$0.21	$0.21

See accompanying notes to consolidated financial statements.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three Months Ended March 31,
	2008	2007
	(in thousands)
Net income	$702	$701
Other comprehensive income:
Unrealized holding gains arising during the period, net of income taxes	203	158

Comprehensive income	$905	$859

See accompanying notes to consolidated financial statements.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended March 31,
	2008	2007
	(in thousands)
Cash flows from operating activities
Net income	$702	$701
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	235	255
Depreciation	134	116
Deferred income tax (benefit)	(69)	(40)
Amortization (accretion), net	(26)	(12)
(Gain) on sale of repossessed assets	(13)	—
Increase in loans held for sale	(4,151)	—
Increase in other assets	(3,693)	(28)
Increase (decrease) in accrued expenses and other liabilities	(485)	230
Other operating activities	—	9

Net cash provided by operating activities	(7,366)	1,231

Cash flows from investing activities
Purchases of investment securities available-for-sale	(2,624)	(217)
Maturities and calls of securities available-for-sale	1,493	5,783
Repayments from mortgage-backed securities available-for-sale	1,977	2,265
Repayments from mortgage-backed securities held-to-maturity	45	91
Origination of loans, net of principal collected	(15,605)	(16,521)
Additions to premises and equipment	(1,884)	(383)
Proceeds from sales of assets	623	—

Net cash (used for) investing activities	(15,975)	(8,982)

Cash flows from financing activities
Net increase in deposits	19,126	31,521
Net increase (decrease) in Federal Home Loan Advances	4,993	(5,307)
Net (decrease) in Federal funds purchased	(56)	(1,574)
Increase (decrease) in securities sold under agreements to repurchase	(560)	1,354
Proceeds from exercised stock options	164	—

Net cash provided by financing activities	23,667	25,994

Net increase in cash and cash equivalents	326	18,243
Cash and cash equivalents at beginning of period	5,022	4,983

Cash and cash equivalents at end of period	$5,348	$23,226

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$4,631	$4,098

Cash paid during the period for income taxes	$665	$—

Supplemental disclosure of non-cash transactions
Transfer of loans to foreclosed assets	$201	$—

See accompanying notes to consolidated financial statements.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A – Summary

Carolina Bank Holdings, Inc. (the “Holding Company”) is a North Carolina corporation organized in 2000. On August 17, 2000 pursuant to the plan of exchange approved by the shareholders of Carolina Bank (the “Bank”), all of the outstanding shares of common stock of the Bank were exchanged for shares of common stock of the Holding Company. The Holding Company presently has no employees.

The Bank was incorporated on August 20, 1996, and began banking operations on November 25, 1996. It is engaged in lending and deposit gathering activities in Guilford, Alamance and Randolph Counties, North Carolina and operates under the laws of North Carolina, the Rules and Regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Bank has three retail locations in Greensboro and an office in Asheboro, Burlington and High Point. A loan production office was opened in Winston-Salem in February 2008. The corporate headquarters is also located in Greensboro.

The Holding Company files periodic reports with the Securities and Exchange Commission and is also subject to regulation by the Federal Reserve Board.

Note B – Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. All significant inter-company transactions and balances have been eliminated.

Note C – Basis of Presentation

In management’s opinion, the financial information, which is unaudited, reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the financial information as of and for the three months ended March 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America. Operating results for the three months ended March 31, 2008 and 2007, are not necessarily indicative of the results that may be expected for future periods.

The organization and business of the Company, accounting policies followed, and other information are contained in the notes to the financial statements of the Company as of and for the years ended December 31, 2007 and 2006, filed with the Securities and Exchange Commission as part of the Company’s annual report on Form 10-K. These financial statements should be read in conjunction with the annual financial statements.

Note D – Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note E – Stock Compensation Plans

The Company has three stock option plans, a nonqualified plan for directors (Director Plan) and two incentive stock option plans for management and employees (Employee Plans). Both plans provide for the issuance of options to purchase common shares of the Company. For both plans, the exercise price of each option is equal to the fair value of the common stock on the date of grant.

The Company adopted SFAS No. 123R, Share-Based Payment, on January 1, 2006 under the modified prospective application method. The adoption of this statement did not impact the consolidated financial statements in the quarter ending March 31, 2007 because there were no outstanding unvested options as of March 31, 2007 or stock grants during the first quarter of 2007. There were no stock grants in the first quarter of 2008. The fair value of employee plan options granted in December 2007 was $178,000, which is being expensed over a five year vesting period. Total expense related to the 2007 grants was $9,000 in the first quarter of 2008. At March 31, 2008, there was $166,000 of total unrecognized compensation cost related to nonvested share-based compensation which is expected to be recognized over a weighted-average period of 4.7 years.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note F – Earnings per Share

Earnings per share has been determined under the provisions of the Statement of Financial Accounting Standards No. 128, Earnings Per Share. For the quarters ended March 31, 2008 and 2007, basic earnings per share has been computed based upon the weighted average common shares outstanding of 3,341,061 and 3,266,866, respectively.

The only potential stock of the Company as defined in the Statement of Financial Accounting Standards No. 128, Earnings Per Share, is stock options granted to various directors and officers of the Bank. The following is a summary of the diluted earnings per share calculation for the three months ended March 31, 2008 and 2007.

	Three Months Ended March 31,
	2008	2007
	(in thousands, except per share data)
Net income	$702	$701

Weighted average outstanding shares	3,341	3,266
Dilutive effect of stock options	74	146

Weighted average diluted shares	3,415	3,412

Diluted earnings per share	$0.21	$0.21

Note G – Stock Split

The Company issued a 6-for-5 stock split effected in the form of a 20% stock dividend in June 2007. All per share amounts have been adjusted to retroactively reflect the stock split.

Note H – Junior Subordinated Debentures

In December 2004, the Company issued $10,310,000 of unsecured junior subordinated debentures which carry a floating rate of three month LIBOR plus 2%. The proceeds from the sale of the debentures were used to repay $3,100,000 of unsecured junior subordinated debentures which were issued in March 2001 and were used to fund loan growth. These debentures were issued to Carolina Capital Trust (“Carolina Trust”), a wholly owned subsidiary of the Company which is not consolidated in these financial statements pursuant to FIN 46R. Carolina Trust acquired these debentures using the proceeds of its offerings of common securities to the Company and $10 million of Trust Preferred Securities to outside investors. The Trust Preferred Securities qualify as Tier 1 and Tier 2 capital under the Federal Reserve Board guidelines and accrue and pay distributions quarterly. The Company has entered into contractual arrangements, which in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by the company of the obligations of Carolina Trust under the Trust Preferred Securities. The Trust Preferred Securities are redeemable upon maturity of the debentures on January 7, 2035, or at the election of the Company on or after January 7, 2010.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note I – Operating segments

The Financial Accounting Standards Board (“FASB”) issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, in June 1997, which established standards for the way public business enterprises report information about operating segments. The Company is considered to have two principal business segments in 2008, the Commercial/Retail Bank and the Wholesale Mortgage Division. The Wholesale Mortgage Division began originating home mortgage loans through third parties and selling these loans to investors in late 2007. The Company had only one operating segment in the first quarter of 2007. Financial performance for the first quarter of 2008 and selected balance sheet information at March 31, 2008 for each segment is as follows:

	March 31, 2008
	Commercial/Retail Bank	Wholesale Mortgage Division	Total
	(in thousands)
Interest income	$7,946	$207	$8,153
Interest expense	4,453	135	4,588

Net interest income	3,493	72	3,565
Provision for loan losses	235	—	235

Net interest income after provision for loan losses	3,258	72	3,330
Non-interest income	368	489	857
Non-interest expense	2,782	311	3,093

Income before income taxes	844	250	1,094
Income tax expense	294	98	392

Net income	$550	$152	$702

Total Assets	$507,974	$16,229	$524,203
Net loans and loans held for sale	411,421	16,020	427,441
Equity	30,381	152	30,533

Note J – Impact of Recently Adopted Accounting Standards

In September 2006, the Emerging Issues Task Force (EITF) issued EITF Issue No. 06-04, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements, which requires employers to recognize a liability for endorsement split-dollar life insurance arrangements that provide post retirement benefits to employees. The provisions of this Issue were effective for fiscal years beginning after December 15, 2007, and the Company implemented this Issue on January 1, 2008 by a cumulative-effect adjustment to retained earnings of $176,000. An additional $5,000 of liability and related expense was recorded by the Company for endorsement split-dollar life insurance arrangements during the first quarter of 2008.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115. This standard allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement of certain financial assets and liabilities on a contract-by-contract basis. Subsequent changes in fair value of these financial assets and liabilities would be recognized in earnings when they occur. This statement is effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted under special rules. The adoption of this statement did not have a material impact on the consolidated financial statements of the Company.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133. The statement requires enhanced disclosures about an entity’s derivative and hedging activities to improve the transparency of financial reporting. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The adoption of this statement is not expected to have a material impact on the consolidated financial statements of the Company.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

In December 2007, the FASB issued SFAS No. 141 R, Business Combinations, which requires an acquirer in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Relevance, completeness, and representation faithfulness of the information provided in financial reports about the assets acquired and liabilities assumed in a business combination are improved with implementation of this statement. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. The effective date of this statement is the same as that of related SFAS No. 160. The adoption of this statement is not expected to have a material impact on the consolidated financial statements of the Company.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statement ,which improves the relevance, comparability, and transparency of financial information provided to investors by requiring entities to report noncontrolling, minority, interests in subsidiaries as equity in the consolidated financial statements. This effective date of this statement is the same as SFAS No. 141R. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The adoption of this statement is not expected to have a material impact on the consolidated financial statements of the Company.

Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements, which provides a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. SFAS defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. When measuring fair value, valuation techniques should be appropriate in the circumstances and consistently applied. A hierarchy is used to prioritize valuation inputs into the following three levels to determine fair value:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – observable inputs other than the quoted prices included in Level 1.

Level 3 – unobservable inputs.

Assets measured at fair value on a recurring basis, including financial instruments for which the Company has elected the fair value option, are summarized below. The Company has not elected the fair value option to value liabilities:

	March 31, 2008
	Fair Value Measurement Using			Assets at Fair Value
	Level 1	Level 2	Level 3
	(in thousands)
Assets
Loans held for sale	$—	$16,020	$—	$16,020
Securities available-for-sale	427	58,366	—	58,793

Total assets	$427	$74,386	$—	$74,813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Carolina Bank Holdings, Inc. and Subsidiary

Greensboro, North Carolina

We have audited the accompanying consolidated balance sheets of Carolina Bank Holdings, Inc. and Subsidiary (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2007. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Carolina Bank Holdings, Inc. and Subsidiary at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Cherry, Bekaert & Holland, L.L.P.

Raleigh, North Carolina

March 17, 2008

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006

	2007	2006
	(in thousands)
Assets
Cash and due from banks	$5,022	$4,983
Securities available-for-sale, at fair value	59,304	71,054
Securities held-to-maturity	3,133	3,637
Loans held for sale	11,869	–
Loans	400,784	315,732
Less allowance for loan losses	(4,532)	(3,898)

Net loans	396,252	311,834
Premises and equipment, net	13,792	10,078
Other assets	10,744	10,006

Total assets	$500,116	$411,592

Liabilities and Stockholders’ Equity
Deposits
Non-interest bearing demand	$30,491	$26,984
NOW, money market and savings	163,177	167,124
Time	224,905	166,307

Total deposits	418,573	360,415

Advances from the Federal Home Loan Bank	31,581	8,908
Federal funds purchased	2,650	1,574
Securities sold under agreements to repurchase	3,452	2,031
Junior subordinated debentures	10,310	10,310
Other liabilities and accrued expenses	3,910	2,425

Total liabilities	470,476	385,663

Commitments (note 12)
Stockholders’ equity
Common stock, $1 par value; authorized 20,000,000 shares; issued and outstanding 3,315,157 in 2007 and 3,266,866 in 2006	3,315	2,722
Additional paid-in capital	15,379	15,597
Retained earnings	10,875	7,851
Stock in directors’ rabbi trust	(524)	(453)
Directors’ deferred fees obligation	524	453
Accumulated other comprehensive loss	71	(241)

Total stockholders’ equity	29,640	25,929

Total liabilities and stockholders’ equity	$500,116	$411,592

See accompanying notes to consolidated financial statements.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2007 and 2006

	2007	2006
	(in thousands, except per share data)
Interest income
Loans	$29,172	$23,175
Investment securities, taxable	3,160	3,236
Investment securities, non taxable	140	–
Interest from federal funds sold	187	414
Other	32	33

Total interest income	32,691	26,858

Interest expense
NOW, money market, savings	6,819	6,253
Time deposits	10,074	6,737
Other borrowed funds	1,627	1,679

Total interest expense	18,520	14,669

Net interest income	14,171	12,189
Provision for loan losses	1,162	1,196

Net interest income after provision for loan losses	13,009	10,993

Non-interest income
Service charges	748	684
Mortgage banking income	543	352
Repossessed asset gains (losses)	(14)	183
Other	452	554

Total non-interest income	1,729	1,773

Non-interest expense
Salaries and benefits	5,344	4,268
Occupancy and equipment	1,330	1,099
Professional fees	806	827
Outside data processing	607	575
Advertising and promotion	473	472
Stationery, printing and supplies	469	373
Impairment of non-marketable securities	100	–
Other	798	767

Total non-interest expense	9,927	8,381

Income before income taxes	4,811	4,385
Income tax expense	1,787	1,574

Net income	$3,024	$2,811

Net income per common share
Basic	$0.92	$0.86

Diluted	$0.89	$0.83

See accompanying notes to consolidated financial statements.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2007 and 2006

	Total	Common Stock	Additional Paid-In Capital	Stock in Directors Rabbi Trust	Directors Deferred Fees Obligation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
	(in thousands)
Balance, January 1, 2006	$22,787	$2,720	$15,580	$(333)	$333	$5,040	$(553)

Comprehensive income
Net income	2,811	—	—	—	—	2,811	—
Other comprehensive income— Unrealized gain on securities available for sale, net of tax of $160	312	—	—	—	—	—	312

Comprehensive income	3,123
Directors deferred fees	—	—	—	(120)	120	—	—
Exercised options	19	2	17	—	—	—	—

Balance, December 31, 2006	$25,929	$2,722	$15,597	$(453)	$453	$7,851	$(241)

Comprehensive income
Net income	3,024	—	—	—	—	3,024	—
Other comprehensive income—Unrealized gain on securities available for sale, net of tax of $161	312	—	—	—	—	—	312

Comprehensive income	3,336
Directors deferred fees	—	—	—	(71)	71	—	—
Stock options exercised	372	49	323	—	—	—	—
Stock options expensed	3	—	3	—	—	—	—
6 for 5 stock split	—	544	(544)	—	—	—	—

Balance, December 31, 2007	$29,640	$3,315	$15,379	$(524)	$524	$10,875	$71

See accompanying notes to consolidated financial statements.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2007 and 2006

	2007	2006
	(in thousands)
Cash flows from operating activities
Net income	$3,024	$2,811
Adjustments to reconcile net income to net cash (used for) provided by operating activities
Provision for loan losses	1,162	1,196
Depreciation	483	403
Deferred income tax (benefit)	(190)	(271)
Impairment of non-marketable securities	100	–
Amortization (accretion), net	(57)	(86)
(Gain) loss on sale of repossessed assets	14	(183)
Origination of loans held for sale, net of sales and gains	(11,869)
Stock compensation expense	3	–
Increase in other assets	(312)	(1,182)
Increase in accrued expenses and other liabilities	1,489	830

Net cash (used for) provided by operating activities	(6,153)	3,518

Cash flows from investing activities
Purchases of investment securities available-for-sale	(14,394)	(33,735)
Maturities and calls of securities available-for-sale	19,062	22,335
Repayments from mortgage-backed securities available-for-sale	8,114	5,375
Repayments from mortgage-backed securities held-to-maturity	501	352
Origination of loans, net of principal collected	(86,963)	(54,084)
Additions to premises and equipment	(4,208)	(2,753)
Proceeds from sales of assets	380	747

Net cash (used for) investing activities	(77,508)	(61,763)

Cash flows from financing activities
Net increase in deposits	58,158	54,081
Borrowings from Federal Home Loan Bank	110,300	16,300
Repayments to Federal Home Loan Bank	(87,627)	(28,692)
Increase in Federal funds purchased	1,076	1,574
Increase (decrease) in securities sold under agreements to repurchase	1,421	(813)
Proceeds from exercised stock options, including tax benefits	372	19

Net cash provided by financing activities	83,700	42,469

Net increase (decrease) in cash and cash equivalents	39	(15,776)
Cash and cash equivalents at beginning of period	4,983	20,759

Cash and cash equivalents at end of period	$5,022	$4,983

Supplemental disclosure of cash flow information
Cash paid during the year for interest	$17,986	$14,084

Cash paid during the year for income taxes	$1,158	$2,080

Supplemental disclosure of non-cash transactions
Transfer of loans to foreclosed assets	$1,383	$453

Transfer of loans to fixed assets	$–	$–

See accompanying notes to consolidated financial statements.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 1—Summary of significant accounting policies

Carolina Bank Holdings, Inc. (the “Holding Company”) is a North Carolina corporation organized in 2000. In August 2000 pursuant to the plan of exchange approved by the shareholders of Carolina Bank (the “Bank”), all of the outstanding shares of common stock of the Bank were exchanged for shares of common stock of the Holding Company. The Holding Company presently has no employees.

The Bank was incorporated in August 1996, and began banking operations in November 1996. It is engaged in lending and deposit gathering activities in Guilford, Alamance and Randolph Counties, North Carolina and operates under the laws of North Carolina, the Rules and Regulations of the Federal Deposit Insurance Corporation and the North Carolina Commissioner of Banks. The Bank has three locations in Greensboro and an office in Asheboro, Burlington, and High Point. A loan production office was opened in Winston-Salem in February 2008. All offices are in the Piedmont Triad region of North Carolina.

The following is a description of the significant accounting and reporting policies that the Holding Company and Bank (collectively the “Company”) follows in preparing and presenting their consolidated financial statements.

(a)	Basis of presentation and consolidation

The consolidated financial statements include the accounts of the Holding Company and its wholly-owned subsidiary, the Bank. All significant inter-company balances and transactions have been eliminated in consolidation.

(b)	Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

(c)	Securities

Investments in equity securities that have readily determinable fair values and all investments in debt securities are classified at acquisition into one of three categories and accounted for as follows:

•	securities held to maturity—reported at amortized cost,

•	trading securities—reported at fair value with unrealized gains and losses included in earnings, or;

•	securities available-for-sale—reported at estimated fair value with unrealized gains and losses reported as a separate component of comprehensive income (net of tax effect).

The Company does not engage in any trading activities. Gains and losses on sales of securities are recognized on a specific identification basis. Purchases and sales of investments are recorded on a trade-date basis. Premiums and discounts are amortized into interest income using a method that approximates the level yield method. The investment in the Federal Home Loan Bank represents restricted stock which is carried at cost and is required for advances or borrowings. The amounts invested were $2,160,000 and $1,126,000 at December 31, 2007 and 2006, respectively.

(d)	Loans held for sale

Loans held for sale represent residential real estate loans originated by the wholesale mortgage division, which was formed in 2007. Generally, optional commitments to sell these loans are made shortly after origination commitments are entered into with borrowers. Loans held for sale are marked to market and gains or losses are recognized when loans are originated and again when sold, if necessary.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(e)	Loans and allowance for loan losses

Loans are carried at their principal amount outstanding. Interest income is recorded as earned on the accrual basis. Loan origination fees and certain origination costs are capitalized with the net fee or cost recognized as an adjustment to interest income using the interest method.

The Company uses the allowance method in providing for loan losses. The provision for loan losses is based upon management’s estimate of the amount needed to maintain the allowance for loan losses at an adequate level to cover known and inherent risks of loss in the loan portfolio. In determining the provision amount, management gives consideration to current and anticipated economic conditions, the growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, delinquencies, loss trends, and other factors. Management believes that the allowance for loan losses is adequate. While management uses the best information available to make evaluations, future adjustments may be necessary if economic and other conditions differ substantially from the assumptions used.

Management considers loans to be impaired when based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors that influence management’s judgments include, but are not limited to, loan payment pattern, source of repayment, and value of collateral, if any. A loan would not be considered impaired if an insignificant delay in loan payment occurs and management expects to collect all amounts due. The major sources of identification of loans to be evaluated for impairment include past due and non-accrual reports, internally generated lists of certain risk grades, and regulatory reports of examination. Impaired loans are measured using either the discounted expected cash flow method or the value of collateral method. When the ultimate collectibility of an impaired loan’s principal is in doubt, wholly or partially, all cash receipts are applied to principal.

The accrual of interest on loans is discontinued when, in management’s opinion, the borrower may be unable to meet all payments as they become due. When the interest accrual is discontinued, all unpaid accrued interest is reversed and income is recognized only to the extent cash payments are received.

(f)	Foreclosed assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lower of fair value less costs to sell or carrying value at the date of foreclosure. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less costs to sell. Fair value is generally determined by appraisal.

(g)	Premises and equipment

Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets on the straight-line basis. Leasehold improvements are amortized over a term which includes the remaining lease term and probable renewal periods. Expenditures for major renewals and betterments are capitalized and those for maintenance and repairs are charged to operating expenses as incurred.

(h)	Income taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered in income. Deferred tax assets are reduced by a valuation allowance if it is more likely than not than the tax benefits will not be realized. The implementation of FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, in 2007 did not have a material impact on the consolidated financial statements of the Company.

(i)	Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash, due from banks and federal funds sold. The Company maintains due from accounts with correspondent banks. During the normal course of business, the Company may have cash deposits with these banks that are in excess of federally insured limits. At December 31, 2007 and 2006, interest-bearing deposits in other financial institutions amounted to $55,000 and $221,000, respectively.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(j)	Income per share

Basic income per share is computed based on the weighted average number of common shares outstanding. Diluted income per share includes the dilutive effects of stock options.

(k)	Stock options

The Company has three stock option plans, a nonqualified plan for directors (Director Plan) and two incentive stock option plans for management and employees (Employee Plans). The plans provide for the issuance of options to purchase common shares of the Company. Under the plans, the exercise price of each option is equal to the fair value of the common stock on the date of grant. The 1997 Incentive Stock Option Plan expired on May 20, 2007, and the 36,420 remaining ungranted incentive options (post stock split) became the permitted incentive options under the new 2007 Incentive Stock Option Plan. The 2007 Incentive Stock Option Plan expires on April 17, 2008.

The Company adopted SFAS No. 123R, Accounting for Stock-Based Compensation, on January 1, 2006 under the modified prospective application method. The adoption of this statement did not impact the consolidated financial statements for 2006 since there were no outstanding unvested options as of the date of adoption or stock option grants during 2006.

The fair value of options granted in 2007 under the Employee Plans was $178,000, of which $3,000 was expensed in 2007. As of December 31, 2007, there was $175,000 of total unrecognized compensation cost related to nonvested share-based compensation which is expected to be recognized over a weighted-average period of 4.9 years. No grants were made under the Director Plan in 2007 or 2006.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 2007: dividend yield of 0%, expected volatility of 32%, risk-free interest rate of 3.90%, and weighted average expected lives of eight years. The weighted average fair value per share of options granted for the year ended December 31, 2007 was $5.28.

Following is a summary of stock options outstanding under both plans, adjusted for the stock splits described in Note 11:

	Director Plan			Employee Plans
	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value ($000s)	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value ($000s)
Balance at January 1, 2006	70,881	$5.20		240,371	$7.69
Granted	–	–		–	–
Exercised				(2,270)	8.48
Forfeited	–	–		–	–

Balance at December 31, 2006	70,881	$5.20		238,101	$7.69
Granted	–	–		35,420	11.65
Exercised	(48,274)	5.42		–	–
Forfeited	–	–		(300)	10.41

Balance at December 31, 2007	22,607	$4.73	$147	273,221	$8.20	$833

Exercisable at December 31, 2007	22,607	$4.73	$147	237,801	$7.68	$849

At December 31, 2007, and 2006, all options under the Director Plan were exercisable at weighted average exercise prices of $4.73 and $5.20, respectively. Under the Employee Plans, exercisable options at 2007 and 2006, and were 237,801 and 238,101, respectively, with weighted average exercise prices of $7.68 and $7.69, respectively.

The range of exercise prices at December 31, 2007 for the Director Plan was $4.73 and for the Employee Plans was $4.73 – $11.65. The weighted average remaining contractual term for Director Plan options was 43 months and for the Employee Plans was 63 months.

The aggregate intrinsic value of all stock options at December 31, 2007 was $147,000 for the Director Plan and $833,000 for the Employee Plans. The intrinsic value of exercisable options at December 31, 2007 was $147,000 for the Director Plan and $849,000 for the Employee Plans.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(l)	Fair value of financial instruments

The assumptions used in estimating the fair value of the Company’s financial instruments are detailed below. Where quoted prices are not available, fair values are based on estimates using discounted cash flows and other valuation techniques. The use of discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following disclosures should not be considered an indication of the liquidation value of the Company, but rather represent a good-faith estimate of the increase or decrease in value of financial instruments held by the Company since purchase, origination or issuance.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and due from banks: The carrying amount approximates fair value.

Securities available for sale and securities held to maturity: Fair values for debt securities are based on quoted market prices. Restricted stock is valued at cost except for Triangle Capital Corporation which is valued at its quoted market price.

Loans held for sale: Fair values are based on commitment prices entered into to sell specific loans outstanding or on estimated commitment prices that could be obtained to sell loans if no commitment exists.

Loans: For variable rate loans, fair values are based on carrying values. Fixed rate commercial, other installment, and certain real estate mortgage loans are valued using discounted cash flows. The discount rates used to determine the present value of these loans are based on interest rates currently being charged by the Company on comparable loans as to credit risk and term.

Off-balance sheet instruments: The Company’s unfunded lines of credit and loan commitments are negotiated at current market rates and are relatively short-term in nature.

Deposit liabilities: The fair values of demand deposits are equal to the carrying value of such deposits. Demand deposits include non-interest bearing demand deposits, savings accounts, NOW accounts and money market demand accounts. Discounted cash flows have been used to value fixed rate and variable rate term deposits. The discount rate used is based on interest rates currently being offered by the Company on comparable deposits as to amount and term.

Short-term borrowings: The carrying value of securities sold under agreements to repurchase approximate their fair value.

Advances from the Federal Home Loan Bank: For variable rate advances, fair values are based on carrying values. Fixed rate advances are valued using discounted cash flows based on rates currently available to the Company on comparable borrowings with similar terms and remaining maturities.

Federal funds purchased: Due to the short-term nature of these assets, the carrying value approximates fair value.

Junior subordinated debentures: The carrying value of junior subordinated debentures approximate their fair value, since the interest rate is variable on these debentures.

Accrued interest: The carrying amounts of accrued interest approximate fair value.

(m)	Advertising

Advertising costs are expensed as incurred.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

(n)	Operating segments

The Financial Accounting Standards Board (“FASB”) issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, in June 1997, which established standards for the way public business enterprises report information about operating segments. The Corporation is considered to have two principal business segments in 2007, the Commercial/Retail Bank and the Wholesale Mortgage Division. The Wholesale Mortgage Division began originating home mortgage loans through third parties and selling these loans to investors in late 2007. The Company had only one operating segment prior to 2007. Financial performance for 2007 and selected balance sheet information at December 31, 2007 for each segment is as follows:

	2007
	Commercial/Retail Bank	Wholesale Mortgage Division	Total
	(in thousands)
Interest income	$32,617	$74	$32,691
Interest expense	18,454	66	18,520

Net interest income	14,163	8	14,171
Provision for loan losses	1,162	–	1,162

Net interest income after provision for loan losses	13,001	8	13,009
Non-interest income	1,468	261	1,729
Non-interest expense	9,724	203	9,927

Income before income taxes	4,745	66	4,811
Income tax expense	1,762	25	1,787

Net income	$2,983	$41	$3,024

Total Assets	$488,098	$12,018	$500,116
Net loans	396,252	11,869	408,121
Equity	29,599	41	29,640

(o)	Retail repurchase agreements

Funds are borrowed on an overnight basis through retail repurchase agreements with bank customers. Retail repurchase agreements are collateralized by securities of the U.S. Government or by mortgage backed securities issued by quasi governmental agencies. The market value of collateral pledged for retail repurchase agreements is monitored by the Company to equal or exceed the balances borrowed.

(p)	Impact of recently adopted accounting standards

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140, which simplifies accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid bifurcation and eliminates a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. The provisions of this statement were effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of FAS No. 155 did not have a material impact on the consolidated financial statements of the Company.

In June 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140. This Statement amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125 with respect to the accounting for separately recognized servicing assets and servicing liabilities. The provisions of this statement are effective for fiscal years beginning after September 15, 2006. The adoption of SFAS No. 156 did not have a material impact on the consolidated financial statements of the Company.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of this new standard did not have a material impact on the consolidated financial statements of the Company.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, which establishes that the financial statement effects of a tax position taken or expected to be taken in a tax return are to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this standard did not have a material impact on the consolidated financial statements of the Company.

In February 2007, The FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115. This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. While most of the provisions are elective, the amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. The fair value option established by statement No. 159 permits entities to choose to measure eligible items at fair value at specified election dates. A business entity will generally report the change in unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied to entire instruments and not to portions of instruments. This statement is effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted if the decision to do so is made within the first 120 days of that earlier fiscal year. The adoption of this statement is not expected to have a material impact on the consolidated financial statements of the Company.

Note 2 – Securities

A summary of the amortized cost and estimated fair values of securities available-for-sale and held- to-maturity follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in thousands)
December 31, 2007

Available for sale
U.S. agency obligations	$8,847	$88	$15	$8,920
Municipal securities	7,252	10	91	7,171
FNMA, FHLMC, and GNMA mortgage-backed securities	38,455	309	115	38,649
Corporate securities	1,882	9	–	1,891
Restricted stock	2,761	–	88	2,673

	$59,197	$416	$309	$59,304

Held to maturity
U.S. agency obligations	$1,799	$–	$8	$1,791
FNMA and GNMA mortgage-backed securities	1,334	1	41	1,294

	$3,133	$1	$49	$3,085

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
		(in thousands)
December 31, 2006

Available for sale
U.S. agency obligations	$26,581	$16	$260	$26,337
FNMA, FHLMC, and GNMA mortgage-backed securities	43,625	142	264	43,503
Restricted stock	1,214	–	–	1,214

	$71,420	$158	$524	$71,054

Held to maturity
U.S. agency obligations	$1,799	$–	$46	$1,753
FNMA and GNMA mortgage-backed securities	1,838	–	74	1,764

	$3,637	$–	$120	$3,517

The scheduled maturities of debt securities held to maturity and available for sale at December 31, 2007 were as follows:

	Available for Sale		Held to Maturity
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
		(in thousands)
Due in one year or less	$5,987	$5,999	$1,799	$1,791
Due from one to five years	1,440	1,485	–	–
Due from five to ten years	1,420	1,436
Over ten years	9,134	9,062	–	–
Mortgage-backed securities	38,455	38,649	1,334	1,294

	$56,436	$56,631	$3,133	$3,085

There were no sales of securities and no realized gains from called or sold securities during 2007 and 2006.

At December 31, 2007, securities with a carrying value of approximately $13,205,000 were pledged to secure public deposits and for other purposes.

Management evaluates securities for other-than-temporary impairment at least quarterly. Consideration is given to the length of time and the extent to which the fair values have been less than amortized cost, the financial condition and near-term prospects of the security issuers, and the intent and ability to retain impaired investments for a period to allow recovery in fair value.

At December 31, 2007, debt securities with $19,581,000 in fair value had total unrealized losses of less than 2% of amortized cost. These securities were U.S. agency obligations, municipal securities, GNMA, FNMA and FHLMC mortgage-backed securities, and restricted stock. As management has the ability and intent to hold these debt securities until maturity, no declines are deemed to be other-than-temporary.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Information pertaining to securities with gross unrealized losses at December 31, 2007 and 2006, by category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in thousands)
December 31, 2007:
U.S. agency obligations	$–	$–	$3,775	$23	$3,775	$23
Municipal securities	4,909	91	–	–	4,909	91
FNMA, FHLMC, GNMA mortgage backed securities	–	–	10,471	156	10,471	156
Restricted stock	426	88	–	–	426	88

Total	$5,335	$179	$14,246	$179	$19,581	$358

December 31, 2006:
U.S. agency obligations	$3,997	$3	$21,667	$303	$25,664	$306
FNMA, FHLMC, GNMA mortgage backed securities	9,839	22	14,605	316	24,444	338

Total	$13,836	$25	$36,272	$619	$50,108	$644

Note 3 – Loans and allowance for loan losses

Loans at December 31, 2007 and 2006 were as follows:

	2007	2006
	(in thousands)
Real estate—construction	$71,513	$65,427
Real estate—mortgage	256,923	188,001
Commercial	68,127	58,421
Installment and other	4,384	4,120

Total loans	400,947	315,969
Less: Deferred loan fees, net	(163)	(237)
Allowance for loan losses	(4,532)	(3,898)

	$396,252	$311,834

The activity in the allowance for loan losses for 2007 and 2006 is summarized as follows:

	2007	2006
	(in thousands)
Balance at beginning of year	$3,898	$3,210
Provision charged to operations	1,162	1,196
Loan charge-offs	(548)	(547)
Loan recoveries	20	39

Balance at end of year	$4,532	$3,898

At December 31, 2007 and 2006, the total recorded investment in impaired loans amounted to approximately $3,541,000 and $2,388,000, respectively. These loans were also on non-accrual. The average recorded investment in impaired loans amounted to $3,254,000 and $3,328,000 for the years ended December 31, 2007 and 2006, respectively. Loans ninety days or more past due and still accruing interest amounted to $465,000 and $0 at December 31, 2007 and 2006, respectively. The allowance for loan losses related to impaired loans was $447,000 at December 31, 2007 and $433,000 at December 31, 2006. There was no interest income recognized on impaired loans for 2007 and 2006.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The Company has made loans in the ordinary course of business to certain directors and executive officers of the Company and to their affiliates and associates. The total amount of such loans was $12,179,000 and $11,224,000 at December 31, 2007 and 2006, respectively. During 2007, $11,098,000 in new loans were made and repayments were $10,143,000. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers.

Note 4—Premises and equipment

Premises and equipment at December 31, 2007 and 2006 were as follows:

	2007	2006
	(in thousands)
Land	$3,824	$3,760
Building and improvements	6,542	4,705
Leasehold improvements	414	406
Furniture and equipment	3,080	2,389
Construction in progress	2,092	931
Land improvements	497	109

	16,449	12,300
Less accumulated depreciation	(2,657)	(2,222)

Premises and equipment, net	$13,792	$10,078

Interest capitalized was $34,000 and $14,000 in 2007 and 2006, respectively. Depreciation expense was $483,000 in 2007 and $403,000 in 2006.

Note 5—Other investments and Impairment of non-marketable equity security

During 2003, the Company subscribed to the Triangle Mezzanine Fund (the “Fund”), a limited partner investment company. The Company’s initial subscription was $500,000. At December 31, 2007 and 2006, the Company had invested $514,000 and $500,000 with the Fund, respectively. The Fund became a public company in 2007 and was valued for and carried at $426,000 under securities available-for-sale at December 31, 2007. The Fund assumed the name of Triangle Capital Corporation with stock symbol, TCAP, as a public company. Prior to 2007, the investment was included at cost under other assets.

The Company also invested $305,000 in September 2004 in the initial stock offering of Community Trust Company of the Southeast, Inc., a North Carolina trust bank, which offers trust and investment services to clients of community banks. During 2007 it was determined that the fair value of the investment was less than the original cost and that the decline in value was other than temporary. The investment was written down $100,000 by an impairment charge against 2007 earnings and has been included in other assets.

Note 6—Deposits

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $97,514,000 and $85,714,000 at December 31, 2007 and 2006, respectively.

The Company has accepted deposits during the ordinary course of business from certain directors and executive officers of the Company and from their affiliates and associates. The total amount of these deposits outstanding was $7,313,000 and $6,894,000 at December 31, 2007 and 2006, respectively.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

At December 31, 2007, the scheduled maturities of time deposits were as follows:

(in thousands)
2008	$214,192
2009	7,130
2010	1,595
2011	1,698
2012	290
Thereafter	–

$224,905

Note 7—Advances from Federal Home Loan Bank of Atlanta

The Company had the following advances from the Federal Home Loan Bank outstanding at December 31, 2007 and 2006:

	2007	2006
	(in thousands)
Fixed rate advance at 6.05%	$3,000	$3,000
Fixed rate advance at 4.52%	15,000	–
Variable rate advances at 4.40% (overnight)	13,000	–
Variable rate advances—one month LIBOR minus .01%	–	5,300
Amortizing fixed rate advance at 1.00%	581	608

	$31,581	$8,908

These advances are secured by the Company’s FHLB stock and a blanket floating lien on the Company’s one-to-four family residential and commercial real estate loan portfolios. Outstanding loan balances of approximately $148 million were pledged to the Federal Home Loan Bank at December 31, 2007. The contractual maturities of these advances are as follows:

(in thousands)
2008	$28,028
2009	29
2010	3,030
2011	31
2012	32
Thereafter	431

$31,581

Credit availability for additional advances from the Federal Home Loan Bank was $18,389,000 at December 31, 2007. The Company also had $18,700,000 in federal funds borrowing accommodations from two Banks, of which $2,650,000 was outstanding at December 31, 2007.

Note 8—Junior subordinated debentures

In December 2004, the Company issued $10,310,000 of unsecured junior subordinated debentures which carry a floating interest rate of three month LIBOR plus 2%. The proceeds from the sale of the debentures were used to repay $3,100,000 of unsecured junior subordinated debentures which were issued in March 2001 and were used to fund projected loan growth.

These debentures were issued to Carolina Capital Trust (“Carolina Trust”), a wholly owned subsidiary of the Company which is not consolidated in these consolidated financial statements pursuant to FASB Interpretation No. 46, Consolidated Variable Interest Entities. Carolina Trust acquired these debentures using the proceeds of its offerings of common securities to the Company and $10 million of Trust Preferred Securities to outside investors. The Trust Preferred Securities, which qualify as Tier 1 and Tier 2 capital under Federal Reserve Board guidelines, accrue and pay interest quarterly at three month LIBOR (4.26% at December 31, 2007) plus 2% per annum.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The Company has entered into contractual arrangements which, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by the Company of the obligations of Carolina Trust under the Trust Preferred Securities.

The Trust Preferred Securities are redeemable upon maturity of the debentures on January 7, 2035, or upon earlier redemption as provided in the indenture. The Company has the right to redeem the debentures purchased by Carolina Trust in whole or in part, on or after January 7, 2010.

Note 9—Income taxes

The provision for income tax expense (benefit) consisted of the following for the year ended December 31:

	2007	2006
	(in thousands)
Current
Federal	$1,588	$1,512
State	389	333

	1,977	1,845

Deferred
Federal	(162)	(233)
State	(28)	(38)

	(190)	(271)

	$1,787	$1,574

A reconciliation of reported income tax expense for the years ended December 31, 2007 and 2006 to the amount of tax expense computed by multiplying income before taxes by the statutory federal income tax rate of 34% follows:

	2007	2006
	(in thousands)
Tax provision at statutory rate	$1,636	$1,491
Increase (decrease) in income taxes resulting from
State income taxes net of federal benefit	238	195
Increase in cash value of life insurance	(139)	(117)
Other	47	5

	$1,782	$1,574

The primary components of deferred income taxes are as follows:

	2007	2006
	(in thousands)
Deferred tax assets
Allowance for loan losses	$1,474	$1,279
Deferred compensation expense	394	315
Other	(2)	(7)
Unrealized loss on securities	–	124

Gross deferred tax assets	1,866	1,711

Deferred tax liabilities
Depreciable basis of premises and equipment	159	142
Deferred loan costs	251	174
Unrealized gain on securities	36	–

Gross deferred tax liabilities	446	316

Net deferred tax assets	$1,420	$1,395

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note 10—Stockholders’ equity

The Board of Directors has declared 6-for-5 stock splits effected in the form of 20% stock dividends payable to stockholders of record as of June 2007 and November 2005. As a result, $544,000 and $453,000 were reclassified from additional paid-in capital to common stock in 2007 and 2005, respectively. Per share amounts for all periods presented have been restated to reflect the effect of these stock splits.

Note 11—Regulatory matters

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Holding Company. The total amount of dividends, which may be paid at any date, is generally limited to the retained earnings of the Bank. In addition, dividends paid by the Bank to the Holding Company would be prohibited if the effect would cause the Bank’s capital to be reduced below applicable minimum regulatory capital requirements. Loans or advances are generally limited to 15 percent of the Bank’s common stock and surplus on a secured basis.

The Holding Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Holding Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators as to components, risk weighting, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). At December 31, 2007 and 2006, management believes that the Company and the Bank have met all capital adequacy requirements to which they are subject.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

As of December 31, 2007, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There have been no conditions or events since that notification that management believes have changed the Bank’s category. The Company’s and the Bank’s actual capital amounts and ratios as of December 31, 2007 and 2006 are presented in the table that follows.

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio		Amount	Ratio
			($ in thousand)
December 31, 2007:
Total Capital
(To risk weighted assets)
Consolidated	$44,101	10.00%	$35,269	≥	8%	$44,086	≥	10%
Carolina Bank	44,062	10.00%	35,244	≥	8%	44,055	≥	10%
Tier 1 Capital
(To risk weighted assets)
Consolidated	39,425	8.94%	17,634	≥	4%	26,452	≥	6%
Carolina Bank	39,530	8.97%	17,622	≥	4%	26,433	≥	6%
Tier 1 Capital
(To average assets)
Consolidated	39,425	8.14%	19,363	≥	4%	24,203	≥	5%
Carolina Bank	39,530	8.17%	19,347	≥	4%	24,184	≥	5%

December 31, 2006:
Total Capital
(To risk weighted assets)
Consolidated	$40,069	11.45%	$27,994	≥	8%	$34,993	≥	10%
Carolina Bank	37,970	10.87%	27,945	≥	8%	34,932	≥	10%
Tier 1 Capital
(To risk weighted assets)
Consolidated	34,894	9.97%	13,997	≥	4%	20,996	≥	6%
Carolina Bank	34,072	9.75%	13,973	≥	4%	20,959	≥	6%
Tier 1 Capital
(To average assets)
Consolidated	34,894	8.76%	15,937	≥	4%	19,921	≥	5%
Carolina Bank	34,072	8.61%	15,837	≥	4%	19,796	≥	5%

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note 12—Commitments

Operating leases

The Company leases land for a future main office currently under construction, a branch facility, and an ATM site under operating leases entered into during 2006, 1996 and 2005, respectively. A 2005 lease for temporary quarters until a new branch office was completed in 2007 has been terminated and has no future minimum lease payments. Total future minimum lease payments, excluding renewal options, at December 31, 2007, under the leases are as follows:

(in thousands)
2008	$164
2009	165
2010	160
2011	140
2012	149
Thereafter	3,588

$4,366

Total lease expense was approximately $281,000 in 2007 and $210,000 in 2006.

Loans

In the normal course of business there are outstanding commitments for the extension of credit which are not reflected in the financial statements. At December 31, 2007 and 2006, pre-approved but unused lines of credit for loans totaled approximately $99,276,000 and $86,160,000. In addition, the Company had $6,224,000 and $7,189,000 in standby letters of credit at December 31, 2007 and 2006, respectively. These commitments represent no more than the normal lending risk that the Bank commits to its borrowers. If these commitments are drawn, the Company will obtain collateral if it is deemed necessary based on management’s credit evaluation of the counterparty. Management believes that these commitments can be funded through normal operations.

Note 13—Employee benefit plans

All employees of the Company who meet certain eligibility requirements can elect to participate in the Bank’s 401(k) plan. Participants may make voluntary contributions resulting in salary deferrals in accordance with Section 401(k) of the Internal Revenue Code and the plan documents. The Company makes a 100% matching contribution up to a maximum of six percent of compensation which is vested immediately. The Company’s matching expense was $219,000 in 2007 and $175,000 in 2006.

In 2003, the Company established a nonqualified deferred compensation plan under which directors may elect to defer their directors’ fees. Participating directors receive an additional 25% matching contribution for monthly board meetings and the amounts deferred are invested solely in Company stock that is held in a rabbi trust. The Company stock held by the trust and the related deferred compensation liability are recorded at an amount equal to the original compensation deferred. Changes in the fair value of the stock are not recognized in the Company’s financial statements. At December 31, 2007, deferred directors’ fees of $524,000 had been used to purchase 50,714 shares of the Company’s stock held by the trust after distribution of 28,802 shares to retiring directors. Deferred directors’ fees of $23,000 were also remitted to the trust before December 31, 2007 to buy stock in 2008. Prior to 2003, directors could elect to defer their fees however there was no separate trust, matching provision or investment in Company stock.

During December 2002, the Company added a supplemental executive retirement plan for certain executive officers. The future benefits of the plan will be funded primarily by life insurance policies on these employees with the Company designated as the beneficiary. Expenses were $134,000 in 2007 and $119,000 in 2006 related to this plan. At December 31, 2007 and 2006, other liabilities include $498,000 and $364,000, respectively, for this supplemental retirement plan. The cash surrender value of the related insurance policies has been included in other assets.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note 14—Fair value of financial statements

The following represents the estimated fair values and carrying amounts of financial instruments at December 31:

	2007		2006
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands)		(in thousands)
Financial Assets:
Cash and due from banks	$5,022	$5,022	$4,983	$4,983
Securities available for sale	59,304	59,304	71,054	71,054
Securities held to maturity	3,133	3,085	3,637	3,517
Net loans held for sale	11,869	11,869	–	–
Net loans	396,252	399,008	311,834	310,657
Accrued interest receivable	2,414	2,414	2,255	2,255

Financial Liabilities:
Demand and savings deposits	193,668	193,668	194,108	194,108
Time deposits	224,905	225,838	166,307	165,457
Federal Home Loan Bank advances	31,581	31,735	8,908	9,007
Securities sold under agreements to repurchase	3,452	3,452	2,031	2,031
Federal funds purchased	2,650	2,650	1,574	1,574
Trust preferred securities	10,310	10,310	10,310	10,310
Accrued interest payable	2,059	2,059	1,492	1,492

Note 15—Income (loss) per common share (EPS)

The reconciliation of the numerators and denominators of the basic income (loss) per share and diluted income per share computation at December 31, 2007 and 2006 follows:

	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(in thousands)
2007
Basic income per share:
Income available to common stockholders	$3,024	3,280,315	$0.92

Effect of dilutive securities
Stock options	–	122,396	(0.03)

Diluted income per share:
Income available to common stockholders and assumed conversions	$3,024	3,402,711	$0.89

2006*
Basic income per share:
Income available to common stockholders	$2,811	3,265,558	$0.86

Effect of dilutive securities
Stock options	–	117,512	(0.03)

Diluted income per share:
Income available to common stockholders and assumed conversions	$2,811	3,383,070	$0.83

*	Restated for the 6-for-5 stock split in 2007.

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note 16—Condensed financial statements of parent company

Financial information pertaining to Carolina Bank Holdings, Inc. is as follows:

Condensed Balance Sheet
	December 31,
	2007	2006
	(in thousands)
Assets:
Cash	$144	$1,176
Securities available-for-sale	–	999
Investment in Carolina Capital Trust	310	310
Investment in Carolina Bank	39,600	33,831
Other assets	73	98

Total assets	$40,127	$36,414

Liabilities and stockholders’ equity:
Accrued expenses	$177	$175
Junior subordinated debentures	10,310	10,310
Stockholders’ Equity	29,640	25,929

Total liabilities and stockholders’ equity	$40,127	$36,414

Condensed Statement of Operations
	Years ended December 31,
	2007	2006
	(in thousands)
Interest income	$93	$120
Interest expense	766	744
Other expense	118	120

Total expense	884	864

Income tax benefit	268	253

(Loss) before equity in undistributed net income of subsidiaries	(523)	(491)
Equity in undistributed income of subsidiaries	3,547	3,302

Net income	$3,024	$2,811

CAROLINA BANK HOLDINGS, INC. AND SUBSIDIARY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Condensed Statement of Cash Flows Years ended December 31, 2007 and 2006
	2007	2006
	(in thousands)
Operating activities:
Net income	$3,024	$2,811
Adjustments to reconcile net income to net cash (used by) provided by operating activities:
Equity in undistributed income of subsidiaries	(3,547)	(3,302)
Stock compensation expensed	3	–
Change in other assets	25	(90)
Change in accrued expenses	2	24

Net cash used by operating activities	(493)	(557)

Investing activities:
Purchase of securities available for sale	–	(1,000)
Repayments from securities available for sale	1,000	2,205
Investment in subsidiaries	(1,800)	–

Net cash provided by (used by) investing activities	(800)	1,205

Financing activities:
Proceeds from stock options	261	19

Net cash provided by financing activities	261	19

Net change in cash	(1,032)	667

Cash at beginning of year	1,176	509

Cash at end of year	$144	$1,176

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$767	$720

2,000,000 Shares of Common Stock

Prospectus

                    , 2008

Robert W. Baird & Co.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Registration Fee	$936
FINRA Filing Fee	2,883
Printing and Engraving Expenses*	24,000
Transfer Agent Fees*	2,500
Legal Fees and Expenses*	110,000
Accounting Expenses*	40,000
Miscellaneous*	29,681

Total	$210,000

*	Estimated

Item 14.	Indemnification of Directors and Officers.

Sections 55-8-50 through 55-8-58 of the North Carolina General Statutes permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee (i) conducted himself in good faith, (ii) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (b) that in all other cases his conduct at least was not opposed to the corporation’s best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the Board of Directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina General Statutes permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney’s fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. The bylaws of Carolina Bank Holdings, Inc. provide for indemnification to the fullest extent permitted by law for persons who serve as a director, officer, agent or employee of Carolina Bank Holdings, Inc. or at the request of Carolina Bank Holdings, Inc. serve as a director, officer, agent or employee for any other corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan. Accordingly, Carolina Bank Holdings, Inc. may indemnify its directors, officers, agents or employees in accordance with either the statutory or nonstatutory standards.

Sections 55-8-52 and 55-8-56 of the North Carolina General Statutes require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56.

Finally, Section 55-8-57 of the North Carolina General Statutes provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the North Carolina Business Corporation Act to indemnify such party. Carolina Bank Holdings, Inc. has purchased a standard directors’ and officers liability policy which will, subject to certain limitations, indemnify Carolina Bank Holdings, Inc. and its officers and directors for damages they become legally obligated to pay as a result of any negligent act, error, or omission committed by directors or officers while acting in their capacity as such.

As permitted by North Carolina law, Article 5 of Carolina Bank Holdings, Inc.’s Articles of Incorporation limits the personal liability of directors for monetary damages for breaches of duty as a director arising out of any legal action whether by or in the right of Carolina Bank Holdings, Inc. or otherwise, provided that such limitation will not apply to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of Carolina Bank Holdings, Inc., (ii) any liability under Section 55-8-33 of the General Statutes of North Carolina, or (iii) any transaction from which the director derived an improper personal benefit (which does not include a director’s reasonable compensation or other reasonable incidental benefit for or on account of his service as a director, officer, employee, independent contractor, attorney, or consultant of Carolina Bank Holdings, Inc.).

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

The following exhibits are filed with this Registration Statement:

Exhibit Number	Description

1.1	Form of Underwriting Agreement (To be filed by amendment)

3.1	Articles of Incorporation of Registrant(1)

3.2	Bylaws of Registrant(1)

4.1	Form of Stock Certificate(1)

4.2	Indenture(2)

5.1	Opinion of Gaeta & Eveson, P.A. regarding legality of securities (Filed herewith)

10.1	Employment Agreement of Robert T. Braswell(3)

10.2	Employment Agreement of T. Allen Liles(4)

10.3	Employment Agreement of Gunnar N. R. Fromen(4)

10.4	Employment Agreement of Daniel D. Hornfeck(4)

10.5	1997 Incentive Stock Option Plan(5)

10.6	1997 Non-qualified Stock Option Plan(6)

10.7	2007 Incentive Stock Option Plan(6)

10.8	Salary Continuation Agreement between Carolina Bank and Robert T. Braswell(7)

10.9	Salary Continuation Agreement between Carolina Bank and T. Allen Liles(4)

10.10	Salary Continuation Agreement between Carolina Bank and Gunnar N.R. Fromen(4)

10.11	Salary Continuation Agreement between Carolina Bank and Daniel D. Hornfeck(4)

10.12	Life Insurance Endorsement Method Split Dollar Plan Agreement Between Carolina Bank and Robert T. Braswell(8)

10.13	Life Insurance Endorsement Method Split Dollar Plan Agreement Between Carolina Bank and T. Allen Liles(8)

10.14	Life Insurance Endorsement Method Split Dollar Plan Agreement Between Carolina Bank and Gunnar N.R. Fromen(8)

10.15	Carolina Bank Directors’ Deferral Plan(8)

10.16	Director Retirement Agreement Between Carolina Bank and J. Alexander S. Barrett(4)

10.17	Director Retirement Agreement Between Carolina Bank and Gary N. Brown(4)

10.18	Director Retirement Agreement Between Carolina Bank and George E. Carr, III(4)

10.19	Director Retirement Agreement Between Carolina Bank and John D. Cornet(4)

10.20	Director Retirement Agreement Between Carolina Bank and James E. Hooper(4)

10.21	Director Retirement Agreement Between Carolina Bank and Kenneth C. Mayer, Jr. (4)

10.22	Director Retirement Agreement Between Carolina Bank and T. Gray McCaskill(4)

10.23	Director Retirement Agreement Between Carolina Bank and D. Wayne Thomas(4)

10.24	Amended and Restated Declaration of Trust of Carolina Capital Trust(9)

10.25	Guarantee Agreement(9)

21.1	Subsidiaries(10)

23.1	Consent of Cherry, Bekaert & Holland, L.L.P. (Filed herewith)

23.2	Consent of Gaeta & Eveson, P.A. (Included in Exhibit 5.1)

24.1	Power of Attorney (Filed herewith)

(1)	Incorporated by reference to Form 10-KSB of Carolina Bank Holdings, Inc. (Filed April 2, 2001 with the Securities and Exchange Commission).

(2)	Incorporated by reference to Form 8-K of Carolina Bank Holdings, Inc. (Filed January 4, 2005 with the Securities and Exchange Commission).

(3)	Incorporated by reference to Form 8-K/A of Carolina Bank Holdings, Inc. (Filed June 9, 2008 with the Securities and Exchange Commission).

(4)	Incorporated by reference to Form 8-K of Carolina Bank Holdings, Inc. (Filed June 5, 2008 with the Securities and Exchange Commission).

(5)	Incorporated by reference to the registrant’s Registrant Statement on Form S-8, filed with the Securities and Exchange Commission on June 2, 2003

(6)	Incorporated by reference to Form S-8 of Carolina Bank Holdings, Inc. (Filed May 11, 2000 with the Securities and Exchange Commission).

(7)	Incorporated by reference to Form 8-K of Carolina Bank Holdings, Inc. (Filed May 27, 2008 with the Securities and Exchange Commission).

(8)	Incorporated by reference to Form 10-KSB of Carolina Bank Holdings, Inc. (Filed March 28, 2003 with the Securities and Exchange Commission).

(9)	Incorporated by reference to Form 8-K of Carolina Bank Holdings, Inc. (Filed January 4, 2005 with the Securities and Exchange Commission).

(10)	Incorporated by reference to Form 10-K of Carolina Bank Holdings, Inc. (Filed March 24, 2008 with the Securities and Exchange Commission).

Item 17.	Undertakings

(a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greensboro, State of North Carolina, on June 9, 2008.

CAROLINA BANK HOLDINGS, INC.

By:	/s/ Robert T. Braswell
Robert T. Braswell President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

/s/ Robert T. Braswell
Robert T. Braswell President and Chief Executive Officer

/s/ T. Allen Liles
T. Allen Liles Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)

/s/ J. Alexander S. Barrett*
J. Alexander S. Barrett Director

/s/ Gary N. Brown*
Gary N. Brown Vice Chairman of the Board of Directors

/s/ George E. Carr*
George E. Carr Director

/s/ John D. Cornet*
John D. Cornet Chairman of the Board of Directors

/s/ James E. Hooper*
James E. Hooper Director

/s/ Kenneth C. Mayer, Jr.*
Kenneth C. Mayer, Jr. Director

/s/ T. Gray McCaskill*
T. Gray McCaskill Director

/s/ D. Wayne Thomas*
D. Wayne Thomas Director

*	/s/ Robert T. Braswell
By: Robert T. Braswell Attorney-in-Fact

Exhibit Index

Exhibit Number	Description

1.1	Form of Underwriting Agreement (To be filed by amendment)

3.1	Articles of Incorporation of Registrant*

3.2	Bylaws of Registrant*

4.1	Form of Stock Certificate*

4.2	Indenture*

5.1	Opinion of Gaeta & Eveson, P.A. regarding legality of securities (Filed herewith)

10.1	Employment Agreement of Robert T. Braswell*

10.2	Employment Agreement of T. Allen Liles*

10.3	Employment Agreement of Gunnar N. R. Fromen*

10.4	Employment Agreement of Daniel D. Hornfeck*

10.5	1997 Incentive Stock Option Plan*

10.6	1997 Non-qualified Stock Option Plan*

10.7	2007 Incentive Stock Option Plan*

10.8	Salary Continuation Agreement between Carolina Bank and Robert T. Braswell*

10.9	Salary Continuation Agreement between Carolina Bank and T. Allen Liles*

10.10	Salary Continuation Agreement between Carolina Bank and Gunnar N.R. Fromen*

10.11	Salary Continuation Agreement between Carolina Bank and Daniel D. Hornfeck*

10.12	Life Insurance Endorsement Method Split Dollar Plan Agreement Between Carolina Bank and Robert T. Braswell*

10.13	Life Insurance Endorsement Method Split Dollar Plan Agreement Between Carolina Bank and T. Allen Liles*

10.14	Life Insurance Endorsement Method Split Dollar Plan Agreement Between Carolina Bank and Gunnar N.R. Fromen*

10.15	Carolina Bank Directors’ Deferral Plan*

10.16	Director Retirement Agreement Between Carolina Bank and J. Alexander S. Barrett*

10.17	Director Retirement Agreement Between Carolina Bank and Gary N. Brown*

10.18	Director Retirement Agreement Between Carolina Bank and George E. Carr, III*

10.19	Director Retirement Agreement Between Carolina Bank and John D. Cornet*

10.20	Director Retirement Agreement Between Carolina Bank and James E. Hooper*

10.21	Director Retirement Agreement Between Carolina Bank and Kenneth C. Mayer, Jr.*

10.22	Director Retirement Agreement Between Carolina Bank and T. Gray McCaskill*

10.23	Director Retirement Agreement Between Carolina Bank and D. Wayne Thomas*

10.24	Amended and Restated Declaration of Trust of Carolina Capital Trust*

10.25	Guarantee Agreement*

21.1	Subsidiaries*

23.1	Consent of Cherry, Bekaert & Holland, L.L.P. (Filed herewith)

23.2	Consent of Gaeta & Eveson, P.A. (Included in Exhibit 5.1)

24.1	Power of Attorney (Filed herewith)

*	Incorporated by reference